Exhibit 99.4

YAMANA GOLD

2007 ANNUAL REPORT

YAMANA GOLD - 2007

2007 Highlights

Overview

Contents
Production Growth Curve	1
Message to Shareholders	2
Why Invest in Yamana?	6
Assets at a Glance	8
Chapada	10
El Peñón	12
Jacobina	14
Gualcamayo	16
São Francisco	18
Minera Florida	20
Other Operations	22
Development and
Advanced Exploration	25
Reserves and Resources	29
Sustainability -
Our People, Our Future	32
Environmental Management	37
Health and Safety	39
Management’s Discussion
and Analysis	41
Management’s Responsibility	89
Auditors’ Report	90
Consolidated Financial
Statements	91
Corporate Governance	130
Corporate Information	131
Shareholder Information	132

Yamana is a Canadian-based gold producer with significant gold production in addition to other precious metals and copper, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana has seven operating mines and five development projects providing direct employment opportunities to over 8,700 individuals. The Company has a market capitalization of approximately $12 billion, and is targeting sustainable annual production of approximately 2.2 million gold equivalent ounces in 2012.

2007 HIGHLIGHTS

•              Completed the acquisition of Meridian Gold and Northern Orion Resources for $4.8 billion

•              Total production from all mines of approximately 1 million gold equivalent ounces for the year

•              Industry low cash costs at $(182) per gold equivalent ounce (GEO includes gold and silver)

•              Commercial production declared at Yamana’s original flagship operation, Chapada, in February 2007

•              Record revenue, earnings, and cash flow, consistent with strategic plan

•              Healthy cash and short-term investments position at year end of approximately $330 million with net debt at $300 million

•              Secured a credit facility for up to $700 million

A cautionary note regarding forward-looking statements and non-GAAP measures follows the Management’s Discussion and Analysis of Operations and Financial Condition.

All figures are in US dollars unless otherwise indicated.

Growth Sustainability and Value

2012
2.0 to 2.5 million gold equivalent ounces
2011
Approx. 2.0 million gold equivalent ounces
2010
Approx. 1.8 million gold equivalent ounces
2009
Approx. 1.6 million gold equivalent ounces
2008
Approx. 1.3 million gold equivalent ounces

YAMANA GOLD - 2007

Message to Shareholders

WITH SEVEN OPERATING MINES, AND FIVE IN DEVELOPMENT, YAMANA HAS A UNIQUE OFFERING OF GROWTH, SUSTAINABILITY AND VALUE.

To Our Shareholders,

This has been a transformative year in which we have progressed from a dominant intermediate gold producer to the premier gold producer. If we compare our current production, growth, sustainability and low costs, we rank amongst the best gold producers in the world. With seven operating mines, and five in development, Yamana has a unique offering of growth, sustainability and value.

Since Yamana was first formed just over four years ago, we have evolved through defined phases of growth. During the early days in 2003, we took an idea, acquired an existing asset base in Brazil, and built a solid foundation for growth. The next two years through 2004 and 2005 saw us test the validity of our strategy by successfully turning undervalued properties into profitable, producing mining operations; implementing an extensive exploration program and increasing reserves and resources; and proving our operational expertise through building two major mines, including Chapada, Yamana’s original flagship mine. In 2006, we supplemented our internal growth profile with acquisitions of producing and development stage projects always with the objective of delivering value added to any acquisition which we have done.

Last year, we successfully completed the acquisition and integration of Meridian Gold and Northern Orion. A combination that is well aligned with our acquisition strategy. These assets complement our existing portfolio as we remain focused in the Americas and in regions friendly to mining and with mining pedigrees, with a strong infrastructure, and comparatively low costs. Moreover, it is consistent with our view that in the current environment of significantly escalating capital costs, particularly for infrastructure challenged projects, it is prudent

THE ACQUISITION OF MERIDIAN GOLD AND NORTHERN ORION EXPANDS YAMANA’S PORTFOLIO, FORTIFIES THE BASE FOR SUBSEQUENT PHASES OF GROWTH…

to purchase or increase existing production or develop more modest development stage projects to mitigate capital risk. The acquisition of Meridian Gold and Northern Orion expands Yamana’s portfolio, fortifies the base for subsequent phases of growth, and has allowed Yamana to become the premier gold producer in terms of production, comparatively low costs and growth in production, cash flow and earnings.

This year, we will focus on organic growth with a strong push on development and exploration for both the short and long term and we will continue to excel and deliver on our promises.

In October, we unveiled our strategic plan with a production range of 2.0 to 2.5 million gold equivalent ounces of sustainable annual production beginning in 2012, targeting approximately 2.2 million ounces. This would compare to the total production of approximately 1 million gold equivalent ounces in 2007. We are pleased to say that we are on track with that plan.

However, our strategic plan would be less meaningful if we focused only on growth of in situ resources or production. Yamana remains committed to growth in cash flow and earnings largely underpinned by the combination of production growth with comparatively low costs. Yamana’s culture has always been about delivering value to shareholders and, in part, that requires that we continue to focus on production growth, comparatively low costs and thereby maximizing cash flow and earnings.

Beginning the year with a considerable cash and short-term investments position of approximately $330 million, and the expectation of operating cash flow, we are pleased to say that we are fully funded for our initiatives as we focus on executing our previously announced strategic plan.

…WE ARE PLEASED TO SAY THAT WE ARE FULLY FUNDED FOR OUR INITIATIVES…

WE WILL FOCUS ON ORGANIC GROWTH WITH A STRONG PUSH ON DEVELOPMENT AND EXPLORATION FOR BOTH THE SHORT AND LONG TERM…

RESULTS DRIVEN CORPORATE CULTURE AND MANAGEMENT STYLE, WHICH ALLOWS US TO ATTRACT HIGH PERFORMING PEOPLE ACROSS ALL AREAS OF OUR OPERATIONS.

Peter Marrone
Chairman & CEO

Having announced a budget of approximately $84 million specifically for exploration each year for 2008 and 2009, which is more than the combined expenditure of the previous companies spent in 2007, it is evident that we believe significant future value will come from exploration in addition to development.

Last year, we stated our exploration efforts would intensify which they have. Exploration efforts are focused on greenfields exploration in one of the best portfolios in the Americas and also on the expansion of existing projects and mines. We have already received positive feasibility study results for C1 Santa Luz in Brazil, have further defined the potential of the three areas of mineralization at Gualcamayo in Argentina and have had further success at El Peñón in Chile with the expansion of Al Este as well as the discovery of two high grade veins, Bonanza and Esmeralda. Notably, more than ten years into the mine life at El Peñón to discover a very high grade vein such as Bonanza is testament to the quality and longevity of that mine. And with only twenty-five percent of the surrounding area explored to date, El Peñón represents exceptional upside.

Yamana’s success is attributable to our results driven corporate culture and management style, which allows us to attract high performing people across all areas of our operations. Yamana’s achievements in 2007 are a tribute to our employees, whose talent, knowledge and dedication are second to none. And from the entire team at Yamana, I extend our sincere thanks to all of you, our shareholders, for your ongoing support which has allowed Yamana to become a company that stands out amongst its peers. We look forward to sharing our continued success with you in 2008 and thereafter.

Sincerely,

Peter Marrone

Chairman and Chief Executive Officer

March 24, 2008

Targeting
approximately
2.2 million
GOLD equivalent
ounces IN 2012

Why Invest in Yamana

GEOGRAPHICAL AND ASSET DIVERSIFICATION IN MINING FRIENDLY REGIONS NEAR EXISTING INFRASTRUCTURE; $84 MILLION ANNUAL EXPLORATION BUDGET IN 2008 AND 2009.

A leader in production growth

Targeted production growth from approximately 1.3 million gold equivalent ounces in 2008 to approximately 2.2 million ounces in 2012

Low cost cash producer

Generating strong earnings and cash flow from low cost operations

Sustainability

Robust portfolio of seven operating mines, five development stage projects

Superior exploration and development prospects

Geographical and asset diversification in mining friendly regions near existing infrastructure; $84 million annual exploration budget in 2008 and 2009

Highly liquid gold vehicle

Average daily trading volume of over 17 million shares on three leading stock exchanges

Leverage to gold price

Gold production unhedged

Proven experience

High performing management and operations teams

Canada
U.S.A.
Toronto
Rossi (40%)
Production
Development
Mercedes
Mexico
Honduras
San Andrés
Brazil
São Vicente
São Francisco
Jacobina
C1 Santa Luz
Fazenda Brasileiro
Chapada
El Peñón
Aqua Rica
São Paulo
Alumbrera (12.5%)
Chile
Gualcamayo
Santiago
Argentina
Minera Florida

"We continue to **focus** on the Americas, where **politically stable** governments and **strong economies** have ensured **favourable mining** environments...

		2007	2007
(as of March 24, 2008)	Highlights	Production(1)	Cash Costs(1)

Chapada Mine (Brazil)	• commercial production February 2007;	178,125 oz Au	$(1,360)/oz
GOLD/COPPER	built on budget and ahead of schedule	123 M lbs Cu	(by-product)
Shallow open pit mining project	• near-term potential 10-15% throughput increase		$0.72/lb (Cu only)
• medium-term potential to double throughput
• positive pyrite/sulphuric acid scoping study

El Peñón Mine (Chile)	• acquired from Meridian Gold in 2007	383,448 GEO	$225/GEO
GOLD/SILVER Producing underground operation	• Esmeralda and Bonanza high grade veins discovered in 2007
• new centre of high-grade gold / silver mineralization discovered (North Block area)
• multiphase throughput expansion underway
• Amancaya resource - potential feed

Jacobina Mine (Brazil)	• acquired through purchase of Desert Sun Mining	54,076 oz	$541/oz
GOLD Producing underground operation	• completed upgrades to the mills to accommodate increased production
• potential for large scale conversion of resources to reserves
• multiphase throughput expansion underway

Gualcamayo Project (Argentina) GOLD	• QDD feasibility study, environmental approval August 2007
Advanced Development Project	• 3 substantial zones gold mineralization; QDD, AIM and QDD Lower West

São Francisco Mine (Brazil)	• began commercial operation in August 2006	104,764 oz	$373/oz
GOLD Open pit, gravity/heap leach project	• production upside from conversion of resources to reserves and from grade upside

Minera Florida/Alhue (Chile)	• acquired from Meridian Gold in 2007	68,297 GEO	$249/oz
GOLD/SILVER	• 20 year successful operating history
Producing underground operation	• throughput expansion initiative underway
• doubled land holdings in the area

San Andrés Mine (Honduras) GOLD	• $1.2 M spent on exploration in 2007; 15,000 m of drilling	51,538 oz	$410/oz
Open pit, heap leach operation	• received horizontal pad expansion permit facilitating planned expansion and conversion of resources to reserves

Fazenda Brasileiro Mine (Brazil)	• more than 15 years of operating experience	87,969 oz	$388/oz
GOLD	• consistent history of replacing reserves
Producing underground operation	• E-Deep definition drilling targeted to expand resources

C1 Santa Luz (Brazil) GOLD Advanced Development Project	• located in Rio Itapicuru Greenstone Belt, approximately 70 km north of Fazenda Brasileiro Mine
• positive feasibility study Q4 2007, construction decision

São Vicente (Brazil)	• approximately 50 km north of São Francisco
GOLD	• mineralization occurs for more than 1,000 m
Advanced open pit, gravity/heap leach project	• project engineering over 50% complete at year end

Mercedes (Mexico)	• located in northern Mexico
GOLD	• targeting 2 million ounce resource
Advanced exploration project	• 40,000 m exploratory drilling in 2007

Ernesto and Pau a Pique (Brazil) GOLD	• located in Guapore Gold Belt, near São Francisco Mine
Advanced Exploration Project	• $1.5 M spent on exploration in 2007

Pilar de Goiás (Brazil) GOLD	• located on underexplored Archean Greenstone Belt near Chapada
Advanced exploration project	• $4.3 M spent on exploration in 2007; 10,400 m drilling

(1) Includes pre-acquisition production from the El Peñón, Minera Florida, Rossi, and Alumbrera mines.

(2) Excludes proven and probable mineral reserves

Assets at a Glance

	Proven & Probable	Measured & Indicated
	Reserves	Resources(2)
Estimated 2008	Contained gold,	Contained gold,
Production	silver oz/copper lbs	silver oz/copper lbs	2008 Objectives	Beyond 2008
170-175,000 oz Au 155-160 M lbs Cu $218/oz (Au only)	2.4 M oz Au 2.3 B lbs Cu	504,000 oz Au 581 M lbs Cu	• complete expansion plan by year end • pyrite opportunity • oxide material opportunity	• 19 year mine life • total production of more than 2.5 M oz gold and 2 B lbs copper • plan to double throughput • pyrite / oxide material upside

460-475,000 GEO	1.9 M oz Au 81.3 M oz Ag	949,000 oz Au 24.5 M oz Ag	• major exploration effort on new North Block area • target to add 1.5 M oz reserves / resources • increase tonnage from mine and plant to 3,500 tpd

• continued, focused exploration to realize vast potential in unexplored areas

• add to existing resources particularly in highly prospective North Block area

• increase tonnage from mine and plant to 5,000 tpd

135-145,000 oz Au	1.2 M oz Au	2.1 M oz Au	• expand mill to 6,500 tpd by Q2 2008 and 8,500 tpd by the end of 2008 • continued development of Canavieiras and Morro do Vento	• potential to expand mill to 10,000 tpd by 2011

85-95,000 oz Au (half year)	1.8 M oz Au	1.3 M oz Au	• QDD Lower West resource estimate March 2008 • complete construction • initial production 2H 2008 • feasibility study update by end of 2008

• over 10 year mine life with production at a rate of 200,000 ounces per year, increasing to 300,000 oz per year with all three main deposits in production

• realize and expand on QDD Lower West underground potential

130-140,000 oz Au	1.2 M oz Au	828,000 oz Au	• convert resources to reserves • add resources at depth	• production for more than 10 years • longer-term underground gold mining potential

65-70,000 GEO	602,000 oz Au 5.0 M oz Ag	409,000 oz Au 3.2 M oz Ag	• modernizing mill flotation circuit • increasing plant capacity • continued exploration	• complete mine / mill expansion • increase milling capacity • continued exploration in highly prospective local region

75-85,000 oz Au	741,000 oz Au 2.8 M oz Ag	787,000 oz Au 2.5 M oz Ag	• lower costs • expand mine throughput • exploration upside	• potential reserve increase by mining and processing out of pit resource by dump leach • potential for 10 year mine life at approximately 90,000 oz per year

85-90,000 oz Au	264,000 oz Au	177,000 oz Au	• add resources and convert existing resources into reserves • operational enhancements to augment production, lower costs	• current resources support 5 year mine life at 80,000 to 90,000 oz per year • deep drilling exploration to extend underground mineral resources

	920,000 oz Au	1.1 M oz Au	• construction start-up • continued exploration; targeted infill drilling program	• potential for 10+ year mine life at 100,000 oz • add resources and convert resources to reserves

5-10,000 oz Au	342,000 oz Au	298,000 oz Au	• complete construction and production start up in late 2008	• produce 55-65,000 oz per year over 5+ year mine life

			• initial resource estimate March 2008 • continued exploration	• feasibility study • potential to produce 100,000 to 200,000 oz per year

		199,000 oz Au	• continued exploration • detailed scoping study	• feasibility study and construction (assuming positive feasibility study)

			• continued exploration • initial resource estimate March 2008	• underground and open pit resource potential from three target areas

Chapada Brazil

2007 GOLD
PRODUCTION
178,125 OZ

2007 COPPER
PRODUCTION
123 MILLION LBS

2007 BY-PRODUCT
CASH COSTS
$(1,360)/OZ

2007 GOLD ONLY
CASH COSTS
$218/OZ

2007 COPPER ONLY
CASH COSTS
$0.72/LB

OVERVIEW

Commercial production at Yamana’s original flagship mine, Chapada, began in February 2007 at a rate of 16 million tonnes of ore per year. A feasibility study demonstrated minimum annual production of approximately 135,000 ounces of gold and approximately 134 million pounds of copper in concentrate over its first five years of operation.

LOCATION

•          Located in northern Goiãs State, Chapada is approximately 320 kilometres north of the state capital of Goiãnia and 270 kilometres northwest of the national capital of Brasília.

•          The mine and processing facilities are located within Yamana’s 100% owned mining and exploration licenses that cover a total area of approximately 8,400 hectares.

ANTICIPATED PRODUCTION

•          Total mine life is approximately 19 years.

•          Over its mine life, Chapada is expected to produce at least 2.5 million ounces of recoverable gold and 2.0 billion pounds of recoverable copper.

•          Production at Chapada in 2008 is estimated to be between 170,000 and 175,000 ounces of gold and 155 and 160 million pounds of copper.

•          An initiative to double throughput to more than 30 million tonnes of ore is underway.

DEVELOPMENTS

•          With a number of attractive value enhancing opportunities, including a plan to achieve increased plant capacity, the upside potential is considerable at Chapada.

•          Increased mine productivity from new dispatch software, optimization of blasting and transportation, implementation of the mine to mill program and improvement of recovery processes.

•          Plan to double the mine’s total throughput in due course.

FUTURE GROWTH

•          Released in May 2007, Yamana’s sulphuric acid scoping study at Chapada revealed that in addition to more gold and copper, sulphuric acid could be recovered from the pyrite concentrate taken from the tailings of the principal operations.

•          By treating approximately 580,000 tonnes of concentrate per year, over 560,000 tonnes of sulphuric acid would be produced.

•          Throughout Chapada’s lifespan, this pyrite project would result in the production of approximately 10.6 million tonnes of sulphuric acid and the recovery of an additional 320,000 ounces of gold and 94 million pounds of copper.

•          Processing Chapada’s oxide material of 6 million tonnes in the same process would result in additional gold and copper production.

El Peñón Chile

2007 Gold
Equivalent Production
383,448 GEO*

2007 Gold
Equivalent Cash Costs
$225/GEO*
*100% BASIS

OVERVIEW

Drilling results from exploration at El Peñón’s Al Este vein and the discovery of the Bonanza vein re-affirms the property’s positioning as one of Yamana’s most significant mining operations. The Al Este and newly discovered Bonanza veins have become a new centre of high-grade gold and silver mineralization with significant upside to become even larger. Considerable exploration is planned for 2008 and will be focused in the Al Este and Bonanza areas, referred to as the North Block, where potential exists to add an additional 1.5 million ounces of reserves and resources to Yamana’s initial forecast -further evidence the property possesses vast unrealized potential in several unexplored areas.

LOCATION

•          El Peñón is located about 160 kilometres southeast from Antofagasta -a port city in northern Chile.

•          Internationally recognized bench and fill mine.

ANTICIPATED PRODUCTION

•          Production at El Peñón is expected to increase to approximately 460,000 to 475,000 gold equivalent ounces in 2008 - an increase from historical production levels of 320,000 to 340,000 gold equivalent ounces.

•          Continued developments are expected to increase annual production initially to approximately 500,000 GEO in 2009 and then to 600,000 sustainable GEO in 2010.

DEVELOPMENTS

•          In 2007, the Al Este vein - originally discovered in 2006 - was expanded significantly and the Esmeralda and Bonanza veins were discovered nearby, substantially adding to existing geologic resources. This new area, the North Block will be a major exploration focus for 2008.

•          Most of these new resources are at gold and silver grades that are above current mine grades. Most of the veins at El Peñón remain open along strike to both the north and south, while the new discoveries at Al Este and Bonanza are open in all directions.

FUTURE GROWTH

•          With $6.5 million budgeted for exploration and 130,000 metres of drilling expected in 2008, Yamana expects to add to existing resources especially in the highly prospective North Block area.

•          Historical conversion rates of resources to reserves at El Peñón are approximately 72%.

•          The high grade of mineral deposits in the North Block area can be accessed via the Martillo Flats underground development making these new vein discoveries exploitable in the next 12 to 18 months.

•          Expansion plans for the area include increased tonnage from mine and plant to 3,500 tonnes per day in 2008 and to 5,000 tonnes per day by 2010.

ONE OF YAMANA'S MOST SIGNIFICANT MINING OPPORTUNITIES

Jacobina Brazil

2007 GOLD
PRODUCTION
54,076 OZ

2007 CASH COSTS
$541/OZ

OVERVIEW

Since acquiring Jacobina in 2006, Yamana has undertaken a number of improvements and expansions that have dramatically increased production levels to 6,500 tonnes per day expected by Q2 2008 to target levels of 8,500 tonnes per day by the end of 2008 and 10,000 tonnes per day in 2011.

LOCATION

•          The Jacobina complex of underground mines is located in the state of Bahia, in north eastern Brazil where the Serra do Jacobina mountains continue to provide a profitable backdrop for gold mining.

ANTICIPATED RESERVES AND PRODUCTION

•          At year-end, measured and indicated resources at Jacobina totalled 27,350,000 tonnes grading 2.42 g/t and containing 2,125,000 ounces of gold. With additional drilling, Yamana expects to convert a significant portion of these resources into reserves.

•          Inferred resources amount to 47,398,000 tonnes grading 2.61 g/t and containing 3,975,000 ounces.

•          In 2008, Jacobina is expected to produce 135,000 to 145,000 ounces of gold, further increasing to 180,000 to 190,000 ounces in 2009.

DEVELOPMENTS

•          Jacobina’s four significant developments all undertook noteworthy activity and/or further improvement in 2007. As a result, the João Belo, Basal, Canavieiras and Morro do Vento mines are all expected to enjoy augmented mine productivity.

•          Results from Canavieiras in particular (released in Q3 2007) revealed a more significant high-grade ore deposit than originally anticipated.

FUTURE GROWTH

•          A number of value enhancing initiatives are already underway at Jacobina, including increased mine productivity projects (new equipment, dispatch system implementation, training programs), Canavieiras development (increased ramp accessibility, higher grade and lower haulage distance to mill), cost reduction initiatives (consumables optimization, power and water process consumption optimization), plant recovery improvement and the implementation of an improved mine-to-mill program.

•          Continued improvements and expansion is expected to further enhance mining operations at Jacobina.

Improvements and Expansions increasing production levels

Gualcamayo Argentina

OVERVIEW

•          With a positive feasibility study and environmental approval received in August 2007, Gualcamayo is expected to be one of Yamana’s most prolific mine properties. The three main mineral deposits at Gualcamayo consist of the main Quebrada del Diablo (QDD) deposit, the Amelia Inés and Magdalena satellite deposits (AIM) and the QDD Lower West underground zone. Yamana is targeting production from the main QDD deposit at Gualcamayo for the second half of 2008.

LOCATION

•          Currently an advanced construction stage project, Gualcamayo is located in the northern San Juan province of Argentina.

•          The project benefits from strong infrastructure and supportive governments and communities. It is conveniently located within 10 kilometres of major highways at an elevation of approximately 2,000 metres, allowing easy transportation of personnel and/or equipment.

•          San Juan provincial authorities and the nearby communities are supportive of the project, evidenced by the timely granting of the environmental permits.

ANTICIPATED PRODUCTION

•          By 2009, Gualcamayo is expected to produce over 200,000 ounces of gold per year.

•          Planned production is expected to reach approximately 300,000 ounces of gold per year once all three main mineral deposits are in production in late 2010.

MEASURED & INDICATED RESOURCES

•          Measured and indicated resources as of December 31, 2007 for QDD, AIM and QDD Lower West totalled 23,275,000 tonnes at 1.69 g/t gold for a contained total of 1,261,000 ounces of gold.

DEVELOPMENTS AND FUTURE GROWTH

•          Yamana expects to incorporate a satellite open pit and future underground mine in addition to the first phase open pit heap leach operation.

•          QDD Lower West, in particular, boasts significant reserve and resource upside. An updated resource estimate of the QDD Lower West zone was delivered in March 2008, and metallurgical testwork support the integration of QDD Lower West into the overall operations.

São Francisco Brazil

2007 Gold
Production
104,764 oz

2007 Cash Costs
$373/oz

OVERVIEW

Yamana’s São Francisco mine is located within the Guapore Gold Belt - a greenstone belt with numerous gold deposits and occurrences along its almost 200 kilometre strike length. With proven and probable gold reserves of 1.2 million gold ounces and additional resources of approximately 828,000 million ounces, Yamana believes it has just scratched the surface of the area’s mining potential. Yamana began commercial production at the mine in August 2006.

LOCATION

•          São Francisco is located in the extreme western portion of Mato Grosso State in West Central Brazil, close to Brazil’s border with Bolivia.

ANTICIPATED PRODUCTION

•          Production targets for the mine are between 130,000 and 140,000 gold ounces in 2008 and 145,000 to 155,000 gold ounces in 2009.

DEVELOPMENT

•          The property is an open pit gold mine that involves three different gold recovery processes including crushing-gravity-heap leach, crushing-heap leach, and run-of-mine heap leach.

•          São Francisco boasts significant potential from the conversion of resources to reserves and the potential to add reserves at depth - all of which could potentially boost gold production and lower production costs.

•          In 2007, Yamana drilled two deep holes - efforts that will better determine São Francisco’s long-term deep gold mining potential, after the initial open pit.

FUTURE GROWTH

•          A number of value enhancing initiatives are currently underway at São Francisco, including:

•          Increasing mine productivity via subcontracting waste removal, further concentration on ore selectivity and new dispatch software

•          Improving grade control from improvements on the structural geologic model

•          Improving the mined gold characteristics and in particular capturing the benefits of the higher grade of the harder rock deeper into the mine

•          Further cost optimizations via the implementation of a mine to mill program, optimized ore transportation, optimized heap leach operations and gravimetric plant operation with high gold grade ore

•          São Francisco boasts a mine life of 10-plus years.

Significant Potential from the Conversion of Resources to Reserves

Minera Florida Chile

2007 GOLD
EQUIVALENT
PRODUCTION
68,297 GEO*

2007 GOLD
EQUIVALENT
CASH COSTS
$249/GEO*
*100% BASIS

OVERVIEW

Minera Florida (Alhue) - a gold, silver and zinc producing property -boasts measured and indicated gold and silver resources of 409,000 ounces, and 3.2 million ounces, respectively. Recent land acquisitions in the Membrillo and Chancon districts have added to the potential for increased resources and mine life.

LOCATION

•          Minera Florida is located 73 kilometres south of Santiago in central Chile. Mining activity has existed in the area for over 100 years.

ANTICIPATED PRODUCTION

•          Annual production in 2008 is expected to be 65,000 to 70,000 gold equivalent ounces.

•          In 2009, Yamana expects to complete its mine and mill expansion at Minera Florida, increasing annual production to 125,000 to 135,000 gold equivalent ounces.

DEVELOPMENT

•          During the third quarter of 2007, the land surrounding the Minera Florida mine in Chile was consolidated to include the Membrillo and Chancon districts. A landmark option agreement was concluded with a private Chilean mining company to acquire a 65% interest in 12,500 hectares of mining concessions in the districts. This agreement doubles the land holdings in the highly prospective region around Minera Florida to a total of over 25,000 hectares.

FUTURE GROWTH

•          Minera Florida has been a very successful operating mine for in excess of 20 years with continuing exploration at and around the mine still in very early stages. Yamana is optimistic about significant area deposits and prospective targets that remain underexplored.

Potential for Increased resources and mine life Extension

Other Operations

THERE IS SIGNIFICANT POTENTIAL TO INCREASE THE MINE LIFE AND INCREASE ANNUAL PRODUCTION.

SAN ANDRÉS (HONDURAS)

San Andrés is an open pit, heap leach mining operation in western Honduras. In addition to proven and probable resources of 741,000 ounces of gold within the current planned pit boundary, there is a measured and indicated resource of 787,000 ounces outside of the current planned pit boundary but near the current infrastructure.

In 2007, Yamana allocated $1.2 million for further exploration of the San Andrés property - 68% of which went toward 15,000 metres of drilling. Given the receipt of horizontal pad expansion permits in late 2007, there is now potential for Yamana to expand the mine throughput and to significantly increase San Andrés’ reserves.

Annual gold production at San Andrés will increase from approximately 60,000 ounces of gold per year to 75,000 to 80,000 ounces of gold per year in 2008.

FAZENDA BRASILEIRO (BRAZIL)

Fazenda Brasileiro is an underground gold mine located in northeast Brazil, 180 kilometres north northwest of the state capital of Salvador. The property is within the Rio Itapicuru Greenstone Belt (RIGB) and currently produces approximately 85,000 to 90,000 ounces of gold per year.

Based on current resource estimates, life expectancy at Fazenda Brasileiro is estimated at about 5 years, essentially the same as that when the mine was acquired by Yamana in August 2003. The Company is currently looking at a number of operational enhancements that should result in augmented production and lower costs. Included among exploration initiatives is a deep drilling program designed to extend the mine’s underground mineral resources at depth and to the east.

ALUMBRERA (ARGENTINA)

Located in northwest Argentina, Yamana maintains a 12.5% equity interest in the Alumbrera mine. It is one of the world’s largest copper and gold mining operations, and among the world’s lowest cash cost copper producers. Alumbrera has attributable proven and probable reserves of 399 million pounds of copper and 683,000 ounces of gold.

$1.2 M INVESTED THIS YEAR
IN EXPLORATION
AT SAN ANDRÉS

Based on its ownership stake, Yamana’s forecasted annual gold production at Alumbrera is 60,000 to 65,000 ounces in 2008 and 55,000 to 60,000 ounces in 2009.

Annual dividends from the property have averaged approximately $70 million over the past two years - a significant cash flow contribution that helps fund further gold production growth.

Yamana owns 100% of the Agua Rica copper, gold, silver and molybdenum deposit - a large feasibility stage project located just 34 kilometres from Alumbrera. The project has significant proven and probable reserves including 5.8 million ounces of gold, 8.7 million pounds of copper, 93 million ounces of silver and 598 million pounds of molybdenum. Yamana is proceeding with project permitting and is evaluating various development options.

ROSSI (NEVADA)

The Rossi/Storm project is a joint venture (40% Yamana ownership) with Barrick Gold Exploration Inc. (60%). The property spans 28 kilometres on the northern end of the Carlin Trend in Nevada. All of the ore mined is from underground operations by drift and fill. As Barrick is the operator of the mining operations, the ore is processed at a near-by Barrick treatment facility using both autoclaving and roasting techniques.

The Rossi property forms part of a larger joint venture called the Storm project. Yamana anticipates annual gold production from these facilities to be between 30,000 to 40,000 GEO in both 2008 and 2009.

Exploration upsides for this property include an extension of the Discovery Zone (down and to the north), a potential connection of the End and Discovery Zones and from new deposits discovered from further underground or surface exploration.

Development and Advanced Exploration

C1 SANTA LUZ (BRAZIL)

The C1 Santa Luz project is the most advanced project in the Company’s 180,000 hectares of mineral claims on the Rio Itapicuru Greenstone Belt.

A feasibility study completed in Q4 2007 included measured and indicated resources of 2.3 million contained gold ounces at a grade of 1.57 g/t gold. Satellite deposits surrounding the current open pit are expected to further increase resources significantly.

In its first full year, C1 Santa Luz is expected to produce approximately 120,000 ounces. Production is planned to commence in early 2010. Target production is expected to be 100,000 ounces of gold per year in subsequent years.

Most notable about the C1 Santa Luz property is its significant potential for further exploration. Since June 2007, the Company drilled an additional 24,000 metres and believes it can add to current resource base estimates while dramatically improving long-term project economics.

SÃO VICENTE (BRAZIL)

The São Vicente property is located in west central Brazil, close to the Bolivian border and some 560 kilometres west-northwest of the capital city of Cuiaba. It is approximately 50 kilometres north of Yamana’s São Francisco mine. The mine has proven and probable gold reserves of 342,000 ounces with an estimated 88% recovery rate.

At year-end, project engineering was over 50% complete and production start-up is expected to begin in late 2008. Once underway, the operation will be an open pit, heap leach and gravity concentration project with annual production estimated between 55,000 to 65,000 ounces in 2009.

Gold mineralization at São Vicente occurs for more than 1,000 metres in two parallel northwest trending zones. There is potential for further upside through continued mine exploration. Initial mine life of São Vicente is expected to be 5 to 6 years.

MERCEDES (MEXICO)

The Mercedes project is located in northern Sonora, Mexico, approximately 75 kilometres southeast of the city of Magdalena de Kino.

A key part of Yamana’s 2007 drilling campaign focused on delineating the main Mercedes vein while concurrently investigating the potential of the near-by Klondike and Rey de Oro veins. By year’s end, Yamana had completed over 40,000 metres of exploratory drilling. This effort resulted

THE MERCEDES PROPERTY REPRESENTS A SIGNIFICANT GROWTH OPPORTUNITY FOR YAMANA…

in a drill density of at least 60 by 60 metres on the Mercedes and Klondike vein deposits. An initial resource calculation was completed and released in March 2008.

The Mercedes property represents a significant growth opportunity for Yamana, with production potential depending on the reserves ultimately delineated in the range of 100,000 to 200,000 ounces of gold per year at low cost. A further study is expected to be completed by the end of 2008.

PILAR DE GOIÁS (BRAZIL)

The Pilar de Goiás exploration concessions comprise 590 square kilometres overlying a relatively under-explored Archean greenstone belt. The belt is host to at least 38 gold occurrences and has documented historic gold production of more than 2 million ounces. In 2007, Yamana spent $4.3 million on further area exploration - 68% of which was allocated specifically for drilling.

The Company is particularly encouraged by results at Pilar given that they are very similar to the adjacent Serra Grande mine - which produced 3 million gold ounces and has a similar geology to the Pilar greenstone belt. In 2007, Yamana completed 10,400 metres of diamond drilling in three of the area’s key targets: Ogó, Tres Buracas and Jordino. The Ogó and Jordino targets have underground resource potential, while the Tres Buracas resource has potential for open pit mining operations.

PAU A PIQUE / ERNESTO (BRAZIL)

Pau a Pique and Ernesto are located in the Guapore Gold Belt, 120 kilometres and 85 kilometres south of Yamana’s São Francisco gold mine, respectively. In 2005, Yamana began exploration on both areas with surface geological mapping and sampling. In 2007, the Company allocated $1.48 million for further exploration along the three-kilometre strike length of known mineralization.

In an effort to further advance both the Pau a Pique and Ernesto projects, Yamana will undertake a detailed scoping study in mid-2008. Given their metallurgical similarity, the study will consider the possibility of creating a central mill to concurrently exploit the Pau a Pique and Ernesto projects.

These projects are two of the more advanced targets on the Guapore Gold Belt and demonstrate the potential for mineral discovery along a gold belt that has already yielded the São Francisco and São Vicente ore deposits.

JERONIMO (CHILE)

Jeronimo is located in northern Chile approximately 30 kilometres south southwest of El Salvador at an elevation of 3,800 metres above sea level. The project is subject to a joint venture with Codelco, whereby Yamana holds a 57% interest and acts as operator. Considerable metallurgical testing was performed in 2007 with encouraging results. Further test work is currently being conducted to focus on the most commercially viable downstream process option for the flotation concentrates.

Yamana expects to receive an initial resource estimate for Jeronimo in the first half of 2008 in addition to the results from more metallurgical tests.

AMANCAYA (CHILE)

Amancaya is located 120 kilometres southwest of Yamana’s El Peñón mining operations in the Atacama Desert of northern Chile. The property, acquired in 2004 as part of a much larger land acquisition in the area, is host to a low sulphidation epithermal vein deposit that has been outlined along 1,200 metres of strike length and 250 metres of dip length.

Preliminary metallurgical test work, consisting of CN leach studies completed on 135 kilograms of composite sample made from drill cuttings, yielded gold and silver recoveries of 97% and 80%, respectively. Yamana expects to receive an initial resource estimate for Amancaya in the first half of 2008.

LA PEPA (CHILE)

The La Pepa project lies within the prolific Maricunga Belt - a region in the Andean Cordillera of northern Chile containing abundant gold and silver prospects. Yamana is optimistic about its future producing potential given the similarity to the other large known deposits in the area namely, Refugio (Kinross), Cerro Casale (Barrick and Kinross), Marte-Lobo (Teck Cominco - AngloGold Ashanti) and El Volcan (Andina Resources).

Current exploration is focusing on delineating and infilling the Cavancha porphyry. To date mineralization greater than 0.6 g/t Au has been outlined over an area of 400 metres by 200 metres and to a depth of 250 metres. The ultimate objective is to outline a low grade, heap leachable porphyry gold deposit similar to the Refugio mine located 40 kilometres to the south.

Yamana expects to receive an initial resource estimate for La Pepa in the first half of 2008.

Reserves and Resources

December 31, 2007

Mineral Reserves (Proven and Probable)

	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Gold	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue / Minera Florida(2)	680	4.25	93	3,469	4.57	509	4,149	4.51	602
Alumbrera (12.5%)(1)	46,250	0.45	669	1,250	0.35	14	47,500	0.45	683
Chapada(1)	17,331	0.33	184	293,489	0.23	2,170	310,820	0.24	2,354
C1 Santa Luz(1)	10,491	1.76	592	6,782	1.50	328	17,272	1.66	920
El Peñón(2)	1,490	7.03	337	7,554	6.57	1,595	9,045	6.64	1,931
Fazenda Brasileiro(1)	1,746	2.91	164	974	3.20	100	2,720	3.02	264
Gualcamayo(1)	7,523	0.98	237	59,332	0.80	1,534	66,855	0.82	1,771
Jacobina(1)	3,559	1.98	227	15,270	2.03	997	18,829	2.02	1,224
San Andrés(1)	27,171	0.69	606	6,302	0.67	135	33,473	0.69	741
São Francisco - Main Ore(1)	17,955	1.21	696	8,026	1.41	364	25,980	1.27	1,061
São Francisco - ROM Ore(1)	11,323	0.28	102	5,962	0.27	52	17,285	0.28	154
Total São Francisco(1)	29,277	0.85	798	13,988	0.93	417	43,266	0.87	1,215
São Vicente - Main Ore(1)	6,580	1.06	225	2,854	0.90	82	9,434	1.01	307
São Vicente - ROM Ore*(1)	1,694	0.27	15	1,932	0.33	20	3,626	0.30	35
Total São Vicente(1)	8,274	0.90	239	4,786	0.67	103	13,060	0.81	342
Rossi (40%)(2)	—	—	—	209	14.36	97	209	14.36	97
Sub Total Gold Reserves	153,791	0.84	4,146	413,406	0.60	7,998	567,198	0.67	12,144
Agua Rica(1)	347,831	0.25	2,818	449,892	0.205	2,965	797,723	0.23	5,771
Total Gold Reserves	501,622	0.43	6,964	863,089	0.40	10,963	1,364,921	0.41	17,915

(*) São Vicente ROM Probable Reserves include 1.26mm tonnes at 0.36 g/t Au of Tailings material not considered in the Resource numbers below.

	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue / Minera Florida(2)	680	28.40	621	3,469	38.83	4,330	4,149	37.12	4,952
El Peñón(2)	1,491	315.26	15,108	7,554	272.55	66,215	9,045	279.65	81,323
San Andrés(1)	27,171	2.60	2,273	6,302	2.68	543	33,473	2.62	2,816
Sub Total Silver Reserves	29,342	19.08	18,002	17,325	127.62	71,088	46,667	59.38	89,091
Agua Rica(1)	347,831	3.83	42,775	449,892	3.46	49,989	797,723	3.62	92,767
Total Silver Reserves	377,172	5.01	60,777	467,218	8.06	121,077	844,390	6.70	181,857

	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Copper	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)(1)	46,250	0.43%	438	1,250	0.38%	10	47,500	0.43%	450
Chapada(1)	17,331	0.42%	161	293,489	0.33%	2,135	310,820	0.34%	2,296
Sub Total Copper Reserves	63,581	0.43%	599	294,739	0.33%	2,145	358,320	0.35%	2,746
Agua Rica(1)	347,831	0.57%	4,386	449,892	0.43%	4,285	797,723	0.49%	8,670
Total Copper Reserves	411,412	0.55%	4,985	744,631	0.39%	6,430	1,156,043	0.45%	11,416

	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Zinc	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alhue / Minera Florida(2)	680	1.17%	18	3,469	1.08%	83	4,149	1.09%	100
Total Zinc Reserves	680	1.17%	18	3,469	1.08%	83	4,149	1.09%	100

	Proven Reserves			Probable Reserves			Total - Proven and Probable
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Molybdenum	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alumbrera (12.5%)(1)	46,250	0.013%	13	1,250	0.019%	1	47,500	0.013%	14
Sub Total Moly Reserves	46,250	0.013%	13	1,250	0.019%	1	47,500	0.013%	14
Agua Rica(1)	347,831	0.035%	268	449,892	0.033%	327	797,723	0.034%	598
Total Moly Reserves	394,081	0.032%	282	451,142	0.033%	328	845,223	0.033%	612

Mineral Resources (Measured, Indicated and Inferred)

(Mineral Resources have been categorized as Resources that remain after removal of Reserves)

	Measured Resources			Indicated Resources			Total - Measured and Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Gold	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue / Minera Florida(2)	580	4.46	83	2,088	4.86	326	2,668	4.77	409
Amancaya(2)	—	—	—	—	—	—	—	—	—
C1 Santa Luz(1)	10,973	1.45	512	13,063	1.41	591	24,036	1.43	1,103
Chapada(1)	731	0.10	2	119,086	0.13	502	119,817	0.13	504
El Peñón(2)	470	13.07	198	2,918	8.01	751	3,388	8.71	949
Ernesto(1)	—	—	—	1,520	3.66	179	1,520	3.66	179
Esquel(2)	—	—	—	4,700	15.00	2,286	4,700	15.00	2,286
Fazenda Brasileiro(1)	1,107	3.19	114	697	2.83	63	1,805	3.05	177
Jeronimo(2)	—	—	—	1,110	7.90	284	1,110	7.90	284
Pau a Pique(1)	—	—	—	159	3.84	20	159	3.84	20
Pilar(1)	—	—	—	—	—	—	—	—	—
Rossi (40%)(2)	—	—	—	—	—	—	—	—	—
San Andrés(1)	31,040	0.58	578	11,886	0.55	209	42,962	0.57	787
São Francisco - Main Ore	11,069	0.77	274	13,420	0.86	372	24,489	0.82	646
São Francisco - ROM Ore	10,014	0.17	56	18,044	0.22	126	28,058	0.20	182
Total São Francisco(1)	21,083	0.49	330	31,464	0.49	498	52,547	0.49	828
Jacobina(1)	7,962	2.23	571	19,388	2.49	1,554	27,350	2.42	2,125
São Vicente(1)	7,910	0.52	133	8,138	0.63	166	16,048	0.58	298
Gualcamayo(1)	661	2.81	60	22,615	1.65	1,202	23,275	1.69	1,261
Sub Total Gold Resources	51,509	1.56	2,580	238,830	1.12	8,630	278,464	1.25	11,210
Agua Rica(1)	64,169	0.17	361	248,108	0.16	1,299	312,277	0.17	1,660
Total Gold Resources	115,678	0.64	2,941	486,938	0.63	9,929	590,741	0.64	12,870

	Measured Resources			Indicated Resources			Total - Measured and Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Silver	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)	(000’s)	(g/t)	oz. (000’s)
Alhue / Minera Florida(2)	580	26.27	490	2,088	40.35	2,708	2,668	37.30	3,198
Amancaya(2)	—	—	—	—	—	—	—	—	—
El Peñón(2)	470	258.80	3,914	2,918	219.22	20,563	3,388	224.72	24,477
Esquel(2)	—	—	—	4,700	23.00	3,523	4,700	23.00	3,523
San Andrés(1)	31,040	1.96	1,956	11,886	1.46	558	42,926	1.82	2,512
Sub Total Silver Resources	32,090	6.16	6,360	21,592	39.33	27,352	53,682	19.51	33,710
Agua Rica(1)	64,169	2.38	4,911	248,108	2.74	21,823	312,277	2.66	26,734
Total Silver Resources	96,260	3.64	11,271	269,699	5.67	49,175	365,959	5.13	60,444

	Measured Resources			Indicated Resources			Total - Measured and Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Copper	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Chapada(1)	731	0.18%	3	119,086	0.22%	578	119,817	0.22%	581
Sub Total Copper Resources	731	0.18%	3	119,086	0.22%	578	119,817	0.22%	581
Agua Rica(1)	64,169	0.11%	716	248,108	0.09%	2,178	312,277	0.09%	2,894
Total Copper Resources(2)	64,900	0.11%	718	367,194	0.20%	2,756	432,094	0.19%	3,475

	Measured Resources			Indicated Resources			Total - Measured and Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Zinc	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Alhue / Minera Florida(2)	580	1.09%	14	2,088	1.19%	55	2,668	1.16%	69
Total Zinc Resources	580	1.09%	14	2,088	1.19%	55	2,668	1.16%	69

	Measured Resources			Indicated Resources			Total - Measured and Indicated
	Tonnes	Grade	Contained	Tonnes	Grade	Contained	Tonnes	Grade	Contained
Molybdenum	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)	(000’s)	(%)	lbs (mm)
Agua Rica(1)	64,169	0.01%	40	248,108	0.01%	165	312,277	0.01%	206
Total Moly Resources	64,169	0.01%	40	248,108	0.01%	165	312,277	0.01%	206

Mineral reserve and resource estimates presented were prepared by or under the supervision of external consultants or by internal qualified persons as indicated in the table below in accordance with NI 43-101. In estimating the mineral reserves and mineral resources, such persons made assumptions, and used parameters and methods appropriate for each property. These estimates have been reviewed by Evandro Cintra (1), Vice President, Technical Services, and William H. Wulftange (2), Corporate Director, Technical Compliance, who are both “qualified persons”, as that term is defined in NI 43-101.

These figures are estimates, however, and no assurance can be given that the indicated amounts of quantities will be produced. Price fluctuations may render mineral reserves containing relatively lower grades of gold mineralization uneconomic. Moreover, short-term operating factors relating to the mineral reserves could affect the Company’s profitability in any particular accounting period. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant issues which may materially affect the Company’s mineral reserve and resource estimates, other than factors discussed above and in “Risks and Uncertainties” in the Management’s Discussion and Analysis section of the annual report and “Risk Factors” in the annual information form of the Company.

Inferred Resources
Tonnes	Grade	Contained
(000’s)	(g/t)	oz. (000’s)
2,416	5.18	402
1,390	7.90	351
4,638	1.40	208
304,861	0.11	1,078
4,425	10.63	1,513
2,144	2.61	180
900	9.90	274
442	5.30	75
3,100	7.10	701
3,384	5.09	554
12,400	2.42	972
224	10.08	72
249	0.62	5
23,904	0.82	630
39,847	0.24	307
63,751	0.46	937
47,398	2.61	3,975
3,623	0.87	101
14,985	1.29	620
470,330	0.79	12,018
651,000	0.12	2,512
1,121,330	0.40	14,530

Inferred Resources
Tonnes	Grade	Contained
(000’s)	(g/t)	oz. (000’s)
2,416	46.50	3,612
1,390	73.00	3,270
4,425	291.07	41,411
900	21.00	575
249	1.32	11
9,380	162.16	48,878
651,000	2.30	48,139
660,380	4.57	97,017

Inferred Resources
Tonnes	Grade	Contained
(000’s)	(%)	lbs (mm)
304,861	0.19%	1,277
304,861	0.19%	1,277
651,000	0.34%	4,880
955,861	0.35%	6,157

Inferred Resources
Tonnes	Grade	Contained
(000’s)	(%)	lbs (mm)
2,416	1.16%	62
2,416	1.16%	62

Inferred Resources
Tonnes	Grade	Contained
(000’s)	(%)	lbs (mm)
651,000	0.03%	488
651,000	0.03%	488

Property	Qualified Persons for Mineral Reserves	Qualified Persons for Mineral Resources
Fazenda Brasileiro	Beau Nicholls, B.Sc.(Geo) MAIG,	Beau Nicholls, B.Sc.(Geo) MAIG,
	Geoexplore Consultoria e Serviços Ltda.	Geoexplore Consultoria e Serviços Ltda.
C1 Santa Luz	Enrique Munoz Gonzalez, MAusIMM,	Marco Antonio Alfaro Sironvalle, MAusIMM
	Metalica Consultores S.A.	Metalica Consultores S.A.
Jacobina	Juan Pablo Gonzalez, MAusIMM,	Dr. Marcelo Godoy, MAusIMM, SME, IAMG,
	IIMCH, Golder & Associates S.A. (Chile)	Golder & Associates S.A. (Chile)
Pindobaçu	Not applicable	Evandro Cintra, Ph.D., P. Geo., Vice President,
Technical Services, Yamana Gold Inc.
São Francisco	Renato Petter, P. Eng.,	Rodrigo B. Mello, P. Geo, NCL Brasil Ltda.
Technical Services, Yamana Gold Inc.
São Vicente	Karl M. Kolin, P. E., formerly with	Mario E. Rossi, P. Eng., Principal Geostatiscian,
	Gustavson Associates LLC	Geosystems International Inc.
Ernesto	Not applicable	Rodrigo B. Mello, P. Geo., NCL Brasil Ltda.
Pau a Pique	Not applicable	Rodrigo B. Mello, P. Geo., NCL Brasil Ltda.
Chapada	Michael G. Hester, FAusIMM, Vice President,	Michael G. Hester, FAusIMM, Vice President,
	Principal Mining Engineer, Independent	Principal Mining Engineer, Independent
	Mining Consultants Inc.	Mining Consultants Inc.
San Andrés	Renato Petter, P. Eng., Technical Services,	Evandro Cintra, Ph.D., P. Geo., Vice President,
	Yamana Gold Inc.	Technical Services, Yamana Gold Inc.
Gualcamayo	Anoush Ebrahimi, P. Eng., Ph.D.,	Ronald G. Simpson, P. Geo., GeoSim Services Inc.
of Wardrop Engineering Inc.
Pilar de Goiás	Not applicable	Pamela L. De Mark, MAusIMM, BAppSc.
(AppGeo)(Hons), Senior Consultant,
Snowden Mining Industry Consultants Inc.
El Peñón	Greg Walker, P. Geo., Senior Manager,	Greg Walker, P. Geo., Senior Manager,
	Resource Estimation, Yamana Gold Inc.	Resource Estimation, Yamana Gold Inc.
Alhue/	Greg Walker, P. Geo., Senior Manager,	Greg Walker, P. Geo., Senior Manager,
Minera Florida	Resource Estimation, Yamana Gold Inc.	Resource Estimation, Yamana Gold Inc.
Amancaya	Not applicable	Chester M. Moore, P. Eng., Scott Wilson
Roscoe Postle Associates Inc.
Agua Rica	Gerrit Vos, P. Eng., Principal Mining	Evandro Cintra, Ph.D., P. Geo., Vice President,
	Engineer of AMEC Plc	Technical Services, Yamana Gold Inc.
Alumbrera	Luis A. Rivera, MAusIMM, Xstrata	Luis A. Rivera, MAusIMM, Xstrata Plc
Jeronimo	Not applicable	Chester M. Moore, P. Eng., Scott Wilson
Roscoe Postle Associates Inc.
Esquel	Not applicable	Robin J. Young, P. Geo., Western
Services Engineering Inc.

	Mineral Reserve
	Cut-off Grade					Mineral Resources
	(g/t gold; % copper;					Cut-off Grade
Mine	or $ NSR)	Price		Price		(g/t gold; % copper)
Fazenda Brasileiro	1.50	US$	575	n/a		1.50
C1 Santa Luz	0.50	US$	575	n/a		0.50
Fazenda Nova	0.40	US$	575	n/a		0.40
Jacobina	1.49	US$	575	n/a		0.50
São Francisco	0.36 and 0.15	US$	575	n/a		0.36 and 0.15
São Vicente	0.35 and 0.22	US$	427.5	n/a		0.20
Ernesto	—	US$	575	n/a		1.5 and 1.0
Pau a Pique	—	US$	575	n/a		1.0
Chapada	0.17% Cu	US$	575	US$	1.75	0.17% Cu
San Andrés	0.41 and 0.64	US$	575	n/a		0.4
Gualcamayo	0.3; 0.5; 1.0	US$	575	n/a		0.3; 0.5; 1.0
Pilar	—	US$	575	n/a		0.5 and 1.5
El Peñón	4.5 to 6.5 GEO	US$	575	n/a		3.9 GEO
Alhue/Minera Florida	3.70	US$	575	n/a		2.5 GEO
Amancaya	—	US$	550	n/a		1.0 open pit: 3.4 underground
Agua Rica	$3.74/t NSR	US$	425	US$	1.10/lb	0.20% Cu
Alumbrera	0.26% Cu Equivalent	US$	500	US$	1.25/lb	0.26% Cu

Sustainability Our People, Our Future

QUALITY PEOPLE ARE THE FOUNDATION OF YAMANA’S CONTINUED SUCCESS. THEY ARE OUR CORE, OUR CHARACTER AND OUR MOST VALUABLE ASSET.

The scarcest resource is the human resource. Quality people are the foundation of Yamana’s continued success. They are our core, our character and our most valuable asset. At every opportunity, we strive to create a safe environment that encourages innovation, manages change, and nurtures development - pillars to help Yamana exceed our long-term business goals and aspirations.

Yamana embraces diversity, creates an inclusive work environment, and in many instances, improves the quality of life for our employees and the surrounding community. Yamana cares about the personal and professional development of employees. This care is instilled in the organization through continual workplace improvement programs focused on the health, safety and betterment of the lives of Yamana employees.

Yamana’s “Quality of Life” program exemplifies our investment in our employees and the value they create in our organization. We ensure all individuals are given equal access to job opportunities and that the best possible talent is given a chance to shine and make intelligent, meaningful contributions to the organization. The program has been extremely successful for our operations in Brazil and is expected to be a part of all mining facilities by the end of 2008. In a survey conducted by Brazil Mineral magazine, Yamana was voted the best intermediate mining company in Brazil for the third consecutive year.

In an effort to advance safety and best practices in all of our operations, Yamana regularly monitors and measures our human resource programs to ensure the best possible work environments are offered to all. We treat our people with respect and appreciation. We support the communities in which we work by making a concerted effort to hire locally and contribute to the local economy.

Yamana Employees Worldwide

Our sustained growth ensures that Yamana employees are given a chance to develop and flourish within a prosperous environment. At Yamana, we truly are building a global workforce, providing direct employment opportunities to over 8,700 individuals.

THE YAMANA MANAGEMENT SYSTEM: RESPONSIBLE MINING

Yamana is focused on minimizing and controlling risk for both employees and the environment. That’s why, based on the highest international standards, we developed the Yamana Integrated Management System (SYG) - a socio-economic philosophy that strives to achieve exceptional health and safety, environmental, community relationship, and operational practices at all levels of the organization. Yamana follows the best practices of the International Council of Metal and Mining’s Safety, Health, Environment and Community Impact Management (SHEC) protocols.

In addition to SYG, Yamana is putting into place the following protocols:

Environmental Management Systems - ISO 14001:2004:

•                  An international environmental management standard with environmental management requirements for the creation and implementation of an Environmental Management System (EMS).

•                  Rollout to all operations by end of 2008 and 2009 for new operations.

Occupational Health and Safety Management Systems - OHSAS 18001:1999:

•                  An international occupational health and safety management system specification.

•                  Rollout to all operations by 2010.

•                  International Cyanide Management Code.

•                  A voluntary program for the gold mining industry that focuses exclusively on the safe management of cyanide, cyanidation tailings and leach management.

•                  Rollout to all operations by end of 2008 and for new operations by 2009.

In a short period of time, Yamana has introduced 84 corporate standards to mining operations based on the best management practices and International Standards as ISO 14001, ISO 18001, and SA 8000, including newly acquired operations. An additional 21 system improvements are slated for implementation in 2008. By the close of 2008, Yamana will implement SYG throughout all operations. We are constantly aiming to improve existing management systems that result in greater health, safety and environmental controls.

YAMANA’S SHEC COMMITTEE

Each of our mining operations have established a SHEC Committee. Chaired by the general manager, SHEC Committees meet weekly or bi-weekly to discuss issues related to safety, environment, community relations and other operational practices of Yamana’s operations. The goal of our SHEC Committees is to measure the effectiveness and performance of our sustainability programs.

YAMANA - SUSTAINABILITY

Applying social, health and safety and environmental standards and policies to our business operations is the key to sustainability at Yamana. We are committed to balancing the ethical and environmental demands of the market, while responding to the concerns of local communities and stakeholders. For Yamana, sustainability encompasses issues such as reclamation, cultural responsibility, employee best practices, ecological and environmental awareness and economical viability. As a result, we are committed to the following:

•                  To follow all the laws of the country and local communities where we operate;

•                  To maintain best practices for mining, health and safety and the environment;

•                  To understand and control risks related to safety, the environment, and the community;

•                  To maintain respectful relationships with the communities in which we operate;

•                  To operate our business in a highly ethical manner while supporting the Yamana strategy and vision.

Sustainability is a long-term view that requires commitment and awareness during the implementation of important business decisions. Yamana is committed to operating in a socially and environmentally conscious manner and for the betterment of local communities.

For additional information about sustainability at Yamana, please visit www.yamana.com/corporateresponsibility.

OUR COMMUNITIES

Yamana works and lives in communities across North, Central, and South America. We share the air and soil, work with local suppliers, hire local employees and build relationships in the same regions in which we operate. As a result, we listen and value the input from community consultations. We embrace the rich local cultural and economic opportunities. Our community relations practices assure our place amongst the world’s leading gold producers.

In 2007, Yamana conducted Partnership Seminars with the communities around our mining operations. The program accepts proposals to support local education, environmental, cultural, economic, and health projects.

Over the past year, 71 local institutions have attended our Partnership Seminars. From the 81 submissions, Yamana selected 44 projects representing a $367,000 investment in creating and supporting sustainability, employment, business, sports and culture in the communities.

PARTNERSHIP IN ACTION:

CREATING SUSTAINABLE COMMUNITIES

•                 At San Andrés in Honduras, the “Open Doors” project has created an opportunity for local leaders to communicate with Yamana at anytime.

•                 In the state of Mato Grosso in Brazil, Yamana has supported the construction of a new home for senior citizens and a hangar for the development of community projects for the community of Alto da Glória.

•                 For the community of Bacilândia district and Fazenda Nova, around Yamana’s operations at the Bacilândia mine site in Brazil, the program has supported the construction of a new church, an expansion of the local police station, and the purchase of new uniforms for over 700 students at Tiradentes State School and Alfredo Nasser State School.

•                 In Goiás, near the Chapada operations in Brazil, the Partnership Seminar program provides financial services that support local sustainable community development. Yamana equipped the local medical centre with X-ray machines, ultrasounds, defibrillators and other necessary medical devises for the communities of Alto Horizonte and Nova Iguaçu.

•                 At Minera Florida in Chile, a program has been put in place for families to receive a new bathroom financed by Yamana. As well, potable water programs have been created for the three local communities of El Asiento, Alhue, and Talami.

•                 For the communities surrounding Jacobina in Brazil, Yamana has financed a local bakery, the purchase of an ambulance, and new equipment to combat forest fires. Yamana has also supported the local Rio do Ouro Philharmonic to advance music education.

•                 At Fazenda Brasileiro in Brazil, Yamana has financed the construction of the Santa Barbara Chapel, a dental clinic and a cultural centre.

OUR COMMUNITY RELATIONS PRACTICES ASSURE OUR PLACE AMONGST THE WORLD’S LEADING GOLD PRODUCERS.

WORKING WITH LOCAL SUPPLIERS

At Yamana we strive to work with local suppliers, and when possible, source local products, equipment and services. Currently, our suppliers are selected under the due diligence of the Safety, Health, Environment and Community Studies and industry standards. Yamana’s goal is to stimulate local economies and create opportunities for employment and business growth. In 2008, we are creating a new supplier standardization and management program.

RECOVERING AND EXHIBITING HISTORY

From time to time, Yamana discovers cultural artifacts at our mining sites. We support historic and cultural preservation, demonstrated through our partnerships with the local government and cultural entities, and by helping uncover artifacts. Recently, Yamana sponsored an exhibition in Brazil showcasing 50 pieces at “Rediscovering São Francisco Xavier”.

WORKING FOR A BETTER FUTURE FOR LOCAL COMMUNITIES

As part of being a positive corporate citizen, Yamana is creating a new initiative called the Integrar Project. The project will provide one day per year for communities where our mining operations are located to receive support on a variety of services from medical exams, to education on the environment to completing documentation for birth certificates.

In 2008, Yamana is conducting community surveys to ensure all programs, including the Partnership Seminars, are being effectively implemented and supporting their future. We are always seeking for ways to contribute to the local communities’ cultural, health, education, business and future needs by proactively asking for their input.

Environmental
Management

At Yamana, business and operations decisions are guided by concern for the natural environment. Our management programs are intended to protect the earth’s finite natural resources and identify impact management processes in ongoing operations. Every project we work on has a direct connection to the environment, while every business decision incorporates and assesses Yamana’s environmental impact in a specific region. We are focused on the adoption of good engineering actions, operation and maintenance of our projects. As stewards of the planet, we are focused on recovering areas affected by our mining activities, and reducing our impact on nature.

We are focused on protecting the environment. Yamana is working on a number of water saving, air monitoring, and protection initiatives at our operations. For water and air control and analysis, the Water Monitoring Program and the Air Monitoring Program measures the quality of the surface, groundwater, and air emissions sources that are in place at all Yamana sites. Additionally, independent and certified laboratories collect water and air samples at different points in our operations that are then analyzed to ensure quality controls are being met. In 2007, we conducted at least three environmental inspections at our Brazilian mining operations.

Reducing our operational energy consumption was a key goal for 2007. At Fazenda Brasileiro, energy consumption was reduced by almost 10% as a result of a new and more efficient power control system. As part of the SYG, Yamana focuses on energy efficient projects for the coming years. In a majority of our operations, clean hydropower energy is already in place as we are committed to reduce our electrical energy and diesel consumption and neutralize operational greenhouse gas emissions.

The Solid Residues Management Program (SRMP) is operating in all Brazilian and Argentine mining operations, with the exception of São Francisco that is slated for completion by the summer of 2008.

Revegetation program -before and after.Completed in 2007.

INVESTING IN SUSTAINABILITY FOR FUTURE GENERATIONS.

Under the SRMP, solid waste from those mining operations is separated and delivered to temporary waste storage centres in order for licensed companies to recycle, process or store in adequate and licensed waste deposits. In accordance with environmental management standards, Yamana is undergoing improvements to the SRMP implementations in 2008 for both Minera Florida and El Peñón.

Since the 1890’s, cyanidation has become the most viable method for the extraction of gold. The risk for cyanide exposure can occur during the transportation, storage, metallurgical process, and the disposal of tailings materials. Yamana is implementing a cyanide management program to explore the decommissioning of mines, employee safety and training, transportation, and emergency preparedness. By the end of 2008, Yamana expects certification on International Cyanide Management Code in all facilities of Brazil and Honduras. For the new operations in Argentina and new acquisitions in Chile, the certification will be completed by 2009.

We are dedicated to minimize our environmental impact and in 2008 plan to explore new programs to reduce our carbon footprint. We are focused on designing realistic environmental programs that minimize our impact while ultimately investing in the sustainability of the environment for future generations.

SUSTAINABILITY FOR THE FUTURE: YAMANA’S GOALS

Yamana knows that protecting the environment requires an ongoing investment. As a result, we are improving the environmental audit program through a collaborative process integrated with the management review. We are also looking at how to reduce the impact and costs of solid waste management. In short, no measure is considered too small. The cumulative effect goes towards reducing our impact on the planet.

Cut 10% by 2010 (based on 2007 results)

•                  Reduce fossil fuel consumption 10% by 2010

•                  Reduce solid waste generation 10% by 2010

•                  Reduce fresh water consumption 10% by 2010

•                  Reduce power consumption 10% by 2010

Yamana is focused on being a positive steward for finite natural resource management and continues to evolve our sustainability policies, best practices and programs.

Health and Safety

  Our Commitment

Creating a safe work environment is a part of the commitment and pledge we make to each and every employee. In 2007, Yamana conducted almost 3,000 safety interactions and conversations with employees every month. We have rigorous processes in place to manage health and safety protocols and we continue to make the investments to enhance the safety precautions in our operations to protect our people. We strive to go beyond compliance and ensure the prevention of accidents at our sites through the implementation of best practices in health and safety management. Yamana has extended our human resource standards to the newly acquired mining sites at Minera Florida and El Peñón.

We welcome our people, from the field to management, to suggest new ideas and protocols for safety measures. PEACE, which stands for Think, Study, Analyze and Execute in Portuguese, is a safety program that enables each employee to analyze a task in order to execute it safely. It reinforces those five key actions employees should focus on regarding any potential risk.

Prior to the start of a day’s work, the Daily Safety Dialogue (DDS) is conducted at all of our mining operations to cover specific issues related to safety, health and environmental guidelines. In 2007, a new training program in risk evaluation was fundamental to ensuring the safety of our people.

The overall health of our employees is vital to the success of Yamana. We continue to focus on the health of our employees through our vaccinations and injections programs to prevent occupational diseases. We continue to seek new measures for reducing noise pollution at work sites. While many mining firms see putting in place health and safety measures and programs as an obligation, at Yamana it is taken to the level of respect for our employees and fundamental to being a great place to work.

YAMANA STRIVES TO MEET AND EXCEED SAFETY STANDARDS IN OUR INDUSTRY.

Yamana reports all injuries classified as lost time, first aid, restricted work and medical treatment. Yamana has created a safety statistic monitoring system where it showcases the safety performance. We continue to strive to lower the Lost Time Injury Frequency Rate (LTIFR) at our mines.We conduct an investigation of every accident, incident and related infringements.

For Yamana, health and safety is the responsibility of everyone. Our management team has made a commitment to ensure proactive attitudes toward safety in all of our operations. As Yamana focuses on goals for 2010, we have set in place year-over-year targets to consistently and proactively implement programs and measures to reduce accidents and injuries. Our employees are engaged through training, and are empowered to provide input into new practices for our operations.Yamana strives to meet and exceed occupational safety standards in our industry.

THE SAFETY, HEALTH AND ENVIRONMENTAL PRINCIPLES OF YAMANA

1.     To continuously employ in our activities and products, environmental advancements that reduce pollution and health and safety risks while adhering to applicable environmental, health and safety laws and legislation.

2.     To prioritize the development of more efficient, safer and pollution-minimizing technology, and adopt technology that improves processes, products and the services of suppliers and contractors so as to maximize environmental protection.

3.     To train, educate and motivate employees and contractors to execute their tasks and duties in a safe and environmentally responsible manner.

4.     To foster a healthy and safe working environment as the responsibility of all employees.

5.     To establish and review environmental, health and safety objectives and goals, and to work and consult with stakeholders and communities to ensure we are meeting those objectives.

6.     To make recommendations to our suppliers and contractors in the management of environmental, health and safety policies, and sustainability with the consideration and input of stakeholders.

7.     To build and operate facilities according to applicable international standards for environmental management and compliance.

MD&A

  Financial Statements

YAMANA GOLD INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF OPERATIONS AND FINANCIAL CONDITION

(US DOLLARS UNLESS OTHERWISE SPECIFIED, IN ACCORDANCE WITH CANADIAN GAAP)

A cautionary note regarding forward-looking statements follows this

Management’s Discussion and Analysis of Operations and Financial Condition.

TABLE OF CONTENTS

1.	Core Business	42
2.	Highlights	42
3.	Outlook and Strategy	43
4.	Business Acquisitions	45
5.	Overview of Financial Results	47
6.	Mines and Development Projects	53
7.	Non-GAAP Measures	66
8.	Liquidity and Capital Resources	68
9.	Capitalization	69
10.	General and Administrative Expenses	70
11.	Foreign Exchange	71
12.	Investments and Investment Income	71
13.	Income Taxes	72
14.	Closure and Reclamation Costs	73
15.	Contractual Commitments	73
16.	Currency Hedging	73
17.	Commodity Hedging Program	74
18.	Interest Rate Hedging	74
19.	Contingencies	75
20.	Off-Balance Sheet Arrangements	75
21.	Gold and Copper Markets	75
22.	Reserve Estimates	76
23.	Exploration and Development	77
24.	Depletion and Impairment of Mineral Properties	80
25.	Risks and Uncertainties	80
26.	Critical Accounting Policies and Estimates	82
27.	Recent Accounting Pronouncements	84
28.	Controls and Procedures	85

	Cautionary Note Regarding Forward-Looking Statements	88
	Cautionary Note Regarding Reserves and Resources	88

1.                      CORE BUSINESS

Yamana is a Canadian incorporated gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. Yamana is producing gold and other precious metals at intermediate company production levels in addition to significant copper production. Company management plans to continue to build on this base through existing operating mine expansions and throughput increases, the advancement of its exploration properties and by targeting other gold consolidation opportunities in Brazil, Argentina, Chile and elsewhere in the Americas.

Yamana is listed on the Toronto Stock Exchange (Symbol: YRI), the New York Stock Exchange (Symbol: AUY) and the London Stock Exchange (Symbol: YAU).

2.                      HIGHLIGHTS

Financial

•          Annual sales of $747.1 million, an increase of 342% over the prior year. Fourth quarter sales of $218.6 million, an increase of 9% over the third quarter.

•          Net earnings of $157.2 million for the year, an increase of 324% over the prior year. Fourth quarter net earnings were $47.1 million, an increase of 57% over the third quarter.

•          Adjusted earnings (a non-GAAP measure) for the year of $259.1 million before income tax effects and $227.6 million after income tax effects or $0.55 per share, representing an increase of 686% per share over the prior year.

•          Mine operating earnings of $384.6 million for the year, an increase of approximately 1,000% over the prior year. Fourth quarter mine operating earnings of $76.6 million, a decrease of 39% over the third quarter. Subsequent to the period end, the spot price of copper increased by approximately 25%. The Company has realized a gain of $9.2 million in final pricing adjustments subsequent to the quarter end in respect to concentrate receivables outstanding as at December 31, 2007. These pricing adjustments will be recognized in the first quarter of 2008. Additionally, it estimates further positive pricing adjustments of approximately $20.5 million if copper prices remain at current levels of approximately $3.78 per pound and gold prices remain at current levels of approximately $980 per ounce in respect to receivables outstanding as at December 31, 2007 still subject to final pricing.

•          Cash and short-term investments of $328.6 million as at December 31, 2007 compared to $69.7 million as at December 31, 2006.

•          Cash flow from operations of $293.9 million for the year after changes in non-cash working capital items. Cash flow from operations of $145.8 million for the quarter after changes in non-cash working capital items.

•          Declared quarterly dividends of $0.01 per share per quarter.

Operational

•          Commercial production declared at its Chapada copper-gold project in February 2007, on budget and ahead of schedule.

•          Total production from all mines of 1,023,855 ounces of gold equivalent for the twelve month period ended December 31, 2007 including pre-acquisition production of 426,552 ounces of gold equivalent from the El Peñón, Minera Florida, Rossi and Alumbrera mines.

•          Total attributable production (not including pre-acquisition production) of 597,304 ounces of gold equivalent ounces (GEO) for the year, an increase of 90% over the year ended December 31, 2006 at an average cash cost after by-product credits of $(182) per ounce (a non-GAAP measure) on a gold equivalent basis. Total attributable production of 229,448 ounces of gold equivalent during the fourth quarter at average cash costs after by-products of $(9) per ounce.

Development and Exploration

•          Continued exploration efforts with significant successes, including an exploration program at El Peñón to identify and define further high grade veins.

•          Mineral resources at El Peñón increased by more than 1 million ounces of gold during the year.

•          Completed positive feasibility study for the C1 Santa Luz gold project in Brazil.

•          New discovery at Pilar de Goiás.

•          Continued construction at São Vicente.

•          Continued construction of Gualcamayo with targeted start-up in the third quarter 2008.

•          Received a scoping study for the Amelia Inés and Magdalena (AIM) deposits at Gualcamayo and work to date indicating that the deposits are higher grade, larger than initially projected, remain open for expansion and are expected to significantly contribute to production levels at Gualcamayo.

•          Expansion program at the Jacobina mine continuing with 8,500 tonnes per day throughput expected by the end of 2008.

•          Positive scoping study results for Chapada pyrite project, sulphuric acid market study.

•          Proven and probable gold reserves increased by 11.1 million ounces or 163% from 6.8 million ounces on December 31, 2006 to 17.9 million ounces on December 31, 2007.

Corporate activities

•          Completed the acquisition of Meridian Gold Inc. and Northern Orion Resources Inc. for total consideration of $4.8 billion.

•          Entered into a credit facility for up to $700 million.

•          Increased copper hedging program and secured an accelerated payback of one year at the Chapada copper-gold project.

•          Completed currency hedges for 280 million Reais.

3.                      OUTLOOK AND STRATEGY

The Company’s strategic plan is focused on organic growth through increases in reserves and targeting production of 1.3 million GEO in 2008 and progressively increasing to a sustainable level of 2.2 million ounces of gold starting in 2012. Production at these levels will be driven from optimizing operations, enhancements, expansions, improvements and development of existing assets and completion of the construction of projects currently under development. Investments in high target exploration areas and successes from the Company’s robust exploration portfolio will support and supplement these levels. Assuming positive feasibility studies for its advanced exploration stage projects, the Company expects capital investments over the next three years to be in the range of $1.3 billion, which will be funded by operating cash flow. The Company’s financial strategy involves ensuring there are sufficient resources available to bring the Company’s development projects into production and fund an exploration program focused on high priority targets.

In addition to our goal of replacing mined ounces in 2008, particular focus will be placed on operational developments and opportunities to maximize value at Jacobina, Gualcamayo, El Peñón and Chapada and exploration developments at El Peñón, QDD Lower West zone at Gualcamayo and Mercedes.

Upcoming events include the initial resource estimates for La Pepa, Jeronimo and Amancaya in the first half of 2008; updated resource estimates for El Peñón based on ongoing drilling; a feasibility study for Mercedes by the end of 2008; a feasibility study update for Gualcamayo by the end of 2008; and additional upside from Yamana’s advanced exploration portfolio during the year.

First Quarter 2008 Outlook

Production for the first quarter of 2008 is expected to be approximately 220,000 GEO. Copper production from Chapada for the first quarter of 2008 is expected to be approximately 30 million pounds of copper. This is in line with budget expectations and production is expected to increase quarter over quarter during the year.

Production Outlook

As previously quoted in the January 14, 2008 press release, gold production is expected to total up to 1.3 million gold equivalent ounces in 2008 increasing to 1.6 million gold equivalent ounces in 2009 from mines currently in production and mines under construction. Estimated gold and copper production for 2008 and 2009 is detailed below. Silver production of approximately 10 million ounces for 2008 and 2009 is treated as a gold equivalent.

Gold Production Estimates (oz)	2008E	2009E
Chapada	170-175,000	175-180,000
El Peñón (GEO)	425-435,000	425-435,000
São Francisco	130-140,000	145-155,000
Gualcamayo	85-95,000	240-250,000
Jacobina	135-145,000	180-190,000
San Andrés	75-85,000	90-100,000
Fazenda Brasileiro	85-90,000	95-100,000
Minera Florida (GEO)	65-70,000	125-135,000
São Vicente	5-10,000	55-65,000
Alumbrera (i)	60-65,000	55-60,000
Rossi (GEO)	30-40,000	30-40,000
Total GEO (including silver)	1,265-1,350,000	1,615-1,710,000
Copper (lbs) (Chapada)	155-160,000,000	160-165,000,000
Co-product cash cost per GEO	$285-295	$290-310
Co-product cash cost per lb	$0.60-0.65	$0.60-0.65
By-product cash cost per GEO	$(40)-$0	$40-$80

(i) Represents Yamana’s 12.5% share of Alumbrera production

Cash costs (cautionary regarding non-GAAP measures included in this Management’s Discussion and Analysis) and gold equivalent ounces were estimated using the following metal prices and exchange rates:

	2008	2009
Gold (US$/oz)	700.00	700.00
Silver (US$/oz)	13.00	13.00
Copper (US$/lb)	3.00	3.00
Zinc (US$/tonne)	2,600.00	2,600.00

BRL Real/US$	1.90	1.90
ARS Peso/US$	3.10	3.10
CLP Peso/US$	510.00	550.00

Production and cash cost guidance above is in line with previous guidance and in line with budget.

Cash costs reported on a GEO and by-product basis apply zinc and Chapada copper net revenue as a credit to the cost of gold production and as such the by-product GEO cash costs are impacted by realized zinc and copper prices. GEO is determined by converting silver production to its gold equivalent using relative gold/silver metal prices and adding the converted silver production expressed in gold ounces to the ounces of gold production. Gold production is expected to increase while copper and zinc production remain constant and as such the impact of the by-product credit is reduced on a per ounce basis with increasing gold production. Cash costs are also impacted by inflation year over year.

Cash costs are reported on an annual basis and are expected to vary from quarter to quarter. For 2008 the range of cash costs on a co-product basis not including any by-products are expected to be as follows: Q1 - $325 to $335 per GEO, Q2 - $285 to $295 per GEO, Q3 - $270 to $280 per GEO and Q4 - $265 to $275 per GEO. The average total cash costs for 2008 are shown in the table above.

Production in 2008 is expected to ramp up progressively quarter over quarter.

Yamana remains fully financed for its strategic gold growth plan where enhancements, expansions, improvements and development of existing assets are expected to drive production towards the Company’s objective to produce approximately 2.2 million gold equivalent ounces in 2012.

Yamana expects capital investments for 2008 to total approximately $575 million including approximately $84 million for exploration. (50% capitalized and 50% expensed). Yamana’s dedicated exploration program in 2008 will focus on mine, near-mine and regional exploration activities in Brazil, Chile, Argentina, Mexico, Nicaragua, Peru and Nevada. Yamana plans approximately 400,000 metres of total drilling on all projects in 2008. The Company is fully funded in all of its capital and exploration programs. The Company is driven by a corporate philosophy of maximizing cash flow and production.

Forecast information is based on the opinions and estimates of management under current circumstances and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from projections.

4.                      BUSINESS ACQUISITIONS

(i) ACQUISITION OF MERIDIAN GOLD INC. AND NORTHERN ORION RESOURCES INC.

ACQUISITION OF MERIDIAN GOLD INC.

During the year, Yamana acquired all the outstanding common shares of Meridian which held two operating mines in Chile: El Peñón and Minera Florida; a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the US. Yamana offered to exchange 2.235 common shares of Yamana and $6.99 cash for each common share of Meridian. The purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share or $3.6 billion. On October 12, 2007, the Company completed the acquisition of 76.4% of the outstanding shares of Meridian and extended the offer to November 2, 2007 at which time the Company had taken up 89.6% of the outstanding shares of Meridian. Prior to December 31, 2007 the Company completed a follow-up offer on the same terms to acquire 100% of the Meridian shares.

As a result of the acquisition of Meridian, the Company acquired interests in the El Peñón Mine (100%) and Minera Florida Mine (100%) both in Chile, the Rossi Mine (40%) in the United States, the Mercedes project (100%) in Mexico, Esquel project (100%) in Argentina and the Jeronimo project (56.7%) in Chile.

This business acquisition was accounted for as a purchase transaction with Yamana being identified as the acquirer and Meridian as the acquiree. The acquisition was accounted for as a multi-stage acquisition with minority interest expense net of tax of $2 million included in the earnings of Meridian from October 12, 2007 until the 100% interest was achieved.

The preliminary allocation of the purchase price allocates approximately $1.2 billion to the net assets of El Peñón and $183 million to Minera Florida. The Company is undergoing a detailed valuation to complete the allocation of the purchase price to mineral properties. Additionally, the Company has recorded depletion and amortization of $11.3 million for the quarter on the excess purchase price.

FINANCING THE MERIDIAN GOLD INC. AND NORTHERN ORION RESOURCES INC. ACQUISITIONS

To complete the Meridian offer and the Northern Orion transaction, Yamana issued a total of 310.1 million new common shares (226.4 million and 83.7 million common shares to Meridian and Northern Orion shareholders, respectively) and paid cash consideration of approximately $726.1 million (C$7.00 per share) to Meridian shareholders and $0.2 million to Northern Orion shareholders. Additionally, the Company exchanged options and warrants for similar securities of Yamana. Meridian and Northern Orion options were valued at $52.1 million and Northern Orion warrants were valued at $202.7 million. As further described in Note 4 of the Consolidated Financial Statements, the cash consideration was funded from a $400 million term credit facility, $300 million revolving line of credit facility and the remaining balance was funded from existing cash balances.

ACQUISITION OF NORTHERN ORION RESOURCES INC.

On July 19, 2007, the Company and Northern Orion Resources Inc. (“Northern Orion”) entered into a definitive business combination agreement whereby the Company would acquire all of the issued and outstanding securities of Northern Orion on the basis of 0.543 of a Yamana common share for each Northern Orion share. The agreement was subject to certain customary conditions including approval by the shareholders of Northern Orion and at least 50.1% of the fully diluted outstanding Meridian common shares having been tendered to the Company’s offer. On August 22, 2007, 83.1% of the shareholders at a Special Meeting of Northern Orion shareholders approved the Plan of Arrangement and no notices of dissent were received. Additionally, as indicated above on October 12, 2007, 76% of the fully diluted common shares of Meridian were tendered in response to the Company’s offer. Accordingly, Northern Orion was amalgamated as a 100% subsidiary of the Company on October 13, 2007.

As a result of the acquisition of Northern Orion, the Company has acquired interests in the Alumbrera Mine (12.5%) and the Agua Rica project (100%) in Argentina.

The preliminary allocation of the purchase price allocates approximately $256 million to the Alumbrera Mine and $531 million to Agua Rica excluding future income taxes. The Company is undergoing a detailed valuation of the mining interests acquired. The Company has recorded additional amortization in respect to the excess purchase price on its Alumbrera interest of $5.1 million for the quarter. This amortization is netted against the equity pick-up on the statement of operations.

This business acquisition was accounted for as a purchase transaction with Yamana being identified as the acquirer and Northern Orion as the acquiree. The results of operations of Northern Orion were included in the consolidated financial statements of Yamana from October 13, 2007.

BUSINESS RATIONALE OF THE ACQUISITIONS

The Company believes that the business combination has resulted in the creation of a pre-eminent mid-tier gold producer with demonstrated expertise in acquiring, developing and operating large-scale mines in Latin America. The combined company will have the scope, scale and financial strength to identify and act in an expeditious manner on opportunities that arise in the Americas and throughout the industry and with the following attributes:

A leader in production growth

•          Estimated annual gold production increasing from approximately 1.3 million gold equivalent ounces in 2008 to 2.2 million ounces of gold in 2012

Low cost cash producer

•          Generate strong earnings and cash flow from low cost operations

Growth in resources, production, cash flow and earnings

•          On a per share and aggregate basis

Superior exploration and development prospects

•          Geographical and asset diversification in mining friendly regions

Core asset base deepens Latin American presence

•          Seven principal mining and development projects in Brazil, Chile, Argentina and Mexico fit with Yamana’s targeted Americas focus

In the current environment of significantly escalating capital costs, Yamana’s strategic view is that it is more prudent to purchase existing production as it mitigates capital risk with development projects. With this acquisition, Yamana will fortify the base for subsequent phases of growth from a robust exploration and development portfolio.

The following table summarizes pro forma (assuming acquisition date of January 1, 2007) gold production for the twelve month period ended December 31, 2007 for Yamana, Meridian and Northern Orion as a combined entity:

	Three months ended December 31, 2007		Twelve months ended December 31, 2007
	Gold Equivalent Ounces	Cash costs of GEO (ii)	Gold Equivalent Ounces	Cash costs of GEO (ii)
Yamana Gold Inc.	229,488	$(17)	597,304	$(186)
Meridian pre-acquisition
Rossi Mine (i)	1,445	N/A	8,437	$426
El Peñón Mine (i)	24,352	N/A	306,107	$225
Minera Florida (i)	3,917	N/A	55,509	$249
Northern Orion Resources Inc.
Alumbrera Mine	3,150	N/A	56,499	N/A
Yamana Consolidated pro forma	262,352		1,023,856

(i)     Twelve month balances are as reported amounts per Meridian third quarter filings.

(ii)    A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis of Operations and Financial Condition.

ACQUISITION OF VICEROY EXPLORATION LTD.

In 2006, the Company acquired all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company. The Company issued Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. Yamana exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of Yamana at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share. Total consideration paid was approximately $550 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from Viceroy. Yamana has consolidated the results of operations from October 13, 2006. On January 2, 2007, an additional 4 million shares were issued on the completion of the compulsory acquisition.

ACQUISITION OF DESERT SUN MINING CORP.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and issued options and share purchase warrants. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share.

ACQUISITION OF RNC GOLD INC.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. and 100% of the San Andrés Gold Mine in Honduras. The purchase price of this transaction totaled $53 million, comprised of approximately 5.8 million Yamana common shares, $18.9 million in cash and other transaction costs.

This transaction resulted in the Company acquiring the San Andrés Gold Mine and the La Libertad Mine along with a 60% interest in the Cerro Quema development stage property. On July 6, 2006, the Company sold the La Libertad Mine and its interest in the Cerro Quema development stage property for total consideration of 32 million shares in Central Sun Mining Corp (formerly Glencairn Gold Corporation).

5.              OVERVIEW OF FINANCIAL RESULTS

ANNUAL FINANCIAL REVIEW

The table below presents selected financial data for the Company’s three most recently completed fiscal years as presented in the audited consolidated financial statements:

	2007	2006	2005
Financial results (in thousands of dollars)
Revenues (ii)	$747,091	$169,206	$46,038
Mine operating earnings	$384,580	$35,056	$8,569
Net earnings (loss)	$157,245	$(70,163)	$(4,111)
Adjusted net earnings (iii)	$227,603	$19,506	$1,986
Cash flow (to) from operations (after changes in non-cash working capital items)	$293,874	$(3,215)	$3,410
Cash flow from operations (before changes in non-cash working capital items) (iii)	$292,844	$40,171	$6,445
Cash flow to investing activities	$(702,592)	$(179,029)	$(192,552)
Cash flow from financing activities	$614,344	$97,912	$250,469
Per share financial results
Basic earnings (loss) per share	$0.38	$(0.25)	$(0.03)
Diluted earnings (loss) per share	$0.36	$(0.25)	$(0.03)
Adjusted net earnings per share (iii)	$0.55	$0.07	$0.01
Financial position (in thousands of dollars)
Cash and cash equivalents	$284,894	$69,680	$151,633
Total assets	$9,895,924	$2,181,192	$468,446
Total long-term liabilities	$3,469,659	$387,401	$122,030
Production (iv)
Commercial gold equivalent ounces produced	597,304	283,460	103,350
Pre-Commercial gold equivalent ounces produced	—	30,131	12,222
Total gold equivalent ounces produced	597,304	313,591	115,572
Total gold equivalent ounces produced excluding 12.5% equity interest in Alumbrera	576,908	313,591	115,572
Pro-forma gold equivalent ounces produced including pre-acquisition production from acquired mines	1,023,855	359,272	115,572
Cash costs per gold equivalent ounces produced (iii)	$(182)	$326	$289
Pro-forma cash costs per gold equivalent including pre-acquisition production from acquired mines	$(75)	$ N/A	$—
Co-product cash costs per gold equivalent ounces produced (iii)	$330	$326	$289
Chapada copper contained in concentrate production (millions of lbs)	122.9	—	—
Chapada co-product cash costs per lb of copper (iii)	$0.72	—	—
Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	11.4	—	—
Alumbrera co-product cash costs per lb of copper (iii)	$1.42	—	—
Chapada concentrate production (tonnes)	201,239	10,278	—
Alumbrera (12.5% interest) concentrate production (tonnes)	20,254	—	—

	2007	2006	2005
Sales
Gold sales (ounces)	532,531	277,942	103,772
Pre-commercial gold sales (ounces)	—	19,739	8,744
Total gold sales (ounces) (i)	532,531	297,681	112,516

Gold equivalent sales (ounces)	565,282	297,681	112,516
Alumbrera attributable gold sales (ounces)	24,553	—	—

Chapada payable copper contained in concentrate sales (millions of lbs)	117.0	—	—
Chapada concentrate sales (tonnes)	201,248	—	—

Alumbrera (12.5% interest payable) attributable copper contained inconcentrate sales (millions of lbs)	13.0	—	—
Alumbrera (12.5% interest) attributable concentrate sales (tonnes)	24,790	—	—

Average realized gold price per ounce (ii)	$707	$613	$448
Chapada average realized copper price per lb (excluding derivative contracts)	$3.32	$—	$—

(i) Includes payable gold ounces from the Chapada Mine and excludes sales from 12.5% interest in Alumbrera Mine. (ii) Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(iii) A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

(iv) Gold equivalent ounces include silver ounces converted to gold on a ratio of 55:1 for 2007.

The following table presents a summarized Statement of Operations for the Company’s most recently completed fiscal years:

(in thousands of dollars)	2007	2006	2005
Revenues	$747,091	$169,206	$46,038
Cost of sales	(287,640)	(100,004)	(30,371)
Depreciation, amortization and depletion	(71,815)	(33,510)	(6,740)
Accretion of asset retirement obligations	(3,056)	(636)	(358)
Mine operating earnings	384,580	35,056	8,569
Expenses
General and administrative and other expenses	(68,525)	(24,350)	(10,415)
Other losses	(40,060)	(44,431)	(1,929)
Operating earnings (loss)	275,995	(33,725)	(3,775)
Other business (expenses) income	(23,793)	(25,704)	3,955
Unrealized loss on derivatives	(29,068)	(35,773)	(8,615)
Earnings (loss) before income taxes	223,134	(95,202)	(8,435)
Income tax (expense) recovery	(63,872)	25,039	4,324
Non-controlling interest	(2,017)	—	—
Net earnings (loss)	$157,245	$(70,163)	$(4,111)
Non-GAAP Adjustments:
Stock-based compensation	726	41,099	2,298
Foreign exchange loss (gain)	40,385	(343)	(369)
Unrealized loss on derivatives	29,068	35,773	8,615
Loss on impairment of Fazenda Nova and sill pillar failure expenses	(613)	3,675	—
Provision for loss on tax credits	(1,951)	—	—
Future income tax expense (recovery) on foreign currency translation of inter corporate debt	14,478	7,825	(4,447)
Internal transaction costs	15,799	—	—
Debt repayment or extinguishment expense	1,957	24,750	—
Non-controlling interest	2,017	—	—
Adjusted earnings before income tax effects	259,111	42,616	1,986
Income tax effect of adjustments	(31,508)	(23,110)	—
Adjusted net earnings (a non-GAAP measure)	$227,603	$19,506	$1,986
Basic earnings (loss) per share	$0.38	$(0.25)	$(0.03)
Diluted earnings (loss) per share	$0.36	$(0.25)	$(0.03)
Adjusted net earnings per share (a non-GAAP measure)	$0.55	$0.07	$0.01

Earnings adjusted for certain non-cash and non-recurring transactions were $227.6 million compared to adjusted net earnings of $19.5 million for the comparative year, representing an increase in adjusted earnings of over 1,000%. The increase in earnings is primarily due to commencement and ramp up of operations at the Chapada Mine.

Adjusted net earnings were $0.55 per share for the year. This compares to adjusted earnings per share of $0.07 for the comparative year, representing an increase of 686% net year over year.

Net earnings for the year were $157.2 million. This compares to a loss of $70.2 million and $4.1 million for the years ended 2006 and 2005, respectively.

Basic earnings per share were $0.38 per share. Diluted earnings per share were $0.36 per share for the year. This compares to a basic and diluted loss per share of $0.25 and $0.03 per share for the years ended December 31, 2006 and 2005, respectively.

The financial position and operating activities of the Company have significantly increased from the prior year and particularly over the quarter as a result of the acquisition of Meridian and Northern Orion.

Revenue for the year was $747.1 million, an increase of 342% over the preceding year. The increase in revenue is attributable to an increase in volume due to production from operations previously under construction, the impact from the acquisition of Meridian and addition of copper sales and an increase in both the gold and copper prices over the prior year.

Revenues for the year included 532,531 ounces of gold and 117 million pounds of payable copper and 1.8 million ounces of silver. The average realized price for the year was $707 per ounce of gold, $3.32 per pound of copper and $14.14 per ounce of silver.

The Company’s average realized gold price during the year of $707 per ounce compares to an average realized price of $613 and $448 per ounce during the years ended December 31, 2006 and 2005. All gold sales were transacted in the spot market. The spot price itself increased 15% relative to the year ended December 31, 2006. The higher gold price positively affected the Company’s revenues. The impact of a higher average gold price on mine operating earnings was partially offset by a strengthening of the Brazilian Real relative to the US Dollar and higher operating costs. Higher local operating costs before the impact of foreign exchange movements were a result of increases in maintenance costs, the price of fuel, the price of power, and other consumables.

The average realized copper price from Chapada was $3.32 per pound for the year which compares to an average spot price of $3.23 per pound for the year.

Mine operating earnings were $384.6 million for the year. This compares to mine operating earnings of $35.1 million for the year ended 2006 and $8.6 million for the year ended 2005. This represents tremendous growth over the past two years resulting from commercial production at the Chapada Mine and São Francisco Mine commencing February 2007 and August 2006, respectively, the acquisition of the Jacobina Mine as of April 6, 2006, the acquisition of the San Andrés Mine as of February 28, 2006 and the acquisition of the El Peñón and Minera Florida Mine as of October 12, 2007.

General and administrative expenses were $68.5 million (2006 - $24.4 million; 2005 - $10.4 million) and include $16 million of non-recurring internal transaction related costs.

The Company recorded an earnings pick-up from its 12.5% interest in the Alumbrera Mine of $3.8 million for the year and the fourth quarter. The earnings pick-up for the year and the quarter was adversely affected by fair value adjustments on inventory as of the date of acquisition. Had the Company not been required to fair value inventory as of the acquisition date, the equity pick-up would have been approximately $10 million net of additional amortization expense of $5.1 million on the excess purchase price.

Cash and short-term investments as at December 31, 2007 were $328.6 million compared to $69.7 million as at December 31, 2006. Working capital as at December 31, 2007 was $177.9 million compared to $76.3 million as at December 31, 2006. The increase in cash and working capital as at December 31, 2007 vis-à-vis the prior year is a result of an increase in operation activities primarily from the Chapada Mine.

Cash flow from operations before changes in non-cash working capital items was $292.8 million for the year compared to $40.2 million and $6.4 million for the comparative years ended December 31, 2006 and 2005, respectively. The increase in cash flow from operations for the twelve months is primarily due to the start-up of operations at the Chapada Mine and the acquisition of El Peñón and Minera Florida mines. Cash flow from operations after changes in non-cash working capital was $293.9 million compared to an outflow of $3.2 million and an inflow of $3.4 million for the years ended 2006 and 2005, respectively.

QUARTERLY FINANCIAL REVIEW

The table below presents selected quarterly financial and operating data:

	December 31,	September 30,	June 30,	March 31,
(Unaudited)	2007	2007	2007	2007
Financial results (in thousands of dollars)
Revenue (i)	$218,598	$199,693	$183,667	$145,133
Mine operating earnings	$76,610	$124,936	$106,659	$76,375
Net earnings for the period	$47,109	$29,950	$52,761	$27,426
Adjusted net earnings (iii)	$35,221	$71,461	$76,429	$47,280
Cash flow from operating activities (after changes in non-cash working capital items)	$145,808	$55,354	$78,851	$13,861
Cash flow from operating activities (before changes in non-cash working capital items)	$28,033	$104,978	$90,905	$68,928
Cash flow to investing activities	$(535,865)	$(75,549)	$(61,375)	$(29,803)
Cash flow from financing activities	$601,434	$(1,273)	$(1,542)	$15,725
Per share financial results
Basic earnings per share	$0.08	$0.08	$0.15	$0.08
Diluted earnings per share	$0.08	$0.08	$0.14	$0.07
Adjusted net earnings per share (iii)	$0.06	$0.20	$0.22	$0.13

Financial Position (in thousands of dollars)
Cash and cash equivalents	$284,894	$66,944	$88,956	$69,808
Total assets	$9,895,924	$2,516,995	$2,407,179	$2,267,075
Total long-term liabilities	$3,469,659	$489,585	$430,303	$384,455
Production
Commercial gold equivalent ounces produced	229,488	131,366	115,843	120,607
Pre-Commercial gold equivalent ounces produced	—	—	—	—
Total gold equivalent ounces produced	229,488	131,366	115,843	120,607
Total gold equivalent ounces produced excluding 12.5% equity interest in Alumbrera	209,092	131,366	115,843	120,607
Pro-forma gold equivalent ounces produced including pre-acquisition production from acquired mines	262,352	267,807	255,250	238,448

Cash costs per gold equivalent ounces produced (ii)	$(9)	$(339)	$(434)	$(105)
Pro-forma cash costs per gold equivalent including pre-acquisition production from acquired mines	$(3)	$—	$—	$—
Co-product cash costs per gold equivalent ounces produced (ii)	$350	$322	$325	$303

Chapada copper contained in concentrate production (millions of lbs)	30.5	33.5	31.5	27.4
Chapada co-product cash costs per lb of copper (ii)	$0.78	$0.71	$0.72	$0.66

Alumbrera (12.5% interest) attributable copper contained in concentrate production (millions of lbs)	11.4	—	—	—
Alumbrera co-product cash costs per lb of copper (ii)	1.42	—	—	—

Chapada concentrate production (tonnes)	51,977	54,628	50,304	44,430
Alumbrera (12.5% interest) attributable concentrate production (tonnes)	20,254	—	—	—
Sales
Gold sales (ounces)	161,753	128,056	120,022	122,699
Gold equivalent sales (ounces)	194,505	128,056	120,022	122,699
Alumbrera attributable gold sales (ounces)	24,553	—	—	—

Chapada payable copper contained in concentrate sales (millions of lbs)	28.4	33.0	31.7	23.9
Chapada concentrate sales (tonnes)	48,677	55,773	56,183	40,615

Alumbrera (12.5% interest payable) attributable copper contained in concentrate sales (millions of lbs)	13	—	—	—
Alumbrera (12.5% interest) attributable concentrate sales (tonnes)	24,790	—	—	—

Average realized gold price per ounce (i)	$795	$686	$660	$645
Chapada average realized copper price per lb (excluding derivative contracts)	$3.19	$3.54	$3.59	$2.81

	December 31,	September 30,	June 30,	March 31,
(Unaudited)	2006	2006	2006	2006
Financial results (in thousands of dollars)
Revenue (i)	$59,951	$50,299	$41,882	$17,074
Mine operating earnings	$8,904	$9,492	$11,482	$5,178
Net earnings for the period	$6,141	$(12,085)	$(58,312)	$(5,907)
Adjusted net earnings (iii)	$504	$4,690	$13,146	$4,886
Cash flow from operating activities (after changes in non-cash working capital items)	$3,901	$(22,319)	$15,311	$(108)
Cash flow from operating activities (before changes in non-cash working capital items)	$2,655	$14,603	$15,051	$7,862
Cash flow from investing activities	$(10,785)	$(50,663)	$(57,180)	$(60,401)
Cash flow from financing activities	$3,452	$1,368	$87,822	$5,270

Per share financial results
Basic earnings per share	$0.02	$(0.04)	$(0.21)	$(0.03)
Diluted earnings per share	$0.02	$(0.04)	$(0.21)	$(0.03)
Adjusted net earnings per share (iii)	$—	$0.02	$0.05	$0.03

Financial Position (in thousands of dollars)
Cash and cash equivalents	$69,680	$70,733	$142,347	$96,394
Total assets	$2,181,192	$1,433,890	$1,448,069	$529,954
Total long-term liabilities	$387,401	$181,535	$186,389	$134,426
Production (iv)
Commercial gold equivalent ounces produced	104,563	79,912	64,966	34,019
Pre-Commercial gold equivalent ounces produced	7,881	8,869	12,194	1,187
Total gold equivalent ounces produced	112,444	88,781	77,160	35,206
Pro-forma gold equivalent ounces produced including pre-acquisition production from acquired mines	—	—	—	68,167

Cash costs per gold equivalent ounces produced (ii)	$321	$337	$332	$290
Co-product cash costs per gold equivalent ounces produced (ii)	$321	$337	$332	$290

Copper contained in concentrate production (millions of lbs)	N/A	N/A	N/A	N/A
Co-product cash costs per lb of copper (ii)	N/A	N/A	N/A	N/A

Concentrate production (tonnes)	N/A	N/A	N/A	N/A
Sales
Gold sales (ounces)	97,240	82,602	67,180	30,920
Pre-commercial gold sales (ounces)	19,739	—	—	—
Total gold sales (ounces) (i)	116,979	82,602	67,180	30,920

Gold equivalent sales (ounces)	97,240	82,602	67,180	30,920

Copper contained in concentrate sales (millions of lbs)	N/A	N/A	N/A	N/A
Concentrate sales (tonnes)	N/A	N/A	N/A	N/A

N/A - Not Applicable

(i)   Revenues consist of sales net of sales taxes. Revenue per ounce data is calculated based on gross sales.

(ii)  During commercial production.

(iii) A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis of Operations and Financial Condition.

(iv) Gold equivalent ounces include silver ounces converted to gold on a ratio of 55:1 for 2007.

The following table presents a summarized Statement of Operations for the Company’s most recently completed and comparative quarter:

	For the Three Months Ended
	December 31,	December 31,
(in thousands of dollars)	2007	2006
Revenues	$218,598	$59,951
Cost of sales	(107,885)	(36,193)
Depreciation, amortization and depletion	(32,276)	(14,708)
Accretion of asset retirement obligations	(1,827)	(146)
Mine operating earnings	76,610	8,904

Expenses
General and administrative and other expenses	(37,692)	(10,610)
Other losses	(14,339)	(12,264)
Operating earnings (loss)	24,579	(13,970)
Other business income	(11,203)	(393)
Unrealized gain on derivatives	50,417	1,229
Earnings (loss) before income taxes	63,793	(13,134)
Income tax (expense) recovery	(14,667)	19,275
Non-controlling interest	(2,017)	—
Net earnings (loss)	$47,109	$6,141

Non-GAAP Adjustments:
Stock-based compensation	28	2,798
Foreign exchange gain	33,359	5,790
Unrealized gain on derivatives	(50,417)	(1,229)
(Recovery) loss on impairment of Fazenda Nova and sill pillar failure expenses	(13,783)	3,675
Recovery of loss on tax credits	(4,931)	—
Future income tax expense (recovery) on foreign currency translation of inter corporate debt	1,197	6,439
Internal transaction costs	15,799	—
Debt repayment or extinguishment expense	1,957	—
Non-controlling interest	2,017	—
Adjusted earnings (loss) before income tax effects	32,335	23,614

Income tax effect of adjustments	2,886	(23,110)
Adjusted net earnings (a non-GAAP measure)	$35,221	$504
Basic earnings (loss) per share	$0.08	$0.02
Diluted earnings (loss) per share	$0.08	$0.02
Adjusted net earnings per share (a non-GAAP measure)	$0.06	$0.00

Consolidated net earnings for the quarter ended December 31, 2007 were $47.1 million. This compares to $6.1 million for the quarter ended December 31, 2006.

Adjusted earnings for the fourth quarter were $35.2 million or $0.06 per share which compares to $0.5 million or $Nil per share for the comparative quarter of the prior year.

Revenues for the fourth quarter were $218.6 million. This compares to $60 million for the comparative quarter ended December 31, 2006. Revenues for the quarter include the sale of gold, copper concentrate, zinc concentrate and silver. Revenues for the fourth quarter increased from that of the third quarter despite a decrease in the copper price over the period. The increase in revenues is mainly due to a 15% increase in the price of gold per ounce and the impact of Meridian operations during the fourth quarter. The copper spot price decreased by 6% to an average of $3.28 for the quarter from the third quarter. Additionally, revenues include fair value adjustments on receivables from the sale of concentrate. These receivables are valued at forward market prices on the expected date that final sales prices will be fixed until final settlement occurs. Changes in the fair value are recorded in revenue. From September 30, 2007 to December 31, 2007 there was a 16% decrease in the forward prices used in these fair value calculations. This was mitigated by a mark-to-market gain on the copper hedge book of approximately $50.4 million. Subsequent to the period end, the spot price of copper increased by approximately 25%. The Company has realized a gain of $9.2 million in final pricing adjustments subsequent to the quarter end in respect to concentrate receivables outstanding as at December 31, 2007. Additionally, it estimates further positive pricing adjustments of approximately $20.5 million if copper and gold prices remain at current levels of approximately $3.78 per pound and $980 per ounce, respectively. This compares to $2.95 per pound of copper and $785 per ounce of gold used in the fair value valuation of the receivables outstanding as at December 31, 2007 and still subject to final pricing.

Revenues for the quarter ended December 31, 2007 included sales of 161,753 ounces of gold, 28.4 million pounds of copper and 1.8 million ounces of silver. The average realized price for the quarter was $795 per ounce of gold, $3.19 per pound of copper and $14.14 per ounce of silver.

The Company’s average net realized gold price during the quarter of $795 per ounce represented an increase of 16% over the third quarter. The average copper price realized during the quarter was $3.19 per pound compared to $3.54 per pound during the third quarter, a decrease of 10% quarter over quarter.

Mine operating earnings for the quarter were $76.6 million compared to $8.9 million for the quarter ended December 31, 2006 and to $124.9 million for the third quarter. Mine operating earnings for the quarter were highly affected by the decline in the copper price over the fourth quarter.

Depletion and amortization for the quarter was $32.3 million of which $11.3 million represents amortization of the excess purchase price in respect to the acquisition of Meridian.

Cash flow from operations before changes in non-cash working capital items was $28 million for the quarter ended December 31, 2007 compared to $2.7 million for the comparative quarter ended December 31, 2006. Cash flow from operations after changes in non-cash working capital items was $145.8 million compared to $3.9 million for the comparative quarter ended December 31, 2006.

General and administrative expenses for the quarter ended December 31, 2007 were $37.7 million and include internal transaction costs of $15.8 million which are non-recurring in nature.

Accretion for the Company’s asset retirement obligations for the quarter ended December 31, 2007 was $1.8 million. This compares to $0.1 million for the quarter ended December 31, 2006.

6.              MINES AND DEVELOPMENT PROJECTS

OVERVIEW OF ANNUAL OPERATING RESULTS

Production from all mines on a full year basis was 1 million gold equivalent ounces including pre-acquisition production.

For 2007, the Company produced 576,908 ounces of gold equivalent excluding production from its equity interest from the Alumbrera Mine and pre-acquisition production from other acquired mines. Total production including Alumbrera was 597,304 gold equivalent ounces. This compares to total production of 313,591 ounces during fiscal 2006 and production of 115,572 ounces during fiscal 2005.

Copper production for the year was 122.9 million pounds from the Chapada Mine. Additionally, 11.4 million pounds of copper were produced from Alumbrera attributable to Yamana. The Company did not have any copper production during the comparative years ended December 31, 2006 and 2005.

Average cash costs for the year were $(182) (net of by-product credits) per ounce of gold equivalent including Alumbrera. This compares to cash costs of $326 per ounce for the year ended December 31, 2006 and $289 per ounce for the comparative year ended December 31, 2005.

Co-product cash costs per pound of copper were $0.72 for the year from Chapada. Co-product cash costs for the year including Yamana’s interest in the Alumbrera Mine were $0.79 per pound.

The following table summarizes post acquisition production by mine attributable to Yamana for the fiscal year 2007:

		Total Gold			Total
		Equivalent	Total Gold	Total Copper	Concentrate	Cash costs per	Co-product
		Production	Equivalent	Production	Production	Gold Equivalent	Cash costs
		(oz.)	Sales (oz.)	(millions of lbs)	(tonnes)	ounce	per lb of Copper
Chapada	2007	178,125	168,135	122.9	201,339	$(1,360)	$0.72
	2006	7,881	—	4.5	10,278	$—	$—
	2005	—	—	—	—	$—	$—
El Peñón (i)	2007	77,340	74,582	—	—	$265	$—
	2006	—	—	—	—	$—	$—
	2005	—	—	—	—	$—	$—
São Francisco	2007	104,764	104,672	—	—	$373	$—
	2006	80,128	75,290	—	—	$295	$—
	2005	4,843	4,050	—	—	$—	$—
Jacobina	2007	54,076	54,458	—	—	$541	$—
	2006	62,534	64,102	—	—	$327	$—
	2005	—	—	—	—	$—	$—
San Andrés	2007	51,538	53,692	—	—	$410	$—
	2006	56,792	54,484	—	—	$342	$—
	2005	—	—	—	—	$—	$—
Fazenda Brasileiro	2007	87,969	86,959	—	—	$388	$—
	2006	76,413	75,321	—	—	$350	$—
	2005	74,570	72,074	—	—	$320	$—
Fazenda Nova	2007	6,925	8,712	—	—	$551	$—
	2006	29,843	28,484	—	—	$294	$—
	2005	36,159	36,392	—	—	$208	$—
Minera Florida (i)	2007	12,788	11,107	—	—	$243	$—
	2006	—	—	—	—	$—	$—
	2005	—	—	—	—	$—	$—
Rossi (40% interest) (i)	2007	3,383	2,965	—	—	$469	$—
	2006	—	—	—	—	$—	$—
	2005	—	—	—	—	$—	$—
Total before equity interest	2007	576,908	565,282	122.9	201,339	$(155)	$0.72
	2006	313,591	297,681	4.5	10,278	$326	$—
	2005	115,572	112,516	—	—	$289	$—
Alumbrera (12.5% interest) (i)	2007	20,396	24,553	11.4	20,254	$(816)	$1.42
	2006	—	—	—	—	$—	$—
	2005	—	—	—	—	$—	$—

Total	2007	597,304	589,835	134.3	221,593	$(182)	$0.79
	2006	313,591	297,681	4.5	10,278	$326	$—
	2005	115,572	112,516	—	—	$289	$—

(i)	Production statistics in the above table exclude pre-acquisition production.
(ii)	A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

Proven and probable reserves were 17.9 million ounces of contained gold, 182 million ounces of contained silver and 11.4 billion pounds of contained copper as of December 31, 2007 based on a gold price of $550-$575 per ounce, a silver price of $10.75 per ounce and a copper price of $1.75 per pound. This represents an increase of approximately 11.1 million ounces of gold or 163% from the prior year.

PRODUCTION IN 2007: GOLD EQUIVALENT OUNCES BY MINE

(INCLUDING PRE-ACQUISITION PRODUCTION)

ATTRIBUTABLE PRODUCTION IN 2007: GOLD EQUIVALENT OUNCES BY MINE

Inventory as at December 31, 2007 was $97.6 million compared to $51.3 million as at December 31, 2006. Inventory increased as a result of the acquisitions and ramp-up of recently constructed mines.

OVERVIEW OF QUARTERLY OPERATING RESULTS

Total production for the fourth quarter was 262,352 gold equivalent ounces including Yamana’s proportionate interest in production from the Alumbrera Mine. Production attributable to Yamana for the quarter was 229,488 gold equivalent ounces at cash costs of $(9) per gold equivalent ounces.

Copper production for the quarter ended December 31, 2007 was 30.5 million pounds from the Chapada Mine. Additionally, 11.4 million pounds of copper were produced from Alumbrera attributable to Yamana. The Company did not have any copper commercial production during the years ended December 31, 2006 and 2005.

Co-product cash costs per pound of copper were $0.78 for the quarter from the Chapada Mine. Co-product cash costs per pound of copper for the quarter including Yamana’s interest in the Alumbrera Mine were $0.97 per pound.

Average cash costs after by-product credits for the quarter were $(9) per GEO.

The following table summarizes post acquisition production statistics attributable to Yamana by quarter for 2007:

		Total Gold			Total
		Equivalent	Total Gold	Total Copper	Concentrate	Cash costs per	Co-product
		Production	Equivalent	Production	Production	Gold Equivalent	Cash costs
		(oz.)	Sales (oz.)	(millions of lbs)	(tonnes)	ounce	per lb of Copper
Chapada	Q4	45,428	38,852	30.5	51,977	$(969)	$0.78
	Q3	49,716	48,133	33.5	54,628	$(1,560)	$0.71
	Q2	44,027	47,427	31.5	50,304	$(1,789)	$0.72
	Q1	38,954	33,723	27.4	44,430	$(1,077)	$0.66
El Peñón (i)	Q4	77,340	74,582	—	—	$265	$—
	Q3	—	—	—	—	$—	$—
	Q2	—	—	—	—	$—	$—
	Q1	—	—	—	—	$—	$—
São Francisco	Q4	21,244	21,056	—	—	$455	$—
	Q3	27,271	23,114	—	—	$390	$—
	Q2	24,988	25,622	—	—	$340	$—
	Q1	31,261	34,880	—	—	$328	$—
Jacobina	Q4	18,264	19,996	—	—	$626	$—
	Q3	17,289	15,335	—	—	$544	$—
	Q2	11,447	9,451	—	—	$448	$—
	Q1	7,076	9,676	—	—	$470	$—
San Andrés	Q4	8,139	7,719	—	—	$648	$—
	Q3	12,506	12,798	—	—	$346	$—
	Q2	13,941	14,826	—	—	$391	$—
	Q1	16,952	18,349	—	—	$359	$—
Fazenda Brasileiro	Q4	22,506	18,228	—	—	$460	$—
	Q3	24,086	26,940	—	—	$351	$—
	Q2	19,060	20,992	—	—	$418	$—
	Q1	22,317	20,799	—	—	$330	$—
Fazenda Nova	Q4	—	—	—	—	$—	$—
	Q3	498	1,736	—	—	$368	$—
	Q2	2,380	1,704	—	—	$589	$—
	Q1	4,047	5,272	—	—	$551	$—
Minera Florida (i)	Q4	12,788	11,107	—	—	$243	$—
	Q3	—	—	—	—	$—	$—
	Q2	—	—	—	—	$—	$—
	Q1	—	—	—	—	$—	$—
Rossi (40% interest)(i)	Q4	3,383	2,965	—	—	$469	$—
	Q3	—	—	—	—	$—	$—
	Q2	—	—	—	—	$—	$—
	Q1	—	—	—	—	$—	$—

Total before equity interest	Q4	209,092	194,506	30.5	51,977	$86	$0.78
	Q3	131,366	128,056	33.5	54,628	$(339)	$0.71
	Q2	115,843	120,022	31.5	50,304	$(434)	$0.72
Alumbrera (12.5% interest) (i)	Q1	120,607	122,699	27.4	44,430	$(105)	$0.66
	Q4	20,396	24,553	11.4	20,254	$(816)	$1.42
	Q3	—	—	—	—	$—	$—
	Q2	—	—	—	—	$—	$—
	Q1	—	—	—	—	$—	$—

Total	Q4	229,488	219,058	41.9	72,231	$(9)	$0.97
	Q3	131,366	128,056	33.5	54,628	$(339)	$0.71
	Q2	115,843	120,022	31.5	50,304	$(434)	$0.72
	Q1	120,607	122,699	27.4	44,430	$(105)	$0.66

(i)	Production statistics in the above table exclude pre-acquisition production (October 12, 2007).
(ii)	A cautionary note regarding non-GAAP measures is included in this Management’s Discussion and Analysis.

PRODUCTION IN THE FOURTH QUARTER 2007: GOLD EQUIVALENT OUNCES BY MINE

(INCLUDING PRE-ACQUISITION PRODUCTION)

ATTRIBUTABLE PRODUCTION IN THE FOURTH QUARTER 2007: GOLD EQUIVALENT OUNCES BY MINE

CHAPADA MINE

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Concentrate (tonnes)	51,977	201,339	—	—
Pre-commercial production (tonnes)	—	—	10,278	—

Gold contained in concentrate production (ounces)	45,428	178,125	—	—
Pre-commercial production (ounces)	—	—	7,881	—

Copper contained in concentrate (millions of lbs)	30.5	122.9	—	—
Pre-commercial production (millions of lbs)	—	—	4.5	—

Cash costs per ounce produced	$(969)	$(1,360)	$—	—
Co-product cash costs per oz of gold produced	$285	$218	$—	—
Co-product cash costs per lb of copper produced	$0.78	$0.72	$—	—

Ore mined (tonnes)	5,750,458	18,651,162	877,197	—
Ore processed (tonnes)	3,057,178	12,693,868	825,586	—

Ore grade Gold (g/t)	0.63	0.60	—	—
Ore grade Copper (%)	0.51	0.50	—	—

Concentrate grade - gold (g/t)	27.2	27.6	—	—
Concentrate grade - copper (%)	26.6	27.7	—	—

Gold recovery rate (%)	73.0	73.0	—	—
Copper recovery rate (%)	89.3	87.8	—	—

Sales
Concentrate (tonnes)	48,677	201,248	—	—
Payable gold contained in concentrate (ounces)	38,852	168,135	—	—
Payable copper contained in concentrate (millions of lbs)	28.4	117.0	—	—

Chapada is the Company’s flagship operation, located in the state of Goiás, Brazil. The Chapada Mine and processing facilities were constructed in less than two years following receipt of a positive feasibility study in June 2004 and the start of construction in November 2004. The processing of ore at Chapada began in late November 2006 and the mine has been operating above design specifications since start-up of operations.

The commissioning of the Chapada Mine occurred over a short period of time given the size and complexity of the plant. Ore was first processed through the plant in November 2006 and the Company declared commercial production on February 11, 2007. The original design and operational results to date show the promise of expanding mill throughput to over 16 million tonnes per year of mill feed. The Company expects to optimize the mill and increase throughput.

Chapada produced a total of 178,125 ounces of gold contained in concentrate and 122.9 million pounds of copper contained in concentrate during the year. Average cash costs on a net of by-product basis were $(1,360) per ounce.

Production of gold contained in concentrate for the fourth quarter was 45,427 ounces. Additionally, a total of 30.5 million pounds of copper contained in concentrate were produced during the fourth quarter. Total gold and copper production was down approximately 9% from that of the third quarter with tonnage down approximately 5% quarter over quarter.

Average cash costs were $(969) per ounce on a by-product basis for the fourth quarter. This compares to $(1,560) per ounce for the third quarter. The increase in cash costs is a function of the lower copper by-product credits and a 6% strengthening of the Real vis-à-vis the third quarter.

Total revenue for the quarter net of sales taxes, treatment and refining costs during the quarter was $85.7 million and $455.2 million on a year-to-date basis. Associated transportation costs were approximately $11.8 million and $37.0 million for the respective periods. As at December 31, 2007, the Company had receivables in the amount of $57.2 million in respect of concentrate sales.

Mine operating earnings for the quarter from the Chapada Mine were $41.9 million. This compares to $112.7 million during the third quarter. Mine operating earnings decreased from the third quarter as copper prices declined over the period. Revenues include mark-to-market adjustments on concentrate receivables. The copper forward price used to calculate the mark-to-market adjustment as at December 31, 2007 was 16% lower than that used as at September 30, 2007 representing a decrease of approximately $36 million in revenues for the quarter. Additionally, gross sales were down approximately $26 million due to the decrease in the average spot price of copper and lower production levels.

Depreciation, amortization and depletion expenses were approximately $127 per ounce and $88 per ounce of gold for the quarter and year ended, respectively.

Chapada Pyrite Marketing Study

The Company has also completed a sulphuric acid market study which was undertaken following the scoping study for its pyrite project at the Chapada mine. The objective of the market study was to determine the availability of a local market for sulphuric acid and the appropriate pricing to use in a feasibility study for the project.

The original scoping study was released in May 2007 and concluded that additional gold and copper, along with sulphuric acid, could be recovered from the pyrite concentrate taken from the tailings of the principal operations at Chapada. By treating approximately 580,000 tonnes per year of concentrate, approximately 560,000 tonnes of sulphuric acid could be generated for sale annually. Over the life of the mine, approximately 10.6 million tonnes of acid would be produced and an additional 320,000 ounces of gold and 94 million pounds of copper would be recovered based on current reserves at Chapada.

Yamana assumed commodity prices of $70 per tonne of sulphuric acid, $1.50 per pound of copper and $600 per ounce of gold in its initial scoping study relating to the Chapada pyrite project. At these prices, the 5% discounted cash flow value for the project was $276 million. Other parameters for the project were as follows (in millions):

Direct Costs:	$151.0
Indirect Costs:	17.5
Contingency:	26.3
Total Capital Costs:	$194.8
Annual Operating Costs:	$7.9	(approximately $14.00 per tonne of acid)

Current spot prices of sulphuric acid have reached levels of $250-$300 per tonne.

Given the continued favourable economics for the project, Yamana is now moving forward with this project expecting to install or joint venture the installation of the pyrite concentrate and sulphuric acid plant.

EL PEÑÓN

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Gold production (ounces)	44,965	44,965	—	—
Gold equivalent (ounces)	77,340	77,340

Cash costs per ounce produced (GEO)	$265	$265	—	—

Ore mined (tonnes)	189,885	189,885	—	—

Ore Grade (g/t)	7.92	7.92	—	—

Ore Recovery rate (%)	93.7	93.7	—	—

Sales
Gold sales (ounces)	43,005	43,005	—	—
GEO sales (ounces)	74,582	74,582	—	—
Silver sales (ounces)	1,736,704	1,736,704	—	—

El Peñón was acquired through the Company’s acquisition of Meridian in October 2007. Production statistics in the above table represent Yamana’s attributable production.

El Peñón is located in northern Chile producing gold and silver.

During the twelve month period, El Peñón produced a total of 383,448 gold equivalent ounces which compares to 346,509 ounces of gold equivalent in 2006, an increase of 11% year over year.

The average ore grade was 7.92 g/t on production of 44,965 ounces of gold attributable to Yamana which is consistent to that of the 2006 fiscal year.

Recovery rates averaged 94% on gold production attributable to Yamana which compares to 95% during the 2006 fiscal year.

Depreciation, depletion and amortization expenses for the quarter were approximately $192 per ounce of gold equivalent.

Continued developments at the El Peñón mine are expected to result in increased production to approximately 500,000 GEO per year by the third quarter of 2008, growing to approximately 600,000 GEO per year by the end of 2009.

The Company has developed a mine plan which includes processing of ore increasing to a sustainable level of approximately 3,500 tonnes per day by the third quarter of 2008, increasing production to 500,000 GEO per year and to approximately 5,000 tonnes per day by the end of 2009 as a result of improvements in mine development and processing. Continuing exploration activities particularly in the North Block area suggest that sufficient ore will be available to sustain a throughput increase to 5,000 tonnes per day. In addition, existing resources and an historical 80% conversion rate of reserves to resources at El Peñón support the Company’s view that production can be increased initially to 500,000 GEO per year and then to 600,000 GEO per year for a sustainable period of 10 years.

Additional developments include the upgrade of equipment and improvements in mine production and efficiency.

SÃO FRANCISCO MINE

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Commercial Gold production (ounces)	21,244	104,764	57,878	—
Pre-commercial Gold production (ounces)	—	—	22,250	4,843
Total Gold production (ounces)	21,244	104,764	80,128	4,843

Cash costs per ounce produced	$455	$373	$295	—

Ore mined (tonnes)	1,758,933	7,566,871	2,372,101	—

Ore Grade (g/t)	0.47	0.54	0.67	—

Full Recovery rate (%)	77	77	77	—
Ore Recovery rate (%)	82.0	79.2	51.7	—

Sales
Gold sales (ounces)	21,056	104,672	55,551	—
Pre-commercial gold sales (ounces)	—	—	19,739	4,050
Total gold sales (ounces)	21,056	104,672	75,290	4,050

São Francisco declared commercial production effective August 1, 2006.

The Company plans to concentrate on upgrading the large indicated and inferred resource to reserves to extend the mine life beyond the current life of mine during 2008. The Company will also be studying the potential for underground mining to access deeper ore resources. Improvements in mining and ore processing are expected to result in increased production beginning in 2008.

A total of 21,244 ounces of gold were produced from the São Francisco Mine during the quarter. This compares to production of 37,089 ounces of gold during the comparative quarter ended December 31, 2006 and 27,271 ounces produced during the third quarter of 2007. On a full year basis the mine produced 104,764 ounces of gold.

Full year production at São Francisco was lower than previously forecast due to continued mining and processing of lower than planned grade material. Mineralized material which had previously been considered waste is being put on the leach pads for processing. While this means that production in the short-term was lower it also means that total ore reserves are higher thus extending the mine life. It also accounts for costs being higher than previously forecast.

A total of 5.8 million tonnes of ore were mined during the quarter, an increase of 3.7 million tonnes from the preceding quarter. Waste removal is now under contract to reduce waste removal costs and allow the Company to concentrate on operations and grade control.

Average cash costs for the year were $373 per ounce. Average cash costs for the quarter were $455 per ounce compared to $390 per ounce for the third quarter, an increase of 17%. The increase in cash costs was principally the result of a decrease in grade. Grade in the quarter was 22% lower than the prior quarter because of the rainy season. Due to a higher than expected volume of rain, the extraction of deeper higher grade ore was postponed to a less rainy period as the drainage of deeper ore is more complex and has associated higher costs if performed during the rainy season.

In March 2007, a currency hedge was put in place to manage the Company’s exposure to increases in costs at the São Francisco Mine due to fluctuations in the R$-US$ exchange rate. This hedge continues to help improve cash costs and will provide protection against a strengthening Brazilian Real. A total of R71.2 million are under open contracts through 2010 relating to São Francisco costs. These contracts fix the exchange rate at an average of 2.2997 Real to the US Dollar.

The recovery rate is a calculation of gold recovered divided by the gold placed on the heap leach pads. The calculation does not take into account the six month leach cycle at São Francisco and the future amounts of gold to be recovered. As the calculation does not take these effects into consideration, it is not representative of the extraction rate of ore loaded onto the pads for the full extraction cycle. The current spent leach recovery rate for depleted leach pads is 77%, approximately at feasibility study levels.

Mine operating earnings for the quarter and for the year ended December 31, 2007 were $1.0 million and $16.9 million, respectively. Mine operating earnings decreased from the third quarter as production was lower and costs were higher.

Depreciation, depletion and amortization expenses for the quarter ended December 31, 2007 were approximately $123 per ounce of gold and $86 per ounce for the year end.

JACOBINA

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Gold production (ounces)	18,264	54,076	62,534	—

Cash costs per ounce produced	$626	$541	$327	—

Ore mined (tonnes)	355,170	1,044,312	1,102,188	—
Ore processed (tonnes)	354,660	1,040,174	1,094,143	—

Ore Grade (g/t)	1.69	1.71	1.91	—

Ore Recovery rate (%)	94.8	94.8	94.2	—

Sales
Gold sales (ounces)	19,996	54,458	64,102	—

Jacobina was initially acquired through the Company’s acquisition of Desert Sun Mining.

Production for the year was down 13.5% due to a sill pillar failure in the first quarter. Production for the fourth quarter was 18,265 ounces of gold which compares to 17,289 ounces during the third quarter, an increase of 5.6%.

Cash costs increased by 15% from the third quarter to $626 per ounce. On a full year basis cash costs have increased 65% from that of the previous year. The increase in cash costs is mainly due to a 12% decrease in grade year over year and a 6% decrease in grade quarter over quarter. Additionally, costs during the fourth quarter were affected by a strengthening Real quarter over quarter of 7%.

The Company recorded a non-recurring loss from non-production costs during business interruption of $13.2 million year-to-date as a result of sill pillar failures. The Company has agreed to a settlement with the insurance company of approximately $14.0 million which has been booked in the quarter ended December 31, 2007. Further recoveries are expected in the second quarter of 2008. This will be booked at the time the Company and the insurance company settle the claim.

Expansion at the Jacobina Mine is underway to increase throughput capacity from 8,500 tonnes per day by the end of 2008 and 10,000 tonnes per day in 2011.

Expenditures for the year on the expansion were $27.6 million. Total capital expenditures for the expansion is estimated at $64.6 million.

Ore grade is expected to increase in 2008 to over 2 grams per tonne as ore from Carnivieras is fed to the mill. Ore feed from Carnivieras is expected at 600,000 tonnes in 2008.

Depreciation, depletion and amortization expenses for the quarter ended December 31, 2007 were approximately $166 per ounce of gold and $194 per ounce for the year end.

GUALCAMAYO PROJECT

Construction at Gualcamayo continues. Total construction expenditures for the year were $27.3 million of which $18.2 million was spent during the fourth quarter. An additional $37.9 million was spent during the year on fixed assets, exploration and feasibility related expenditures. Yamana expects construction to be completed in the third quarter of 2008. The Company expects to spend an additional $141 million in capital expenditure on the construction of Gualcamayo in 2008.

To date, the Company has committed approximately $147.6 million or approximately 80% of capital expenditures. The permanent camp is 98% completed and installation of mobile crushing is completed. Procurement of electrical material and the mechanical assembly of the plant commenced in February. The chemical laboratory is under construction. Mine pre-development and leach pad area preparation is underway and detailed engineering is 40% complete.

During the quarter ended December 31, 2007, the Company made a positive construction decision for the main Quebrada Del Diablo (QDD) deposit which is the first of three mining opportunities encompassed within the Company’s Gualcamayo project in San Juan, Argentina. The construction decision is based on the results of a positive feasibility study for the QDD deposit and on the formal approval of the Gualcamayo Environmental Assessment report in August 2007.

Additionally, the Company received a scoping study for the Amelia Inés and Magdalena (AIM) deposits. The QDD and AIM deposits together with the QDD Lower West Zone comprise the Gualcamayo project. A feasibility study update for QDD Lower West was released in March 2008, and will be followed by a full feasibility study by the end of 2008. Mine development work at the Amelia Inés and Magdalena satellite deposits is expected to begin in the second half of 2008, with production start-up targeted for mid-2009.

Planned production from all three main areas of mineralization combined is expected to be approximately 300,000 ounces of gold per year beginning in late 2010 when production from QDD Lower West begins for the balance of the initial ten-year mine life at Gualcamayo.

Equipment with extended delivery dates has been purchased including mining equipment, crushers, conveyors and electrical power supply components. Contracts have been awarded for critical construction activities including power line installation, earthworks, tunneling and ore pass construction. Several activities were undertaken during the exploration phase that will enable more rapid ramp-up of construction. Expansion of the camp site is well advanced, site and mining access roads are in place, tunnels constructed for exploration will serve for permanent operations conveyor galleries, and excavations in the mining area will permit more rapid advance of pre-stripping.

MINERA FLORIDA

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Gold production (ounces)	10,694	10,694	—	—
Gold equivalent (ounces)	12,788	12,788

Cash costs per ounce produced (GEO)	$243	$243	—	—

Ore mined (tonnes)	74,307	74,307	—	—

Ore Grade (g/t)	5.28	5.28	—	—

Ore Recovery rate (%)	81.7	81.7	—	—

Sales
Gold sales (ounces)	9,824	9,824	—	—
GEO sales (ounces)	11,107	11,107	—	—
Silver sales (ounces)	70,564	70,564	—	—

Minera Florida is an underground mine located in the Alhue mining district of Chile. The mine was acquired through the Company’s acquisition of Meridian in 2007 and the above table represents the Company’s attributable production.

On a full year basis, the mine produced a total of 68,297 ounces of gold equivalent. Yamana’s attributable production was 12,788 gold equivalent ounces at an average cash cost of $243 per gold equivalent ounce. Detailed comparable data for 2006 does not exist because Minera Florida was at that time purchased from a private company. Historically, the mine has produced approximately 70,000 ounces of gold per year at an average cash cost of $200 per ounce.

In addition, the mine produced 601 tonnes of zinc attributable to Yamana. On a year-to-date basis, the mine produced a total of 3,452 tonnes of zinc which compares to 1,921 produced in 2006 attributable to Meridian. The average grade for zinc was 1.22% and the average recovery rate was 71% for the quarter.

Depreciation, depletion and amortization expenses for the quarter were approximately $267 per ounce of gold equivalent.

The Company continues to advance its mine and mill expansion at Minera Florida which is expected to increase milling capacity to over 65,000 tonnes per month and annual gold equivalent production to over 120,000 ounces by 2009.

SAN ANDRÉS

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Gold production (ounces)	8,139	51,538	56,792	—

Cash costs per ounce produced	$648	$410	$342	—

Ore mined (tonnes)	427,470	2,608,051	3,159,294	—

Ore Grade (g/t)	0.51	0.58	0.66	—

Full Recovery rate (%)	84	84	85	—
Ore Recovery rate (%)	115.3	105.7	85.6	—

Sales
Gold sales (ounces)	7,719	53,692	54,484	—

Operating earnings for the mine for the year were $14.4 million (2006 - $8.4 million).

A total of 51,538 ounces of gold were produced at the mine during the year of which 8,139 were produced during the fourth quarter. Production for the fourth quarter was lower than that of the third quarter as a result of lower grade.

Cash costs for the quarter were $648 per ounce, an increase of 87.22% from that of the third quarter. The increase in costs was mainly due to an increase in tonnage mined during the fourth quarter, and a reduction in grade and a 15% increase in the cost per tonne. Average cash costs for 2007 were $410 per ounce.

Ore grade was 0.51 g/t, representing a 26% decrease in grade from the third quarter.

Yearly production was affected by the rainy season and community disruptions which prevented mine workers access to the mine for approximately 23 days during the year. The Company reached an agreement with the local community that provides for an approximate investment of $3.0 million over the next 3-4 years that will enhance facilities and infrastructure in the nearby towns. The Company does not foresee future disruptions and is working with the local community to resolve all issues. Tonnes mined and ounces produced were back to normalized levels in October.

There is an indicated resource of 790,000 contained ounces (40.6 million tonnes at 0.61g/t) outside of the current pit limits. This resource was outlined as a result of drilling efforts following the acquisition of San Andrés in 2006. The Company plans to complete metallurgical test-work and a study to determine the economics and feasibility of employing dump leaching to mine this material. This has the potential to significantly increase the mine life and increase annual production at the San Andrés Mine. The Company has received a permit for an additional lift to the existing heap leach pads, as well as a horizontal leach pad permit which is expected to add five years to the mine life and allow planned production to increase to over 100,000 ounces per year for approximately ten years.

The new mining act is currently under review by the Mining Congress Commission of Honduras, and has not yet been adopted. The Company continues to work co-operatively with the government for the development of the new law.

Depreciation, depletion and amortization expenses for the quarter ended December 31, 2007 were approximately $45 per ounce of gold and $47 per ounce for the year.

FAZENDA BRASILEIRO MINE

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Gold production (ounces)	22,506	87,969	76,413	74,570

Cash costs per ounce produced	$460	$388	$350	$320

Ore mined (tonnes)	418,841	1,198,709	977,478	1,088,675

Ore Grade (g/t)	2.73	2.81	2.63	2.44

Ore Recovery rate (%)	94.3	94.3	92.0	89.3

Sales
Gold sales (ounces)	18,228	86,959	75,321	72,074

The Fazenda Brasileiro Mine was originally acquired in August 2003 with 2.5 years of remaining reserve life. The objective for the Fazenda Brasileiro Mine is to add resources and convert existing resources into reserves thereby increasing the life of the mine.

Current reserve and resource estimates support an additional 4 to 6 years of mine life at production levels of approximately
85-95,000 ounces in 2009 and 95,000-100,000 ounces per year in 2010. Fazenda Brasileiro has a history of more than replacing ounces mined.

Production for the fourth quarter was down 7% from that of the third quarter mainly due to a 9% decline in the ore grade. Cash costs for the quarter were higher than that of the third quarter mainly due to a 1% decrease in recovery rate and a 7% decline in production.

On a year-to-date basis the mine produced a total of 87,969 ounces of gold at average cash costs of $388 per ounce. This compares to a total of 76,413 ounces of gold produced in 2006 at an average cash cost of $350 per ounce.

Depreciation, depletion and amortization expenses for the quarter ended December 31, 2007 were approximately $75 per ounce of gold and $93 per ounce for the year.

ROSSI

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Gold production (ounces)	3,288	3,288	—	—
Gold equivalent (ounces)	3,383	3,383

Cash costs per ounce produced (GEO)	$469	$469	—	—

Ore mined (tonnes)	11,365	11,365	—	—

Ore Grade (g/t)	11.40	11.40	—	—

Ore Recovery rate (%)	86.2	86.2	—	—

Sales
GEO sales (ounces)	2,965	2,965	—	—

The Company holds a 40% interest in a joint venture with Barrick Gold Corporation (“Barrick”) for the Rossi property in Nevada acquired through the acquisition of Meridian. The above table represents the Company’s attributable production.

For the full year, the mine produced a total of 11,820 ounces of gold equivalent. Commercial production began in the first quarter of 2007.

All exploration, development and operations are carried out by Barrick and funded on a proportional basis under the joint venture agreement. Yamana’s share of net earnings for the quarter was $10,000.

Depletion, depreciation and amortization expenses approximately $314 per gold equivalent ounce for the quarter with attributable earnings to Yamana.

FAZENDA NOVA MINE

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Commercial Gold production (ounces)	—	6,925	29,843	28,780
Pre-commercial Gold production (ounces)	—	—	—	7,379
Total Gold production (ounces)	—	6,925	29,843	36,159

Cash costs per ounce produced	$—	$551	$294	$208

Ore mined (tonnes)	—	424,396	1,726,374	1,568,239

Ore Grade (g/t)	—	0.48	0.66	0.87

Ore Recovery rate (%)	—	90.0	82.1	81.0

Sales
Gold sales (ounces)	—	8,712	28,484	31,698
Pre-commercial gold sales (ounces)	—	—	—	4,694
Total gold sales (ounces)	—	8,712	28,484	36,392

Fazenda Nova ceased mining in May 2007 and is currently under reclamation.

ALUMBRERA MINE (12.5% INTEREST)

	Three months ended		Years ended
	December 31,	December 31,	December 31,	December 31,
Operating Statistics	2007	2007	2006	2005
Production
Concentrate (tonnes)	20,254	20,254	—	—

Gold contained in concentrate (ounces)	17,017	17,017	—	—
Gold doré (ounces)	3,379	3,379
Total gold produced	20,396	20,396
Copper contained in concentrate (millions of lbs)	11.4	11.4	—	—

Cash costs per ounce produced	$(816)	$(816)	—	—

Co-product cash costs per oz of gold produced	$285	$285	—	—
Co-product cash costs per lb of copper produced	$1.42	$1.42	—	—

Ore mined (tonnes)	734,984	734,984	—	—
Ore processed (tonnes)	1,033,544	1,033,544	—	—

Ore grade Gold (g/t)	0.77	0.77	—	—
Ore grade Copper (%)	0.58	0.58	—	—

Concentrate grade - gold (g/t)	26.5	26.5	—	—
Concentrate grade - copper (%)	25.6%	25.6%	—	—

Gold recovery rate	80.1%	80.1%	—	—
Copper recovery rate	85.7%	85.7%	—	—

Sales
Concentrate (tonnes)	24,790	24,790	—	—

Gold sales - doré (ounces)	4,469	4,469
Payable gold contained in concentrate (ounces)	20,085	20,084	—	—
Total gold sales (ounces)	24,553	24,553
Payable copper contained in concentrate (millions of lbs)	13.0	13.0	—	—

Yamana’s interest in the Alumbrera Mine was acquired through its acquisition of Northern Orion. The preliminary purchase price allocation values Yamana’s interest in Alumbrera at $256.2 million. The Company has recognized an additional expense of $5.1 million in amortization on the excess purchase price. The following table reconciles the equity interest in Alumbrera as at December 31, 2007:

Acquisition of investment	$256,177
Equity in earnings	8,961
Amortization of excess purchase price	(5,141)
Cash distributions received	(19,375)
$240,622

Alumbrera produced a total of 615,100 ounces of gold and 364.9 million pounds of copper contained in concentrate over the twelve month period ending December 31, 2007 of which 12.5% represents 76,895 ounces of gold and 45.6 million pounds of copper.

7.     NON-GAAP MEASURES

The Company has included certain non-GAAP measures including cash cost per ounce data, adjusted net earnings (loss) and adjusted net earnings (loss) per share to supplement its financial statements, which are presented in accordance with Canadian GAAP and US GAAP. Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information andshould not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

The Company has included cash cost per ounce information data because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flow for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flow. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under Canadian GAAP. Cash costs are calculated on a by-product and co-product basis. Cash costs are determined in accordance with the Gold Institute’s Production Cost Standard. By-product cash costs are computed by deducting from operating cash costs by-product revenues. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals based on an estimated or assumed ratio. The following table provides a reconciliation of cost of sales per the financial statements and cash cost per ounce:

	In thousands of dollars			Dollar per gold equivalent ounce
	2007	2006	2005	2007	2006	2005
Cost of sales	$287,640	$100,004	$30,371	$482	$353	$294

Adjustments:
Copper by-product credits	(357,650)	—	—	(599)	—	—
Royalties	(463)	(683)	—	(1)	(2)	—
Non-controlling interest	(4,650)	—	—	(8)	—	—
Impact of equity interest in Alumbrera (12.5%)	(20,043)	—	—	(34)	—	—
Non-cash adjustments	(13,535)	(6,913)	(506)	(23)	(24)	(5)
Total cash cost (i)	$(108,700)	$92,408	$28,865	$(182)	$326	$289

(i) Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

The Company uses the financial measures “adjusted net income (loss)” and “adjusted earnings (loss) per share” to supplement information in its consolidated financial statements. The presentation of adjusted measures are not meant to be a substitute for net earnings (loss) or net earnings (loss) per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted net earnings (loss) and adjusted net earnings (loss) per share are calculated as net earnings excluding (a) stock options expense, (b) foreign exchange loss, (c) future income tax expense (recovery) on the translation of foreign currency inter corporate debt, (d) unrealized gains (losses) on commodity contracts, (e) debt repayment expense, (f) impairment losses, (g) non-controlling interest and (h) internal transaction costs. The terms “adjusted net earnings (loss)” and “adjusted net earnings (loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of adjusted net earnings (loss) and adjusted net earnings (loss) per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of adjusted net earnings (loss) and adjusted net earnings (loss) per share, which are otherwise included in the determination of net earnings (loss) and net earnings (loss) per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period to period profitability.

The Company uses the financial measure “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flow from operations before changes in non-cash working capital is not meant to be a substitute for cash flow from operations or cash flow from operating activities presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Cash flow from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities. The terms “cash flow from operations before changes in non-cash working capital” or “cash flow from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items is a better indication of the Company’s cash flow from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flow.

8.                      LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as at December 31, 2007 were $284.9 million compared to $69.7 million as at December 31, 2006. Factors that could impact on the Company’s liquidity are monitored regularly and include the market price of gold and copper, production levels, operating cash costs, capital costs and exploration expenditures.

Cash on hand at the end of the year increased significantly from that of the prior year. Most significant cash transactions include the following:

•             $416.7 million net cash outflow on the acquisition of Meridian and Northern Orion and net loan proceeds of $630 million for the acquisition of Meridian.

•             Net cash outflow of $51.5 million (excluding the cash flows in respect to the acquisition of Meridian and Northern Orion) for the year from operating, financing and investing activities excluding the impact of the movement in foreign exchange rate on cash on hand during the year.

Working capital was $177.9 million as at December 31, 2007. This compares to working capital of $76.3 million as at December 31, 2006. The increase in working capital is a result of an increase in operation activities primarily from the Chapada Mine.

Receivables at the end of the year were $81.8 million of which $57.2 million represented receivables in respect to concentrate sales of which $51.8 million had been collected subsequent to the year end. Copper concentrate sales are made in accordance with certain smelter off-take agreements whereby provisional payments of approximately 90% are received within 1 to 4 weeks after shipping. Final assays and payment related to these sales are received approximately 2 to 3 months thereafter.

Gold sales are made at spot prices and receivables are settled in approximately 3 to 5 days.

OPERATING CASH FLOW

Cash flow generated from operations before changes in non-cash working capital items for the year was $292.8 million compared to $40.2 million and $6.4 million for the years ended December 31, 2006 and 2005, respectively. Changes in non-cash working capital items for the year were a cash inflow of $1.0 million (2006 - outflow of $43.4 million; 2005 - outflow of $3 million).

Cash flow from operations for the year includes approximately one quarter’s cash flows from the El Peñón, Minera Florida and Rossi mines and from the Chapada Mine since commencement of commercial production.

Cash inflow from operations after taking into effect changes in working capital items for the year was $293.9 million. This compares to an outflow of $3.2 million and inflow of $3.4 million for the year ended 2006 and 2005, respectively.

FINANCING ACTIVITIES

Cash inflows from financing activities for the year ended December 31, 2007 were $614.3 million compared to $97.9 million in 2006 and included the following:

•             net proceeds of long-term debt of $601 million;

•             $37.9 million from the exercise of options and warrants; and

•             dividends paid of $17.2 million.

In October 2007, the Company drew-down on available credit facilities in the amount of $281.1 million to help finance the acquisition of Meridian and Northern Orion. Subsequent to the draw-down, the Company had made principal repayments of $51.1 million and interest payments of $8.9 million.

The credit facility is comprised of a $400 million non-revolving term facility and a $300 million revolving credit facility, for a total credit facility of $700 million. The availability of the facility was conditional upon the acquisition of 50% of the issued and outstanding common shares of Meridian. This condition was met in October 2007 (Refer to Section “Business Acquisitions”).

Each of the $400 million and $300 million credit facilities are secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependent on the Company’s debt to EBITDA ratio. The effective interest rate at December 31, 2007 was 6.01% and 5.74% on the non-revolving credit facility and revolving credit facility respectively.

INVESTING ACTIVITIES

Cash outflow from investing activities were $702.6 million (2006 - $179 million) for the year of which approximately $416.7 million or 59.3% of the total outflow related to the acquisition of Meridian and Northern Orion.

Additionally, cash outflow from investing activities included expenditures on property, plant and equipment, mineral properties and construction of $273.2 million (2006 - $219.3 million). Cash flows from investing activities for the prior years consisted mainly of expenditures in respect to the construction of Chapada and São Francisco.

The following is a summary of capital expenditures by mine for the fourth quarter and for the years ended December 31, 2007 and 2006:

	Three months
	ended	Years ended
	December 31,	December 31,	December 31,
(in thousands of dollars)	2007	2007	2006
Chapada	$12,273	$38,864	$142,809
El Peñón	15,280	15,280	—
São Francisco	3,109	17,551	27,959
Gualcamayo	35,126	65,278	3,570
Jacobina	24,841	72,027	20,602
San Andrés	4,800	7,500	4,034
Fazenda Brasileiro	6,261	15,114	14,455
Minera Florida	7,200	7,200	—
São Vicente	12,871	17,504	2,846
Rossi	1,397	1,397	—
Agua Rica	3,372	3,372	—
Mercedes	2,718	2,718	—
Pilar	3,393	4,605	1,162
Other	3,161	4,742	1,864
	$135,802	$273,152	$219,301

9.                      CAPITALIZATION

Shareholders’ equity as at December 31, 2007 was $5.9 billion compared to $1.7 billion as at December 31, 2006.

The following table sets out the common shares, warrants and options outstanding as at December 31, 2007:

	2007
	Actual outstanding as at	Weighted average	Weighted
(in thousands)	December 31, 2007	year-to-date (i)	average Q4 (i)
Common shares	668,417	415,232	598,317
Warrants	46,897	11,314	22,167
Options	17,184	5,371	6,948
Total	732,498	431,917	627,432

(i) The weighted average number of shares excludes anti-dilutive options and warrants.

Of the total number of warrants outstanding, approximately 41.6 million warrants are publicly traded with an average weighted exercise price of C$5.45.

Of the total options and warrants outstanding as at December 31, 2007 approximately 59.2 million were in the money at an average exercise price of C$6.25 as at March 1, 2008. If exercised this would bring an additional C$370 million into treasury.

SHARE CAPITAL

As at December 31, 2007, the Company had 668.4 million (December 31, 2006 - 344.6 million; December 31, 2005 - 191.3 million) common shares outstanding. The weighted average shares outstanding for the fiscal year ended December 31, 2007 was 415.2 million common shares.

The Company issued a total of 323.8 million common shares during the year, 226.4 million shares in connection with the acquisition of Meridian, 83.7 million shares in connection with the acquisition of Northern Orion, 2.4 million in connection with the acquisition of Viceroy Exploration Ltd., and an additional 10.5 million common shares in respect to the exercise of stock options, warrants and compensation.

WARRANTS

As at December 31, 2007, the Company had a total of 46.9 million (December 2006 - 16.9 million; December 31, 2005 - 5.3 million) share purchase warrants outstanding. Expiry dates on share purchase warrants range from May 2008 to May 2011, and exercise prices range from C$3.68 to C$19.08. All outstanding warrants were exercisable at an average weighted exercise price of C$6.91 per share (December 2006 - C$8.66 per share; December 31, 2005 - C$4.43 per share). The weighted average remaining life of warrants outstanding was 1.2 years (December 31, 2006 - 2.6 years; December 31, 2005 - 3.9 years).

During 2007, the Company issued 30.7 million warrants, related to warrants outstanding in the companies that were acquired.

Upon the acquisition of Desert Sun and Northern Orion the Company acquired publicly held warrants with the following terms:

(i)          The YRI.wt.a warrants have an exercise price of C$2.50. On exercise the holder would receive 0.6 of a Yamana share or the equivalent of C$4.17 for one whole Yamana common share. These warrants expire on November 20, 2008. These relate to previously existing warrants of Desert Sun Mining.

(ii)      The YRI.wt.b warrants have an exercise price of C$2.00. On exercise the holder would receive 0.543 of a Yamana share or the equivalent of C$3.68 for one whole Yamana common share. These warrants expire on May 29, 2008. These relate to previously existing A warrants of Northern Orion.

(iii)  The YRI.wt.c warrants have an exercise price of C$6.00. On exercise the holder would receive 0.543 of a Yamana share or the equivalent of C$11.05 for one whole Yamana common share. These warrants expire on February 17, 2010. These relate to previously existing B warrants of Northern Orion.

STOCK OPTIONS AND SHARE INCENTIVE PLAN

A significant contributing factor to the Company’s future success is its ability to attract and maintain qualified and competent people. To accomplish this, the Company has adopted a Share Incentive Plan designed to advance the interests of the Company by encouraging employees, officers and directors, and consultants to have equity participation in the Company through the acquisition of common shares. The Company did not grant any options during the current fiscal year. A total of 18.3 million stock options were granted during the comparative period ended December 31, 2006, 2.8 million stock options were granted during the period ended December 31, 2005.

The Company expensed a total of $0.4 million related to compensation on vested options during the year. A total of $38.5 million was charged to operations as stock-based compensation in 2006 with an off-setting credit to contributed surplus in respect to the options issued under the Share Incentive Plan during the year.

In 2007, a total of 7.8 million options were exercised. A total of 9.9 million (December 31, 2005 - 1.5 million) stock options under the Share Incentive Plan were exercised during 2006.

A total of 17.2 million (December 31, 2006 - 16.1 million; December 31, 2005 - 7.95 million) stock options were outstanding as at December 31, 2007 of which all were exercisable (December 31, 2006 - 15.9 million; December 31, 2005 - 7.95 million). Stock options outstanding as at December 31, 2007 had a weighted average exercise price of C$8.08 per share (December 31, 2006 - C$7.27; December 31, 2005 - C$2.67 per share) and a weighted average life of 2.96 years (December 31, 2006 - 4.55 years; December 31, 2005 -8.16 years).

10.               GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses were $68.5 million for the year ended December 31, 2007. This compares to general and administrative expenses of $24.4 million in 2006 and $10.4 million for 2005.

General and administrative expenses were higher for 2007 as it includes non-recurring transaction costs of $16 million and reflects Yamana’s growing operations.

The Company expects ongoing general and administrative expenses to be in the range of $65 - $70 million per annum.

11.               FOREIGN EXCHANGE

In 2007, the Company recognized a foreign exchange loss of $40.4 million. This compares to a foreign exchange gain of $0.3 million and $0.4 million for the comparative years ended December 31, 2006 and 2005, respectively.

The Company translates non US Dollar monetary items at period end rates and recognizes the gain or loss on translation in the period. As such, an unrealized foreign exchange gain is recognized during periods when the Canadian Dollar and/or the Real appreciate vis-à-vis the US Dollar on a net monetary asset position and an unrealized foreign exchange loss is recognized when the Canadian Dollar and/or Real appreciate vis-à-vis the US Dollar on a net monetary liability position.

The Cdn-US Dollar exchange rate as at December 31, 2007 was 0.9913 compared to an exchange rate as at December 31, 2006 of 1.1653 (1.163 as at December 31, 2005).

During the quarter ended December 31, 2007 the Company recognized a non-recurring realized foreign exchange loss of $27 million on the conversion of long-term debt from Canadian dollars to US dollars.

The Real-US Dollar exchange rate as at December 31, 2007 was 1.7844 compared to 2.138 as at December 31, 2006 (2.3407 as at December 31, 2005). This represents an increase in the value of the Real of 17% during 2007.

The Company’s revenues are denominated in US dollars. However, the Company’s mine operating expenses are incurred predominantly in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent in Canadian dollars, US dollars and Honduras Lempiras. Accordingly, fluctuations in the exchange rates could significantly impact the results of operations.

The Company entered into certain hedge contracts where the value of the Real has been fixed against the US Dollar. These hedges are further described in Section 16.

12.               INVESTMENTS AND INVESTMENT INCOME

INTEREST INCOME AND EXPENSES

Interest income was $11.5 million for the year compared to $5.3 million and $4.0 million for the comparative periods ended December 31, 2006 and 2005, respectively. The increase in interest income from the prior year is mainly due to higher available cash balances earning interest.

Interest and financing expenses were $22.0 million for the year compared to $28.9 million and $94,000 for the comparative periods ended December 31, 2006 and 2005, respectively. Interest expenses for the year is comparable to that of the prior year and includes interest expenses on the credit facilities as of October 2007 and the write-off of certain deferred financing charges.

LONG-TERM INVESTMENTS

The Company acquired third party-sponsored asset backed commercial paper (“ABCP”), Agency Bonds, Corporate Bonds and Auction Rate Securities through its acquisition of Meridian and Northern Orion. These securities have been classified as long-term investments on the financial statements due to market conditions and the uncertain nature of recoverability. The Company recognized a fair value adjustment of $22 million as of the date of acquisition. This represents an approximate 50% discount below par values. There has been no significant change in the value of these investments since the date of acquisition.

In August 2007, the Canadian ABCP market experienced liquidity problems. A consortium representing banks, asset providers and major investors agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). On December 23, 2007, the Pan Canadian Committee (the “Committee”), which was formed to oversee the proposed restructuring process of the ABCP, approved an agreement in principle to restructure the ABCP issued by the 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading. Under the Committee proposal, all of the ABCP will be converted into term floating rate notes which better match the duration of the underlying assets.

The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible- ABCP supported primarily by U.S. subprime mortgage assets. The approval of the restructuring is subject to a vote by all investors, and the Committee expects that the restructuring will close by March 31, 2008.

At December 31, 2007, the Company held $15.1 million of ABCP, which, using the Committee’s categorizations, was classified as Synthetic. The Company has classified its ABCP as long-term investments as there is no assurance that these assets will be restructured to mature within the next twelve months and would be presented as an investing activity in the consolidated statement of cash flows. The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, estimated restructuring fees, and estimated renegotiated maturity dates. Due to the estimates inherent in the calculation, the fair value of the investments may change materially in the future. As a result of the valuation, the Company has recorded a write-down of $7.5 million on the ABCP, which has been reflected in the value of the ABCP at the date of acquisition of Northern Orion at October 13, 2007.

Auction rate securities are generally long-term debt instruments that provide liquidity through an auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism generally allows investors to rollover their holdings and continue to own their respective securities or liquidate their holds by selling the securities at par value. However, in the second half of 2007, certain auction rate securities failed to auction because the amount of securities submitted for sale has exceeded the amount of purchase orders. Accordingly, the Company still holds these long-term securities and is due interest at a higher rate than similar securities for which auctions have cleared. The Company’s investment in ARS continues to be classified as Moody’s AAA and AA2, including those that have been subject to failure. The ARS have prospects of the creation of a secondary trading market although the ultimate outcome is currently uncertain.

Based on valuation models and an analysis of other impairment factors, the Company has recorded an impairment of $14.6 million on the ARS with an original par value of $30.1 million. This impairment has been reflected in the value of the ARS recorded on acquisition of Meridian at October 12, 2007. Due to the uncertainty with respect to the liquidity of the investments, the Company has classified these securities as non-current at December 31, 2007, and any change in the value would be presented as an investing activity in the statement of cash flows.

13.               INCOME TAXES

The Company recorded an income tax expense of $63.9 million for the year. This compares to a tax recovery of $25 million for 2006 and a tax recovery of $4.3 million for 2005. The current year income tax provision mainly reflects a current income tax expense of $79.4 million and a future income tax recovery of $15.5 million. This compares to a current income tax expense of $6.0 million and $0.1 million for 2005 and a future tax recovery of $31.1 million for 2006 and a $4.4 million recovery for 2005. The expense reflects the current taxes incurred in our Brazilian mines that came online during the year as well as the current taxes from our newly acquired Chilean mines. The expense is reduced by the recognition of tax losses available to be used against future income taxes payable in Canada and in Brazil.

The consolidated balance sheet reflects recoverable tax installments in the amount of $23.3 million and an income tax liability of $56.3 million. Additionally, the balance sheet reflects a future income tax asset of $132.7 million and a future income tax liability of $2.7 billion. A total of $2.2 billion liability was recorded on the step-up to fair market on the net assets acquired on business acquisitions of Meridian and Northern Orion.

The Company has exposure to foreign exchange fluctuations in Brazil. As the Real strengthened by 17% throughout the year vis-à-vis the US Dollar, from a rate of 2.138 as at December 31, 2006 to a rate of 1.7713 as at December 31, 2007, a future income tax expense of approximately $30.4 million arose in Brazil on the revaluation of US Dollar denominated inter-corporate debt. This debt is eliminated on consolidation.

The income tax expense reported from period to period will vary period to period depending on the foreign currency exchange rate then in effect. However, the income tax is payable only if the inter-corporate debt is repaid and as such, as that debt may never be repaid, the income tax expense may never be paid. The amount of the tax liability will depend on the foreign exchange rate in effect at the time that the inter-corporate debt is repaid.

Additionally, approximately $56.5 million of tax losses are available for carry-forward in Canada. The Company expects to use these losses against future income taxes payable that will arise from inter-corporate interest income. Canada also has approximately $120 million in unrealized foreign exchange losses on the inter-company and third party debt due to the strengthening of the Canadian Dollar vis-à-vis the US Dollar.

The Company’s combined Canadian federal and provincial statutory tax rate was 36.12% (December 31, 2006 - 36.12%; December 31, 2005 - 36.12%). There are a number of factors that will affect the Company’s effective tax rate including the proportion of income earned in each jurisdiction, different tax rates in the non-recognition of tax assets, foreign currency gains and losses and changes in tax rates. As a result, the Company’s effective tax rate may fluctuate from period to period. A reconciliation of the Company’s statutory rate to the actual provision is provided in Note 22 to the consolidated financial statements.

14.               CLOSURE AND RECLAMATION COSTS

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

Accretion charged to 2007 earnings was $3.1 million compared to $0.6 million and $0.4 million for the years ended December 31, 2006 and December 31, 2005, respectively.

Reclamation expenditures during the year were $4.7 million compared to $0.4 million and $0.3 million during the years ended December 31, 2006 and 2005, respectively. These expenditures were mainly comprised of the reclamation project at the Fazenda Nova Mine.

The Company accrues reclamation and closure costs at their fair value. Fair value is determined as the discounted future cash expenditures. Significant management judgments and estimates are made when estimating reclamation and closure costs. Reclamation and closure costs are estimated based on the Company’s interpretation of current regulatory requirements and are amortized over the life of each mine on a unit-of-production basis.

15.               CONTRACTUAL COMMITMENTS

The Company is contractually committed to the following as at December 31, 2007 (in thousands of dollars):

Year	2008	2009	2010	2011	2012	Thereafter	Total
Mine operating/ construction and service contracts and other:	$193,577	$115,559	$28,854	$18,699	$7,683	$6,218	$370,590
Long-term debt principal repayments (i)	84,211	84,211	84,211	84,211	293,156	—	630,000
	$277,788	$199,770	$113,065	$102,910	$300,839	$6,218	$1,000,590

(i)  Excludes interest expense.

16.               CURRENCY HEDGING

The Company has entered into forward contracts to hedge against the risk of an increase in the value of the Real versus the US Dollar with respect to a portion of the expected Real expenditures. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly purchases beginning in February 2007 through to February 2010. Of the amount hedged approximately 77.5 million Reais has been settled to date.

The currency hedge has been accounted for as a cash flow hedge with the effective portion of the hedge of $1.4 million and $18.9 million for the quarter and twelve months ended December 31, 2007 respectively credited to other comprehensive income and the ineffective portion of $2.3 million debited and $1.1 million debited to the quarter and twelve months ended December 31, 2007 respectively to earnings.

17.     COMMODITY HEDGING PROGRAM

In 2005, the Company implemented a copper hedging program that was intended to secure an accelerated pay back and to protect future earnings and cash flows. The payback at Chapada was one year. Hedging copper also provides further leverage to gold prices and increases the impact of gold on the Company’s unhedged revenue.

This program includes a combination of forward and call option contracts intended to economically hedge against the risk of declining copper prices for a portion of forecast copper concentrate sales. This copper economic hedging program provides a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

During the third quarter of 2007, the Company entered into additional copper forward contracts intended to hedge copper prices at a weighted average forward price of $2.97 per pound of copper on a total of 124.9 million pounds of copper for 2008, 2009 and 2010 ($3.33 for 2008, $3.00 for 2009 and $2.67 for 2010) and $2.37 per pound of copper on a total of 35 million pounds of copper for 2011.

Since Chapada produces a concentrate of copper and gold which is sold in concentrate form, under accounting rules, hedge accounting may not be possible, however, the Company has concluded that the above mentioned financial instruments provide an effective means for the Company to manage metal price risk and enable business planning with greater certainty. In accordance with the accounting rules changes in the fair value of the financial instruments will be reflected in current earnings from period to period. This will result in fluctuations in net earnings from period to period until such time the contracts are closed. The unrealized mark-to-market gain (loss) represents the value on notional cancellation of these contracts based on market values as at December 31, 2007 and does not represent an economic obligation for the Company nor does it represent an estimate of future gains or losses.

The Company recorded a mark-to-market gain of $48.4 million and a loss of $30.3 million for the quarter and twelve month period ended December 31, 2007 respectively (quarter December 31, 2006 – $1.2 million gain, full year December 31, 2006 – $35.8 million loss) in respect to these commodity contracts. The Company has a total of 159.9 million pounds under open contracts as at December 31, 2007.

Through its acquisition of Meridian, the Company acquired forward sales commitments for the physical sale of silver ounces. Under this agreement, the Company is committed to selling in each of 2008 and 2009, 230,000 ounces of silver at a fixed price of $13.13 per ounce and an additional 110,000 ounces for each of 2008 and 2009 at a minimum price of $13.13 per ounce. The fair value of the contract is being recognized over the term of the contract. The fair value of these instruments as at December 31, 2007 is a loss of approximately $0.9 million.

Additionally, the Company acquired zinc forward contracts on the acquisition of Meridian. The Company is recording unrealized mark-to-market gains and losses on these contracts. During the quarter and the twelve months ended December 31, 2007, the Company recognized a gain of $1.8 million in respect to these forward contracts. A total of 3,600 tonnes of zinc were under open contracts as at December 31, 2007. Contracts have an average price of $2,860 per tonne and expire December 2009.

18.               INTEREST RATE HEDGING

During the quarter ended December 31, 2007, the Company entered into a total of $550 million interest rate swap agreements to convert a floating rate credit facility to a fixed rate over a 5 year period. These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. Of the amount hedged the Company has not settled any portion of the notional amount at December 31, 2007.

The interest rate hedge has been accounted for as cash flow hedge with the effective portion of the hedge fair value of $8.3 million loss for the quarter and twelve months ended December 31, 2007 recorded to other comprehensive income.

19.               CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(i)          The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineracao e Commercio Ltda (“JMC”). The Company estimates this contingency to be $22.9 million which has been accrued as at December 31, 2007.

(ii)      In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the claimant. The claimant alleges that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. While the Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is unlikely to be successful, the outcome is not certain. A statement of defense to the claim has been filed and evidence in the case has been produced. A judgment on the merits by the court of first instance is pending. There is no assurance that the Company will be wholly successful in defending against the claims. If the Company is not successful or is only partially successful in the defense, there is no assurance that the claimant will not seek to increase the amount of the claim and the amount of damages is uncertain.

20.               OFF-BALANCE SHEET ARRANGEMENTS

On acquisition of Meridian, the Company acquired silver forward contracts that meet the definition of an off-balance sheet arrangement and are described in Section 17 “Commodity Hedging Program” and in Note 3 “Financial Instruments” of the Consolidated Financial Statements for the period ended December 31, 2007.

The Company does not have any other material off-balance sheet arrangements.

All items that meet the definition of off-balance sheet arrangements are disclosed in the notes to the Financial Statements.

21.               GOLD AND COPPER MARKETS

For the quarter and year ended December 31, 2007, spot gold prices averaged $782 and $695 per ounce, respectively. This represents an increase of 15.1% from the prior year and an increase of 29.5% from the fourth quarter of the prior year.

The Company’s gold is sold at spot prices in world markets. The Company’s revenue and profitability is highly dependent on spot gold prices. Gold prices continue to be supported by positive market fundamentals. Decreased mine supply, steady investment and physical demand, lower central bank selling and increased producer de-hedging are all driving prices. As well, gold’s appeal as an inflation and U.S. dollar hedge have continued to underpin higher gold prices in the near-term. Due to these continuing factors, the Company expects gold prices to remain well supported in the near to mid-term although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

For the quarter and year ended December 31, 2007, spot copper prices averaged $3.28 and $3.23 per pound, respectively. Copper prices declined approximately 6% from that of the third quarter. Spot prices have subsequently increased approximately 25% since the year end. The rising copper price during the current commodity cycle has been driven by several factors including rising demand underpinned by strong Chinese consumption, inadequate industry-wide mine production growth, low exchange-traded and consumer inventory levels, supply disruptions and growing investment demand. The Company expects that the aforementioned factors will continue to support copper prices for the foreseeable future although the market has been displaying a high degree of volatility, which is expected to continue in the near term.

22.  RESERVE ESTIMATES

The figures for reserves and resources are determined in accordance with National Instrument 43-101, issued by the Canadian Securities Administrators. This National Instrument lays out the standards of disclosure for mineral projects including rules relating to the determination of mineral reserves and resources. This includes a requirement that a “qualified person” (as defined under the NI 43-101) supervise the preparation of the reserve reports. The Company’s reserve reports are prepared and reviewed by Evandro Cintra, Vice-President Technical Services, who is a “qualified person”.

Proven and probable reserves were 17.9 million ounces of contained gold (December 31, 2006 - 6.8 million), 182 million ounces of contained silver and 11.4 billion pounds of contained copper as of December 31, 2007 based on a gold price of $550-$575 per ounce, a silver price of $10.75 per ounce and a copper price of $1.75 per pound. This represents an increase of approximately 11.1 million ounces of gold or 163% from the prior year.

The primary changes in proven and probable reserves were:

Increase in contained ounces
(000’s)
Acquisition of Agua Rica	5,771
Acquisition of El Peñón	1,931
Gualcamayo	1,771
Acquisition of Alumbrera (12.5%)	683
Acquisition of Minera Florida (Alhue)	602
C1 Santa Luz	364
San Andrés	242

Reserves as at December 31, 2007 were estimated using a gold price of $550-$575 (except for São Vicente -$427 per ounce) per ounce compared to $425-$475 per ounce used to calculate reserve estimates as at December 31, 2006.

	Gold price per oz/price per lb
Mine/Project	2007	2006	2005
Jacobina	$575	$475	$—
San Andrés	$575	$450	$—
Fazenda Brasileiro	$575	$450	$425
Chapada	$575 / $1.75	$450 / $1.10	$425 / $1.00
São Francisco	$575	$450	$425
São Vicente	$428	$428	$425
Fazenda Nova	$575	$550	$500
C1 Santa Luz	$575	$425	$425
Ernesto	$575	$450	$450
El Peñón	$575	$—	$—
Gualcamayo	$575	$—	$—
Pilar	$575	$—	$—
Amancaya	$550	$—	$—
Alhue	$575	$—	$—

A total of 9.1 million proven and probable contained gold ounces were acquired vis-à-vis the acquisition of Meridian and Northern Orion.

Proven and probable reserves for Chapada were 2.4 million contained ounces and 2.7 billion pounds of contained copper. This compares to 2.5 million ounces of contained gold ounces and 2.31 billion pounds of contained copper as at December 31, 2006. Current resource estimates include 504,000 contained gold ounces of measured and indicated resources plus an additional 1.1 million contained gold ounces of inferred resources. Contained copper resources include 581 million pounds of measured and indicated resources plus an additional 1.3 billion of inferred resources. A 19 year mine life is contemplated for Chapada.

Proven and probable reserves for the São Francisco Mine were 1.2 million contained ounces which compares to 1.4 million contained ounces as at December 31, 2006. Current resource estimates include 828,000 ounces of measured and indicated resources plus an addition of 937,000 ounces of inferred resources.

The Company was successful in replacing reserves at Fazenda Brasileiro Mine. The year end proven and probable reserves as at December 31, 2007 were 264,000 contained ounces of gold. This compares to 254,900 ounces as at December 31, 2006, a moderate increase of 9,000 contained ounces. Total measured and indicated resources at year end were 177,000 contained ounces which compares to 434,900 contained ounces as at December 31, 2006.

The C1 Santa Luz Project contains 920,000 contained ounces of proven and probable reserves as at December 31, 2007, representing an increase of 364,000 ounces from the prior year. Additionally, C1 Santa Luz resource estimates (including reserves) include 1.1 million (2006 -1.04 million) ounces of measured and indicated resources plus 208,000 ounces (2006 - 402,100 ounces) of inferred resources.

Proven and probable reserves at San Andrés were 741,000 of contained gold ounces which compares to 499,400 ounces as at December 31, 2006.

Jacobina reserves were slightly higher than the prior year at 1.2 million contained ounces of gold. Measured and indicated resources were 1.3 million ounces (2006 - 2.1 million ounces) plus an additional 692,000 ounces of inferred resources.

Additionally, the Company had 181.9 million ounces of contained silver as at December 31, 2007 from the El Peñón, Minera Florida and San Andrés mines and the Agua Rica project.

It should be noted that reserves and resources are estimates only. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation.

Fluctuations in gold and copper prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate. The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of mineral reserves and mineral resources, or of the Company’s ability to extract these mineral reserves, could have a material adverse effect on the Company’s results of operations and financial condition. Depreciation and amortization using the units-of-production would be impacted by a change in reserves/resources.

Complete information relating to reserves and resources indicating tonnage and grade for the various mines and projects is contained in a complete resource and reserve table accompanying this annual report.

23.  EXPLORATION AND DEVELOPMENT

Yamana continues to actively explore its exploration targets around existing mines and additional regional exploration targets located on four major greenstone belts in South America. The Company spent $40.9 million during the year on exploration programs. This compares to $15.4 million during the comparative year ended December 31, 2006. Yamana’s newly acquired company, Meridian, spent $26.6 million during the year prior to acquisition. The summary that follows summarizes key initiatives and highlights from the exploration program at Yamana.

The Company has allocated approximately $42 million in 2008 for budget exploration which will be funded by operating cash flows. The 2008 exploration program includes El Peñón, Mercedes, Pilar de Goiás and Minera Florida.

GUALCAMAYO, ARGENTINA

AIM Mineral Resources Update

The Company received a scoping study for the Amelia Inés and Magdalena (AIM) deposits. The QDD and AIM deposits together with the QDD Lower West Zone comprise the Gualcamayo project.

A resource estimate for QDD Lower West at Gualcamayo in Argentina (which is the third area of mineralization) is expected by end of March 2008 and a corresponding full feasibility study by the end of 2008. Yamana has made a positive construction decision to begin mine development work at the AIM mine in the second half of 2008. Production from AIM is expected to begin in mid-2009. Based on further metallurgical test work and ore type, Yamana has concluded that the AIM material contains higher sulphide content than originally contemplated in the scoping study. The scoping study assumed a 70% recovery rate through heap leaching and present information suggests that it would be approximately 50%. However, based on metallurgical test work managed by Hatch Ingenieros y Consultores Limitada (Hatch), recovery through milling of the high-grade material at AIM would have a potential recovery of 80% or better. Based on Hatch’s current work to update the scoping study and testwork to date indicating a 50% gold recovery rate for AIM ore, Yamana has concluded it is feasible to develop the project and accordingly intends to begin mine development activities in the second half of 2008 to begin operations in 2009. Hatch has recommended that in the meantime, an optimization study should be conducted to combine ore from QDD Lower West and AIM which would be processed through milling. Yamana is in the process of purchasing a mill with a capacity of 4,000 tpd for this purpose.

Yamana estimates the mining costs for AIM to be $28.2 million including pre-stripping and equipment, and processing costs previously estimated in the scoping study to be approximately $9 million are now expected to be approximately $13 million. With a recovery rate of 50% for AIM from heap leaching, Yamana expects cash costs excluding the 5% export tax would be approximately $330 per ounce. With the expected recovery rate of more than 80% at AIM from milling, based on metallurgical testwork done to date, the combination of QDD and AIM is expected to result in cash costs of approximately $290 to $310 per ounce over the life of mine, not including the 5% export tax. The initial estimate of cash costs in the scoping study was $270 per ounce and the difference is mainly due to increases in consumable costs, fuel, energy costs and mine site costs. Recovery of gold from QDD Lower West is expected to be more than 90% given its grade and high level of free gold which should maintain these cash costs. Metallurgical testwork at QDD Lower West is continuing.

C1 SANTA LUZ

C1 Santa Luz is planned as a conventional open pit mine with throughput of 2.5 million tonnes per year or 6,800 tonnes per day. Processing will be done through a conventional CIL flotation circuit. Average annual gold production is estimated at approximately 103,000 ounces. The first full year of production is expected to be approximately 120,000 ounces and planned production is expected to commence in early 2010.

Total measured and indicated resources for the project based on drilling results as of December 2007 are 45.5 million tonnes at an average grade of 1.57 g/t gold, containing approximately 2.3 million ounces of gold and additionally an inferred resource of 4.8 million tonnes a grade of 1.4 g/t gold, containing 0.2 million ounces of gold.

Exploration potential is excellent with several under-explored satellite targets occurring within a 30 kilometre radius of C1 Santa Luz. Further, significant potential exists to extend the known orebodies, particularly Antas 2, Antas 3 and Mansinha. Yamana’s 2008 exploration program will include these areas with the objective of adding further significant resources to the C1 Santa Luz project.

For purposes of advancing the feasibility, combined proven and probable mineral reserves of 16.4 million tonnes grading 1.7 g/t and containing 904,316 ounces was considered (proven reserves of 10.1 million tonnes at 1.81g/t gold and probable reserves of 6.3 million tonnes at 1.56 g/t gold, calculated at 0.6 g/t gold cutoff grade and $575/oz gold). As recommended in the feasibility study, an infill drill program in addition to exploration aimed at delineating new satellite orebodies is ongoing and the Company is targeting to add at least 400,000 new reserve ounces to the current reserve base prior to the start of production. At a minimum, this would add an additional three years of mine life. Approximately half of the resources are along strike and represent excellent potential to increase mine life by an additional three years. The additional three years is expected to reduce life of mine (LOM) cash costs.

Key parameters of the project are outlined as follows:

Mineral Reserves:	904,316 ounces (not including additional three years)
Recovery Rate:	80%
Recoverable Reserves:	723,300 ounces (not including additional three years)
Throughput:	2.5 million tpa
LOM Strip Ratio:	5.21 (excluding pre-production waste)
Average Annual Production:	103,328 ounces
LOM Average Cash Cost:	$390 to $410/ounce
Capital expenditures:	$139 million

Capital expenditures include a contingency of approximately $8.5 million as well as $28.6 million for pre-production stripping of waste. Operating cash costs are based on mining, processing and general and administrative costs per tonne of ore of $7.60, $7.67 and $1.58 respectively. Approximately $35 million of the capital costs are expected to be spent in 2008 and, in addition, Yamana has allocated $2.4 million for further exploration primarily for the purposes of increasing reserves and mine life. Capital expenditures are included in the aggregate capital costs for 2008 provided in Yamana’s January 14, 2008 operating outlook press release.

The net present value of the project on an after-tax basis assuming a ten-year mine life is outlined below. This assumes a gold price of $700 per ounce for the first two years of production and $650 per ounce thereafter.

Base Case + 3 Years
Discount Rate	(in millions)
0%	$110.6
3%	$72.4
5%	$52.6

The after-tax net present value (5%) of the project assuming a gold price of $750 per ounce for the first two years of production and $700 per ounce thereafter is approximately $79 million.

Yamana has approved a construction start-up for C1 Santa Luz and production is projected for early 2010. Given the large existing resource base and the significant exploration potential at and surrounding the mine, Yamana expects that C1 Santa Luz will produce at levels of more than 100,000 ounces per year for well in excess of 10 years. Management is also reviewing opportunities to reduce operating costs and believes that cash costs below $400 per ounce will be achievable primarily through the integration of services and administration with Fazenda Brasileiro.

The C1 Santa Luz feasibility study was prepared by GRD Minproc Limited and Metalica Consultores S.A. under the direction of Renato Petter P. Eng., Technical Services of Yamana Gold Inc, who is a Qualified Person as defined by National Instrument 43-101.

EL PEÑÓN

Resources have expanded at Al Este. Additionally, veins with resources were discovered at Esmeralda and Bonanza. Most of the new resources are at gold and silver grades that are above current mine grades. All of the known veins are open along strike to both the north and south and the new discoveries at Bonanza and Al Este appear to be open in all directions.

Initial resource estimates have been completed for these new vein discoveries in the North Block area. More than one million ounces of high grade gold resources at average grades of 13 to 18 g/t gold and 27 million ounces of silver resources at 250 to 400 g/t silver have been identified to date. The Al Este vein, originally discovered in 2006, has been traced by drilling along a strike length of three kilometres. During 2007, drilling was focused on the central one kilometre portion of this vein and added an additional 259,000 ounces of resources. Reserve calculations are ongoing and the Company believes a significant part of the Al Este resource will be converted to reserves. At Bonanza, drilling was completed on a 60 x 60 metre grid along 800 metres of strike length which is sufficient for the calculation of inferred resources.

New indicated and inferred resources are shown in the table below (3.9 g/t gold equivalent cutoff grade).

Deposit	Category	Tonnes	Au(g/t)	Ag(g/t)	Au(ozs)	Ag(ozs)
Al Este	Indicated	611,000	13.65	491.3	268,000	9,651,000
	Inferred	545,000	10.98	392.5	192,000	6,877,000
Bonanza	Inferred	943,000	18.37	220.9	557,000	6,702,000
Esmeralda	Inferred	146,000	13.13	741.4	62,000	3,485,000

The new resources confirm this area of El Peñón as a new centre of high-grade gold and silver mineralization with exceptional upside that will significantly transform El Peñón. Both the Al Este and Bonanza deposits remain open along strike, and several other vein systems including Esmeralda remain to be tested by drilling. During 2008, the Company has budgeted approximately $6.5 million for exploration and 130,000 metres of drilling at El Peñón, the majority of which will be completed in the North Block area to add additional resources. Yamana believes that there is potential to add up to 1.5 million ounces of reserves and resources. The historical conversion of resources to reserves at El Peñón is approximately 80%.

These results further support the Company’s continuing view that there is unrealized value at El Peñón derived from the development of new veins at higher grades. Production is expected to increase from approximately 425,000 to 435,000 gold equivalent ounces in 2008 (which is already an increase from historical production levels of 320,000 to 340,000 gold equivalent ounces) to over 500,000 gold equivalent ounces in 2010.

Mr. Greg Walker, P. Geo., Senior Manager, Resource Estimation of Yamana Gold Inc., has supervised the preparation of the El Peñón technical data.

24.  DEPLETION AND IMPAIRMENT OF MINERAL PROPERTIES

Depletion on mineral properties is calculated based on a unit-of-production basis which is highly impacted by estimates of reserves and resources. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources as discussed under reserve estimates.

Management has reviewed the undiscounted future cash flows of its mining projects, based on a long-term gold price of $600-$700 per ounce. Other estimates included in the determination of future cash flows include estimates on the amount of reserves, recoverable ounces and production levels. Based on this review, management has concluded that there is no impairment in mineral properties nor goodwill as at the current fiscal year end.

Differences between management’s assumptions and market conditions could have a material effect in the future.

25.  RISKS AND UNCERTAINTIES

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although the Company assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs these risks cannot be eliminated. Such risks include changes in local laws governing the mining industry, a decline in the price of gold or copper and the activity in the mining sector, uncertainties inherent in estimating mineral reserves and mineral resources and fluctuations in local currency against the US Dollar.

Readers are encouraged to read and consider the risk factors more particularly described in the Company’s Annual Information Form for the year ended December 31, 2007. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Operating and Political Risks

The Company holds mining properties in Brazil, Argentina, Chile, Honduras, Mexico and the United States and as such is exposed to the laws governing the mining industry in those countries. The governments in those countries are currently supportive of the mining industry but changes in government regulations including taxation, the repatriation of profits, restrictions on production, export controls, environmental compliance, expropriation of property and shifts in the political stability of the country and labour unrest could adversely affect the Company and its exploration and production initiatives in these countries.

To mitigate land title risks, the Company makes no commitments and does not undertake exploration without first determining that necessary property rights are in good standing. However, despite the Company’s best efforts, land title may still be affected by undetected defects.

Currency Risks

Conducting exploration and production in Latin America also exposes the Company to the risk of currency fluctuations. A significant portion of the Company’s expenditures are denominated in Brazilian Reais, Argentine Pesos, Chilean Pesos and to a lesser extent Canadian Dollars and Honduran Lempiras. Revenues are earned in US Dollars. A strengthened local currency could adversely affect the Company’s costs denominated in US dollars. Historically, the Real has been highly volatile relative to other currencies and can fluctuate significantly against the US Dollar over short-term periods.

The Company has entered into several currency hedges to mitigate against fluctuations in the Real vis-à-vis the US Dollar as further discussed in Section “Currency Hedging”.

Commodity Risks

The mining industry is intensely competitive and is highly dependent on commodity prices. The profitability of the Company is directly related to the market price of gold, copper and silver. A decline in the price of gold, copper or silver could negatively impact the Company’s operations.

The Company has not hedged any of its gold.

The Company has entered into several currency hedges to mitigate against fluctuations in the price of copper as further discussed in Section “Commodity Hedging Program”.

Mineral reserves and resources are estimates which may differ significantly from actual mining results.

Interest rate risk

The Company is exposed to interest rate risk on its variable rate debt. During the fourth quarter, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period. These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

Credit risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For long-term investments credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into derivatives with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company’s gross credit exposure was $18.2 million as at December 31, 2007 (2006 - $nil).

Liquidity risk

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. We mitigate liquidity risk by spreading the maturity dates of derivatives over time.

26.  CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing financial statements in accordance with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact on the Company’s financial statements. Management reviews its estimates and assumptions on an ongoing basis using the most current information available. The following accounting estimates are critical:

•                 Closure and reclamation costs

Closure and reclamation costs are accrued at their fair value and are estimated based on the Company’s interpretation of current regulatory requirements.

•                 Inventories

Finished goods, work-in-process, heap leach ore and stockpile ore are valued at the lower of the average production costs or net realizable value. The assumptions used in the valuation of work-in process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company’s earnings and working capital.

•                 Depletion and impairment of mineral properties

Mining interests are the most significant assets of the Company and represent capitalized expenditures related to the development of mining properties and related plant and equipment and the value assigned to exploration potential on acquisition. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine which they relate to, or using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to exploration potential, reserves and resources and include acquired interests in production, development and exploration-stage properties representing the fair value at the time they were acquired. The values of such mineral properties are primarily driven by the nature and amount of material interests believed to be contained or potentially contained, in properties to which they relate.

The Company reviews and evaluates its mining interests for impairment at least annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

There are numerous uncertainties inherent in estimating mineral reserves and mineral resources. Differences between management’s assumptions and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•                 Goodwill and impairment testing

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of the reporting unit to its carrying amounts. If the carrying value of the reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

•                 Reserve estimates

The figures for reserves and resources are determined in accordance with National Instrument 43-101, “Standards of Disclosure for Mineral Projects”, issued by the Canadian Securities Administrators. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Differences between management’s assumptions including economic assumptions such as metal prices and market conditions could have a material effect in the future on the Company’s financial position and results of operation.

•                 Income taxes

Future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as the benefit of losses available to be carried forward to future years for income tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

•                 Purchase price allocations on business acquisitions

Purchase price allocations on business acquisitions are determined based on management’s estimates supported by an independent valuation. The preliminary allocation of the purchase prices represents management’s initial estimates. A detailed valuation is to be completed within one year of each acquisition. It is anticipated that the final purchase price allocations may result in a change to the amounts assigned to mineral properties, a change to the value attributable to tangible assets and the identification of goodwill.

CHANGE IN ACCOUNTING POLICY

The Company adopted the provisions of CICA Sections 3855 - Financial Instruments - Recognition and Measurement, Section 1530 - Comprehensive Income, Section 3865 - Hedges and Section 3861 - Financial Instruments - Disclosure and Presentation on January 1, 2007 which provides guidance on the classification, recognition, measurement and presentation of financial instruments in the financial statements and the inclusion of other comprehensive income. As a result, the Company has added the following new accounting policy:

(i) FINANCIAL INSTRUMENTS, MARKETABLE SECURITIES AND INVESTMENTS

Marketable securities and investments in equity securities are classified as available-for-sale as the Company does not hold these securities for the purposes of trading for a profit and in the case of investments intends to hold these securities for more than one year.

Unrealized holding gains and losses related to available-for-sale investments are included in other comprehensive income until such gains or losses are realized or an other than temporary impairment is determined to have occurred.

Warrants held by the Company are for long-term investment purposes, however due to their nature, they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

The Company estimates the fair value of financial instruments at the balance sheet date using quoted and published market prices for available-for-sale securities and a Black-Scholes option pricing model for warrants held.

The Company has derivative instruments to hedge its currency, metal price (including copper, silver and zinc) and interest rate risks. Derivative instruments are recorded at fair value. The changes in fair value (mark-to-market) are recorded in other comprehensive income if the derivative meets the criteria of hedge accounting as determined in Sections 3855 - Financial Instruments and 3865 - Hedges. Such instruments meeting the hedge accounting criteria include the currency and interest rate derivatives. If the derivative does not meet the hedge accounting criteria, changes in fair value are recorded in net income for the period. Such instruments include the copper and zinc derivatives. Fair market values are obtained from quoted and published market prices. Silver derivatives meet the definition of an off-balance sheet arrangement and are described in Section 20 “Off-Balance Sheet Arrangements”.

Future concentrate sales agreements containing an embedded derivative are recorded at fair value until the final settlement occurs. Changes in fair market values are recorded in net income for the period. The Company calculates the fair value of these receivables based on published copper forward prices.

The Company capitalizes and amortizes costs associated with debt and financing instruments. The period of the amortization is based on the terms of the agreements.

(ii) CHANGES IN ACCOUNTING POLICIES AND ESTIMATES, AND ERRORS

In July 2006, the CICA issued Section 1506, Changes in Accounting Policies and Estimates, and Errors to replace the existing Section 1506, Accounting Changes. This section applies to fiscal years beginning on or after January 1, 2007 and is therefore effective for the Company in fiscal 2008. Management does not expect the adoption of this standard to have a material effect on the Company’s consolidated financial position and results of operations.

(iii) ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48). This interpretation clarifies the recognition threshold and measurement of a tax position taken on a tax return, and requires expanded disclosure with respect to the uncertainty in income taxes. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2007. As a result of this adoption, the Company recognized, as a cumulative effect of change in accounting principle, a $1.5 million increase in liabilities for unrecognized tax benefits, and a $1.5 million decrease in retained earnings.

(iv) COMPREHENSIVE INCOME

In April 2005, the CICA issued Section 1530, Comprehensive Income. This Section establishes standards for reporting and display of comprehensive income. It does not address issues of recognition or measurement for comprehensive income and its components. The mandatory effective date for the new Section is for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. The Company has recorded the following transition adjustments in the Consolidated Financial Statements:

(i)  An adjustment to deficit to reflect the fair value adjustment of warrants held and the write-off of certain deferred costs previously capitalized on the balance sheet in the amount of $249.

(ii) An adjustment to AOCI to reflect the impact of change to fair value of available-for-sale securities in the amount of $3,510.

27.  RECENT ACCOUNTING PRONOUNCEMENTS

Recently issued Canadian and United States accounting pronouncements have been outlined below.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). This Statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In February 2007, the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

In December 2007, the FASB released FASB 141-R, Business Combinations. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is a business combination in the year ending December 31, 2009 for the Company. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company will assess the impact of this standard for Business Combinations occurring after January 1, 2009.

In December 2007, the FASB released FASB 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for the Company is the year ending December 31, 2009 and the interim periods within that fiscal year. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This Company is assessing the impact of the new standards.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

CICA issued Section 3862 of the CICA handbook, Financial Instruments - Disclosure and Section 3863, Financial Instruments - Presentation, which is effective for fiscal years beginning on or after October 1, 2007. The objective of this Section is to require entities to provide disclosures in their financial statements that enable users to evaluate:

•      The significance of financial instruments for the entity’s financial position and performance; and

•      The nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

The adoption of this standard will have no impact on the Company’s financial position.

The new standard Section 3031, Inventories, establishes standards for the measurement and disclosure of inventories. The Standard provides guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed. Except for the new guidance on reversal of write-downs the Company’s current practice for valuing inventory is substantially in accordance with the new standard and therefore the adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

28.  CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chairman and Chief Executive Officer and Senior Vice President, Finance and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, our Timely Disclosure and Confidentiality Policy, our Code of Business Conduct and Ethics, our Insider Trading Policy and Share Dealing Code, our Whistleblower Policy, our Fraud Policy, the effective functioning of our Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by applicable US and Canadian securities laws. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have concluded that, as of the end of the period covered by this management’s discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted under applicable Canadian securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

In conducting its evaluation of the effectiveness of the Company’s disclosure controls and procedures, management has concluded that the Company’s disclosure controls and procedures that are in place remained effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with accounting principles generally accepted in Canada and the United States of America to the Company’s management and board of directors regarding the preparation and fair presentation of published financial statements. Internal control over financial reporting includes:

•                  maintaining records that in reasonable detail accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•                  providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements in accordance with generally accepted accounting principles;

•                  providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•                  providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s financial statements would be prevented or detected on a timely basis.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, Yamana’s Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer have determined that, as of December 31, 2007, the Company’s internal control over financial reporting is effective and have certified Yamana’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management excluded from its assessment the internal control over financial reporting at Meridian Gold Inc. and Northern Orion Resources Inc., which were acquired on October 12, 2007 and October 13, 2007, respectively, and whose financial statements respectively constitute 56%, and 15% and 54% and 15% of net and total assets, 11% and 1% of revenues, and 15% and 1% of net income of the consolidated financial statement amounts as of and for the year ended December 31, 2007.

Changes in Internal Controls

No significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses, were made as a result of the evaluation.

LIMITATIONS OF CONTROLS AND PROCEDURES

The Company’s management, including the Chairman and Chief Executive Officer and the Senior Vice President, Finance and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

This report provides a discussion and analysis of the financial condition and results of operations (“Management’s Discussion and Analysis”) to enable a reader to assess material changes in financial condition between December 31, 2007 and December 31, 2006 and results of operations for the period ended December 31, 2007, December 31, 2006 and December 31, 2005.

This Management’s Discussion and Analysis has been prepared as of March 24, 2008. The audited consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) follow this Management’s Discussion and Analysis. This Management’s Discussion and Analysis is intended to supplement and complement the audited consolidated financial statements and notes thereto for the year ended December 31, 2007 (collectively the “Financial Statements”). You are encouraged to review the Financial Statements in conjunction with your review of this Management’s Discussion and Analysis. This Management’s Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the year ended December 31, 2007 and the most recent Annual Information Form for the year ended December 31, 2007 on file with the Securities Commissions of all of the provinces in Canada and the Annual Report on Form 40-F on file with the United States Securities and Exchange Commission. Certain notes to the Financial Statements are specifically referred to in this Management’s Discussion and Analysis and such notes are incorporated by reference herein. All Dollar amounts in the Management’s Discussion and Analysis are in US dollars, unless otherwise specified.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management’s Discussion and Analysis contains “forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities legislation”, that involve a number of risks and uncertainties. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold and copper, the estimation of mineral reserves and resources, the realization of mineral estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, or “might” be taken, occur or be achieved. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made, and they involve known and unknown risks, uncertainties and other factors which may cause the actual results, level of activity, performance or achievements of the Company to be materially different from any other future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks relating to the integration of acquisitions, risk relating to international operations, the actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and copper; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; fluctuations in metal prices; as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2007 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Readers should refer to the Annual Information Form of the Company for the year ended December 31, 2007 and other continuous disclosure documents filed by the Company since January 1, 2008 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.

YAMANA GOLD INC.

MANAGEMENT’S RESPONSIBILITY

FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Yamana Gold Inc. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Yamana Gold Inc. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors’ report. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Deloitte & Touche LLP have full and free access to the Audit Committee.

Peter Marrone	Charles B. Main
Chairman and	Senior Vice President, Finance and
Chief Executive Officer	Chief Financial Officer

March 26, 2008

YAMANA GOLD INC.

REPORT OF INDEPENDENT

REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Yamana Gold Inc.

We have audited the accompanying consolidated balance sheets of Yamana Gold Inc. and subsidiaries (the “Company”) as at December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). With respect to the consolidated financial statements for the year ended December 31, 2005, we conducted our audit in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Yamana Gold Inc. and subsidiaries as at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 26, 2008 expressed an unqualified opinion on the Company’s internal control over financial reporting.

•

Independent Registered Chartered Accountants

Vancouver, Canada
March 26, 2008

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 to the consolidated financial statements. Our report to the Board of Directors and Shareholders, dated March 26, 2008, is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the changes are properly accounted for and adequately disclosed in the financial statements.

•

Independent Registered Chartered Accountants

Vancouver, Canada

March 26, 2008

YAMANA GOLD INC.

CONSOLIDATED BALANCE SHEETS

FOR THE YEARS ENDED DECEMBER 31

(in thousands of U.S. Dollars)	2007	2006
Assets
Current
Cash and cash equivalents (Note 5)	$284,894	$69,680
Restricted cash and short-term investments (Note 6)	57,982	—
Accounts receivable	81,774	6,036
Advances and deposits	75,626	24,244
Inventory (Note 7)	97,626	51,252
Income taxes recoverable (Note 26a)	23,347	2,248
Current portion of derivative related assets (Note 31a)	10,560	—
Future income tax assets (Note 26b)	8,322	—
Other current assets	10,373	—
	650,504	153,460
Capital
Property, plant and equipment (Note 8)	486,669	134,792
Assets under construction (Note 9)	82,662	224,650
Mineral properties (Note 10)	8,137,353	1,496,732
	8,706,684	1,856,174
Other
Available-for-sale securities (Note 11)	23,201	28,009
Share purchase warrants held	140	313
Equity investment in Minera Alumbrera Ltd (Note 12)	240,622	—
Derivative related assets (Note 31a)	7,654	—
Long-term investments (Note 13)	30,113	—
Other assets (Note 14)	57,584	34,452
Future income tax assets (Note 26b)	124,422	53,784
Goodwill (Note 15)	55,000	55,000
	538,736	171,558
	$9,895,924	$2,181,192
Liabilities
Current
Accounts payable	$136,355	$39,467
Accrued liabilities	126,487	10,722
Income taxes payable	56,288	3,922
Current portion of derivative related liabilities (Note 31a)	53,954	21,163
Current portion of credit facilities (Note 16)	83,245	—
Current portion of long-term liabilities (Note 18)	—	1,927
Other current liabilities	16,305	—
	472,634	77,201
Long-term
Credit facilities (Note 16)	539,179	—
Asset retirement obligation (Note 17)	63,444	18,720
Derivative related liabilities (Note 31a)	27,933	23,260
Future income tax liabilities (Note 26b)	2,696,387	328,372
Long-term liabilities (Note 18)	142,716	17,049
	3,469,659	387,401
	3,942,293	464,602
Non-controlling interest (Note 24)	46,810	—
Shareholders’ Equity
Capital Stock
Issued and outstanding 668,416,987 common shares (December 31, 2006 - 344,595,212 shares) (Note 20a)	5,502,518	1,619,850
Shares to be issued	—	42,492
Share purchase warrants (Note 22)	270,805	73,004
Contributed surplus (Note 20b)	77,393	61,578
Accumulated other comprehensive loss (Note 21)	(3,855)	—
Retained earnings (deficit)	59,960	(80,334)
	5,906,821	1,716,590
	$9,895,924	$2,181,192

Commitments and contingencies (Notes 30 and 32)

The accompanying notes are an integral part of the financial statements.

Approved by the Board

Peter Marrone	Victor H. Bradley
Director	Director

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31

(in thousands of U.S. Dollars)	2007	2006	2005
Revenues	$747,091	$169,206	$46,038
Cost of sales excluding depreciation, amortization and depletion	(287,640)	(100,004)	(30,371)
Depreciation, amortization and depletion	(71,815)	(33,510)	(6,740)
Accretion of asset retirement obligations	(3,056)	(636)	(358)
Mine operating earnings	384,580	35,056	8,569
Expenses
General and administrative	(68,525)	(24,350)	(10,415)
Foreign exchange (loss) gain	(40,385)	343	369
Stock-based compensation	(726)	(41,099)	(2,298)
Other recoveries (losses)	1,051	(3,675)	—
Operating earnings (loss)	275,995	(33,725)	(3,775)
Investment and other business income	11,503	5,328	4,049
Interest and financing expense (Note 25)	(22,034)	(28,846)	(94)
Equity earnings from Minera Alumbrera (Note 12)	3,820	—	—
Realized loss on derivatives (Note 31a)	(17,082)	—	—
Unrealized loss on derivatives (Note 31a)	(29,068)	(35,773)	(8,615)
Loss on sale of assets (Note 4)	—	(2,186)	—
Earnings (loss) before income taxes and non-controlling interest	223,134	(95,202)	(8,435)
Income tax (expense) recovery (Note 26a)	(63,872)	25,039	4,324
Non-controlling interest	(2,017)	—	—
Net earnings (loss)	$157,245	$(70,163)	$(4,111)
Basic earnings (loss) per share	$0.38	$(0.25)	$(0.03)
Diluted earnings (loss) per share	$0.36	$(0.25)	$(0.03)
Basic weighted average number of shares outstanding (in thousands) (Note 20c)	415,232	276,617	144,888
Diluted weighted average number of shares outstanding (in thousands) (Note 20c)	431,917	276,617	144,888

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31

(in thousands of U.S. Dollars)	2007	2006	2005
Common shares (in thousands)
Balance, beginning of year	$344,595	191,342	122,287
Issued on exercise of stock options, share appreciation rights and warrants (Note 20a)	10,507	15,540	43,055
Issued on business acquisitions	312,465	119,874	—
Public offering	—	17,400	26,000
Other (including acquisition of Maria Preta Property)	850	439	—
	668,417	344,595	191,342
Common shares
Balance, beginning of year	$1,619,850	$310,409	$147,407
Issued on exercise of stock options, share appreciation rights and warrants (Note 20a)	99,091	82,594	57,713
Issued on business acquisitions	3,772,313	1,053,071	—
Public offering	—	170,030	105,289
Other (including acquisition of Maria Preta Property)	11,264	3,746	—
	$5,502,518	$1,619,850	$310,409
Shares to be issued
Balance, beginning of year	$42,492	$—	$—
(Issued) exercise of stock options, share appreciation rights and warrants	(3,009)	3,009	—
Issued on business acquisitions	(39,483)	39,483	—
	$—	$42,492	$—
Share purchase warrants
Balance, beginning of year	$73,004	$3,737	$10,864
Warrants issued	—	13,111	1,374
Expiry or exercise of warrants	(4,906)	(18,355)	(8,501)
Value of warrants acquired on business acquisitions	202,707	74,511
	$270,805	$73,004	$3,737
Contributed surplus
Balance, beginning of period	$61,578	$4,676	$1,775
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(36,789)	(35,657)	(324)
Stock-based compensation on the grant or vesting of stock	437	38,516	2,298
Value of options acquired on business acquisitions	52,167	54,041	—
Expiry of warrants	—	2	927
	$77,393	$61,578	$4,676
Total capital stock, share purchase warrants andcontributed surplus	$5,850,716	$1,796,924	$318,822
Retained earnings (deficit)
Balance, beginning of period	$(80,334)	$(3,848)	263
Opening adjustments (Note 2)	249	—	—
Net earnings (loss)	157,245	(70,163)	(4,111)
Dividends declared	(17,200)	(6,323)	—
Retained earnings (deficit), end of period	59,960	(80,334)	(3,848)
Accumulated other comprehensive income (Note 21)	(3,855)	—	—
Total retained earnings (deficit) and accumulated other comprehensive income	$56,105	$(80,334)	(3,848)
Total shareholders’ equity	$5,906,821	$1,716,590	$314,974

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31

(in thousands of U.S. Dollars)	2007	2006	2005
Net earnings (loss)	$157,245	$(70,163)	$(4,111)
Other comprehensive loss, net of tax (Note 21)	(345)	—	—
Comprehensive income (loss)	$156,900	$(70,163)	$(4,111)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(in thousands of U.S. Dollars)	2007	2006	2005
Operating Activities
Net earnings (loss) for the period	$157,245	$(70,163)	$(4,111)
Asset retirement obligations paid	(4,710)	(358)	(309)
Non-operating financing fee		5,000	—
Realized foreign exchange losses on financing activities	26,962	—	—
Items not involving cash:
Depreciation, amortization and depletion	71,815	33,510	6,740
Stock-based compensation	726	41,099	2,298
Future income taxes (Note 26a)	(15,478)	(31,077)	(4,447)
Accretion of asset retirement obligations (Note 17)	3,056	636	358
Unrealized foreign exchange	17,765	(343)	(3,252)
Unrealized loss on commodity contracts (Note 31a)	29,068	35,773	8,615
Impairment of the Fazenda Nova Mine and other asset write-offs	4,206	3,675	—
Equity earnings from Minera Alumbrera (Note 12)	(3,820)	—	—
Non-controlling interest	2,017	—	—
Financing charges	3,352	19,744	—
Other	640	2,675	553
	292,844	40,171	6,445
Net change in non-cash working capital (Note 27c)	1,030	(43,386)	(3,035)
	293,874	(3,215)	3,410
Financing Activities
Issue of common shares, options and warrants for cash (net of issue costs)	37,912	221,209	155,099
Dividends paid	(17,200)	(2,883)	—
Proceeds of notes payable and long-term liabilities	654,174	—	100,000
Repayment of notes payable and long-term liabilities	(53,278)	(115,414)	—
Financing costs	—	(5,000)	—
Deferred financing charges	(7,264)	—	(4,630)
	614,344	97,912	250,469
Investing Activities
Expenditures on mineral properties	(131,926)	(64,829)	(23,199)
Acquisition of property, plant and equipment	(90,999)	(27,762)	(5,752)
Expenditures on assets under construction	(50,227)	(126,710)	(132,031)
Corporate acquisitions, net of cash acquired	(416,668)	66,815	—
Loan receivable	—	—	(18,986)
Cash distributions of Minera Alumbrera Ltd (Note 12)	19,375	—	—
Settlement of hedges	(16,565)	—	—
Other assets and investments	(15,582)	(26,543)	(12,584)
	(702,592)	(179,029)	(192,552)
Effect of foreign exchange on non-US dollar denominated cash and cash equivalents	9,588	2,379	3,252
Increase (decrease) in cash and cash equivalents	215,214	(81,953)	64,579
Cash and cash equivalents, beginning of year	69,680	151,633	87,054
Cash and cash equivalents, end of year	$284,894	$69,680	$151,633
Cash and cash equivalents are comprised of the following:
Cash at bank and bank term deposits	$201,079	$69,680	$151,633
Short-term money market securities	83,815	—	—
	$284,894	$69,680	$151,633

Supplementary cash flow information (Note 27)

The accompanying notes are an integral part of the financial statements.

YAMANA GOLD INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2007, DECEMBER 31, 2006 AND DECEMBER 31, 2005

1.              BASIS OF CONSOLIDATION AND PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and include the assets, liabilities and operations of the Yamana Gold Inc. (the “Company” or “Yamana”) and its wholly-owned subsidiaries. Canadian GAAP differs in certain respects from United States of America generally accepted accounting principles (US GAAP) as described in Note 34. The accounts of joint ventures in which the Company holds an interest are consolidated on a proportionate consolidation basis. The Company’s 40% interest in the Rossi joint venture and its 50% interest in Agua Frias S.A., acquired through its acquisition of Meridian Gold Inc. (Meridian), are accounted for using the proportionate consolidation method. The Company’s 56.7% interest in Agua De La Falda (“ADLF”), which is a variable interest entity, is consolidated and the non-controlling interest for the interest of the Company’s partner is recorded. All inter-company accounts are eliminated on consolidation.

Investments in shares of investee companies in which the Company’s ownership and rights arising there from provide the Company with the ability to exercise significant influence are accounted for using the equity method. The Company’s investment in Minera Alumbrera Ltd, acquired through the acquisition of Northern Orion Resources Inc. (“Northern Orion”), which holds the Bajo de la Alumbrera Mine in Argentina, has been accounted for using the equity method. Cash distributions received are credited to the investment account.

The Company is a Canadian incorporated gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico, Central America and the United States. The Company is producing gold and other precious metals at intermediate company production levels in addition to significant copper production.

The Company’s sales result from operations in Brazil, Chile and Honduras. Gold mining requires the use of specialized facilities and technology. The Company relies heavily on such facilities and technology to maintain its production levels. Cash flow and profitability of operations are also affected by the gold price and exchange rates which can fluctuate widely and other numerous factors beyond the Company’s control.

2.              CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

On January 1, 2007, the Company adopted four new accounting standards that were issued by the Canadian Institute of Chartered Accountants (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments - Recognition and Measurement; Section 3861, Financial Instruments – Presentation and Disclosures and Section 3865, Hedges. These standards were adopted on a retrospective basis without restatement.

(i)    Comprehensive Income

Section 1530 introduces comprehensive income, which consists of net income and other comprehensive income (“OCI”). OCI represents changes in Shareholders’ equity during a period arising from transactions other than changes related to transactions with owners. OCI includes unrealized gains and losses on financial assets classified as available-for-sale as well as changes in the fair value of the effective portion of derivative instruments accounted for as cash flow hedges. The Company has included in its Consolidated Financial Statements, a combined Statement of Shareholders’ Equity and Comprehensive Income for the changes in these items during the year ended December 31, 2007. Cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”). Generally, gains and losses remain part of the balance of AOCI, until Canadian GAAP requires their recognition in net income.

(ii)  Financial Instruments - Recognition and Measurement and Hedges

Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities, and non-financial derivatives. Financial assets and financial liabilities, including derivatives, are recognized on the Consolidated Balance Sheet when the Company becomes a party to the contractual provisions of the financial instrument. Under this standard, all financial instruments are required to be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other financial liabilities. Transaction costs are expensed as incurred for financial instruments classified as held-for-trading. For financial instruments classified as other than held-for-trading, transaction costs are added to the carrying amount of the financial asset or liability on initial recognition and amortized using the effective interest method.

Financial assets and financial liabilities held-for-trading are measured at fair value with changes in those fair values recognized in interest and other business income. Loans and receivables, and other financial liabilities are measured at amortized cost and are amortized using the effective interest method. Available-for-sale financial assets are presented in available-for-sale securities in the Company’s Consolidated Balance Sheet and measured at fair value with unrealized gains and losses, including changes in foreign exchange rates, recognized in OCI.

Derivative instruments are recorded on the Consolidated Balance Sheet at fair value, including those derivatives that are embedded in financial or non-financial contracts that are not closely related to the host contracts. Changes in the fair values of derivative instruments are recognized in net income with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under Section 3865, the effective portion of any gain or loss on the hedging instrument was recognized in OCI and the cumulative ineffective portion was included in unrealized gain (loss) on commodity and currency contracts in the Statement of Operations.

IMPACT ON ADOPTION OF SECTIONS 1530 AND 3855

The transition adjustments attributable to the re-measurement of financial assets and financial liabilities at fair value, other than financial assets classified as available-for-sale and hedging instruments designated as cash flow hedges, were recognized in the opening deficit as at January 1, 2007. The opening adjustment for the re-measurement of available-for-sale securities at fair value was recognized in opening AOCI as at that date.

The Company has recorded the following transition adjustments in the Consolidated Financial Statements:

(i) An adjustment to deficit to reflect the fair value adjustment of warrants held and the write-off of certain deferred costs previously capitalized on the balance sheet in the amount of $249.

(ii) An adjustment to AOCI to reflect the impact of change to fair value of available-for-sale securities in the amount of $3,510.

FUTURE ACCOUNTING CHANGES

On December 1, 2006, the Canadian Institute of Chartered Accountants issued Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments - Presentation; and Section 1535, Capital Disclosures. All three Sections will be applicable for interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007.

Section 3862 on financial instrument disclosures, places an increased emphasis on disclosures about risks associated with both recognized and unrecognized financial instruments and how these risks are managed and is consistent with Section 3861. The new Section removes duplicative disclosures and simplifies the disclosures relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861. Section 3863 on the presentation of financial instruments is unchanged from the presentation requirements included in Section 3861. Section 1535 on capital disclosures requires the disclosure of information about an entity’s objectives, policies and processes for managing capital.

In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued changes to Section 1400, General Standards of Financial Statement Presentation. Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern. Management shall make an assessment of an entity’s ability to continue as a going concern. When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast significant doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed. When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

Section 1400 is effective for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

In December 2006, the CICA issued Section 1535, Capital Disclosures, which is effective for fiscal years beginning on or after October 1, 2007. The main features of the new Section are as follows:

•   Requirements for an entity to disclose qualitative information about its objectives, policies and processes for managing capital;

•   A requirement for an entity to disclose quantitative data about what it regards as capital; and

•   A requirement for an entity to disclose whether it has complied with any externally imposed capital requirements and, if not, the consequences of such non-compliance.

The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

CICA issued Section 3862 of the CICA handbook, Financial Instruments – Disclosure and Section 3863, Financial Instruments - Presentation, which is effective for fiscal years beginning on or after October 1, 2007. The objective of this Section is to require entities to provide disclosures in their financial statements that enable users to evaluate:

•   The significance of financial instruments for the entity’s financial position and performance; and

•   The nature and extent of risks arising from financial instruments to which the entity is exposed during the period and at the balance sheet date, and how the entity manages those risks.

The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

The new standard Section 3031, Inventories, establishes standards for the measurement and disclosure of inventories. The Standard provides guidance on the determination of cost and requires the allocation of overhead expenses and other costs to inventory. Inventories must be measured at the lower of cost and net realizable value. Consistent use must be made of the method of determining inventory. Reversal of previous write-downs is required when there is a subsequent increase in the value of inventories. The amount of inventories recognized as an expense during the period shall be disclosed. Except for the new guidance on reversal of write-downs the Company’s current practice for valuing inventory is substantially in accordance with the new standard and therefore the adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial statements.

3.              SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash on hand, cash on deposit with banks and highly liquid short-term investments with terms of less than 90 days.

INVENTORIES AND STOCKPILED ORE

Inventory consisting of metal-in-circuit ore, gold in process and product inventories is valued at the lower of the weighted average cost of production and net realizable value. Net realizable value is calculated as the difference between the estimated future metal price based on prevailing and long-term metal prices and estimated costs to complete production into a saleable form. Inventories of material and supplies expected to be used in production are valued at the lower of cost and net replacement value.

Write-downs of inventory resulting from net realizable and/or net replacement impairments are reported as a component of current period costs.

Metal in circuit is comprised of ore in stock piles and ore on heap leach pads. Ore in stock piles is comprised of ore extracted from the mine and is available for further processing. Costs are added to ore in stock piles at the current mining cost per tonne and removed at the accumulated average cost per tonne. Costs are added to ore on the heap leach pads based on current mining costs and removed from the heap leach pad as ounces are recovered in process at the plant based on the average cost per recoverable ounce on the heap leach pad.

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on the heap leach pads to the quantities of gold actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As such, engineering estimates are refined based on actual results over time. Variances between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from each heap leach pad will not be known until the leaching process is concluded.

Gold in process represents materials that are currently in the process of being converted to a saleable product.

INVESTMENTS

The financial statements of entities which are controlled by the Company through voting equity interests, referred to as subsidiaries, are consolidated. Entities which are jointly controlled, referred to as joint ventures, are proportionately consolidated. Variable Interest Entities (“VIEs”), which include, but are not limited to, special purpose entities, trusts, partnerships, and other legal structures, as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, “Consolidation of Variable Interest Entities” (“AcG 15”), are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIEs are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns.

As at December 31, 2007, the Company held a 56.7% interest in Agua De La Falda (“ADLF”), which is a variable interest entity, thus consolidated and the non-controlling interest for the interest of the Company’s partner is recorded. All inter-company accounts are eliminated on consolidation.

TRANSACTION AND FINANCING COSTS

Transaction costs and financing costs are incremental costs that are directly attributable to the acquisition of a financial asset or financial liability. An incremental cost is one that would not have been incurred if the entity had not acquired the financial instrument.

Transaction costs are expensed in the period incurred except to the extent they are related to the establishment of a financial asset or liability. In such case, Yamana defers transaction costs and includes it in the carrying value of financial instrument (i.e.: long-term debt) as they are presented on the balance sheet. Deferred transaction costs are measured at amortized cost using the effective interest method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are initially recorded at cost and amortization is recorded on a straight-line basis over the estimated useful lives of the asset. Useful lives of property, plant and equipment currently range from one to fifteen years, but do not exceed the related estimated mine life based on proven, probable reserves and the portion of resources that management expects to become reserves in the future.

	Amortization Method	Useful Life
Building	Straight Line	1 to 15 years
Machinery and equipment	Straight Line	1 to 7 years
Vehicles	Straight Line	1 to 5 years
Furniture and office equipment	Straight Line	1 to 10 years
Computer equipment and software	Straight Line	1 to 5 years

Expenditures that extend the useful lives of existing facilities or equipment are capitalized and amortized over the remaining useful lives of the assets. Repairs and maintenance expenditures are expensed as incurred.

ASSETS UNDER CONSTRUCTION

Assets under construction consist of expenditures on the construction of future mines and include preproduction revenues and expenses prior to achieving commercial production. Commercial production is a convention for determining the point at which time a mine is producing at a sustainable commercial level, after which production costs are no longer capitalized and are reported as operating costs.

Financing costs, including interest, associated with projects that are actively being prepared for production are capitalized to assets under construction. These costs are elements of the historical cost of acquiring an asset when a period of time is required to bring it to the condition and location necessary for its intended use.

Capitalization is discontinued after commencement of commercial production. Capitalized interest costs are amortized on the same basis as the corresponding qualifying asset with which they are associated.

MINERAL PROPERTIES AND EXPLORATION COSTS

Acquisition costs of mineral properties and direct exploration and development expenditures and pre-stripping costs are capitalized. Costs incurred for general exploration that is not project specific or do not result in the acquisition of mineral properties are charged to operations. Costs relating to properties abandoned are written off when such a decision is made.

In open pit mining operations, it is necessary to remove overburden and other waste in order to access the orebody. During the pre-production and also in the production period, these costs are deferred as part of the mine property classified into mineral properties, where the costs give rise to future benefits. These capitalized costs are amortized on a unit-of-production basis.

Regular waste removal that does not give rise to future benefits is expensed as incurred.

Yamana reviews the carrying value of its property, plant and equipment on a regular basis and where the carrying value is estimated to exceed the estimated undiscounted future net cash flows, a provision for impairment is recorded based on discounted estimated future cash flows.

Depletion of mining properties and amortization of preproduction and development costs are calculated and recorded on the unit-of-production basis over the proven, probable reserves of the mine and the portion of mineralization expected to be classified as reserves.

The Company reviews the carrying value of each property on an ongoing basis. This review generally is made by reference to the timing of exploration and/or development work, work programs proposed and the exploration results achieved. Where it is determined that there is an excess of carrying value over the estimated undiscounted future net cash flows the difference between carrying value and fair value is charged to operations in the period in which such impairment is determined. Estimated undiscounted future net cash flows are calculated using estimated metal prices, operating costs, capital costs and reclamation and closure costs.

ASSET RETIREMENT OBLIGATIONS AND CLOSURE COSTS

Asset retirement obligations are legal obligations associated with the retirement of a long-lived asset that results from the acquisition, construction, development and/or normal operation of a long-lived asset. Reclamation obligations on the Company’s mineral properties are recorded as asset retirement obligations.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and measured at fair value. Fair value is determined based on the net present value of future cash expenditures upon reclamation and closure. Such estimates are subject to change based on changes in laws and regulations and negotiations with regulatory authorities. Reclamation and closure costs are capitalized as part of the carrying amount of the associated long-lived asset and amortized over the life of the mine on a unit-of-production basis.

INCOME TAXES

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are determined based on the temporary differences between financial reporting and tax bases of assets and liabilities, as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets and liabilities are measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. Future income tax assets are recorded on the financial statements if realization is considered more likely than not.

REVENUE RECOGNITION

Revenue from the sale of gold or other metals is recognized when all significant risks and rewards of ownership pass to the purchaser including delivery of the product, there is a fixed or determinable selling price and collectability is reasonably assured. Settlement adjustments, if any, are reflected in revenue when the amounts are determinable.

Sales revenue is recognized at the fair value of consideration received. Revenue includes treatment and refining charges if payment of these amounts can be enforced at the time of sale. Gold and silver revenue is recorded at the time of physical delivery and transfer of title. Sale prices are fixed at the delivery date based on the terms of the contract or at spot prices. Incidental revenues from the sale of by-products are classified with cost of sales. Concentrate revenue for independent smelters are set at a specified future date after shipment based on market prices. Revenues are recorded at the time of rights and rewards of ownership pass to the buyer using forward market prices on the expected date that final sales prices will be fixed. Variations between the price set under the smelting contracts are caused by changes in market prices and result in an embedded derivative in the accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in the fair value classified in revenue.

EARNINGS PER SHARE

Earnings per share are based on the weighted average number of common shares of the Company that were outstanding throughout each year. The diluted earnings per share reflects the potential dilution of common share equivalents, such as outstanding stock options and warrants, in the weighted average number of common shares outstanding during the year, if dilutive. For this purpose, the “treasury stock method” is used for the assumed proceeds upon the exercise of outstanding stock options and warrants that are used to purchase common shares at the average market price during the year.

SHARE ISSUE COSTS

Costs incurred in connection with the issuance of capital stock are netted against the proceeds received.

STOCK-BASED COMPENSATION

The Company has a stock option plan that is described in Note 23.

The Company accounts for all stock-based payments to employees and non-employees using the fair value based method of accounting and recognizes compensation expense over the stock option vesting period. The Company’s stock option plan includes a stock appreciation feature. If and when the stock options are ultimately exercised, the applicable amount of additional paid-in capital in contributed surplus is transferred to share capital.

EMPLOYEE FUTURE BENEFITS

The Company has defined benefit pension plans for certain North American employees. The cost of the accrued benefit obligations for pensions and other post-retirement benefits earned by employees is determined using the projected benefit method prorated on service and management’s best estimate of expected plan investment performance, salary escalation, retirement ages and expected health care costs. For the purpose of calculating expected return on plan assets, those assets are valued at fair value.

The Company accrues payroll costs for employees in jurisdictions whose governments require the payment of defined wages at the termination of their employment.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with the Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these financial statements include but are not limited to, the recoverability of receivables and investments, the quantities of material on leach pads and in circuit, the proven and probable reserves, resources and exploration potential and the related depreciation and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, impairment to commercial paper, the provision for mining taxes, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

DERIVATIVES

Commodity derivatives

The Company may enter into commodity contracts including forward contracts and derivatives to manage exposure to fluctuations in metal prices such as copper, zinc and silver. In the case of forwards, these contracts are intended to reduce the risk of declining prices on future sales. Purchased options are intended to allow the Company to benefit from higher market metal prices. In instances where the call option purchases offset the committed ounces of the corresponding forward, derivative assets/liabilities are presented net of amounts by counter-party. Some of the derivative transactions are effective in achieving the Company’s risk management goals, however, they do not meet the strict hedging requirements of CICA Section 3865 - Hedges therefore the changes in fair value are recorded in earnings.

The Company has entered into non-hedge derivatives that include forward and option contracts intended to manage the risk of declining copper and zinc prices. The Company currently does not hedge any of its gold sales.

Currency Derivatives

The Company, from time to time, may enter into currency forward contracts to manage the foreign exchange exposure of the expenditures associated with the international operations.

The Company has two currency forward contracts to hedge the operational foreign exchange exposure on its Jacobina and São Francisco mines. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as cost of sale to offset the foreign exchange recorded by the mines.

Interest Rate Derivatives

The Company, from time to time, may enter into interest rate swaps contracts to manage its exposure to fluctuations in interest rates.

Currently, the Company has an interest rate swaps contract to hedge its variable rate long-term debt. The interest rate swap fixes the long-term debt rate at 4.50%. The Company tests the hedge effectiveness quarterly. Effective unrealized changes in fair value are recorded in other comprehensive income. Ineffective changes in fair value are recorded in earnings. At settlement, the fair value amount settled is recognized as interest expense to offset the long-term loan interest recorded.

NON-CONTROLLING INTERESTS

Non-controlling interests exist in less than wholly-owned subsidiaries of the Company and represent the outside interest’s share of the carrying values of the subsidiaries. When the subsidiary company issues its own shares to outside interests, a dilution gain or loss arises as a result of the difference between the Company’s share of the proceeds and the carrying value of the underlying equity.

FOREIGN CURRENCY TRANSLATION

The Company considers its foreign operations to be integrated operations with the functional currency being the US dollar. As such, monetary assets and liabilities of the Company’s operations denominated in a currency other than the US dollar are translated into US dollars at the exchange rate prevailing as at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at the average exchange rates prevailing during the year, with the exception of amortization which is translated at historical exchange rates. Exchange gains and losses on translation are included in earnings.

BUSINESS ACQUISITIONS

Business acquisitions are accounted for using the purchase method of accounting whereby identifiable assets acquired and liabilities assumed are recorded at their fair market values as at the date of acquisition. Yamana will continue to review information and perform further analysis with respect to each of the acquired assets, prior to finalizing the allocation of the purchase price within a twelve month period from the date of the business acquisition. Reporting during this period is based on management’s best estimates and taking into account all available information at the time of reporting thereof.

GOODWILL

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value is recorded as goodwill. Goodwill is identified and allocated to reporting units by preparing estimates of the fair value of each reporting unit and comparing this amount to the fair value of assets and liabilities in the reporting unit. Goodwill is not amortized.

The Company evaluates, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. To accomplish this, the Company compares the fair value of its reporting units to their carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit’s goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

4.              BUSINESS ACQUISITIONS

ACQUISITION OF MERIDIAN GOLD INC.

During the year, Yamana acquired all the outstanding common shares of Meridian which held two operating mines in Chile: El Peñón and Minera Florida, a 40% interest in the Rossi property in Nevada and other exploration and development projects in Mexico, Argentina and the U.S. Yamana offered to exchange 2.235 common shares of Yamana and $6.99 cash for each common share of Meridian. Based on a volume adjusted share price of $12.355 (Cdn$12.37) determined with reference to the share price of Yamana common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement, the purchase price equated to a total consideration of $34.60 (Cdn$34.64) per share. On October 12, 2007, the Company completed the acquisition of 76.4% of the outstanding shares of Meridian and extended the offer to November 2, 2007 at which time the Company had taken up 89.6% of the outstanding shares of Meridian. Prior to December 31, 2007 the Company completed a follow-up offer on the same terms to acquire 100% of the Meridian shares.

The purchase price of the transaction totaled $3.6 billion, comprised of approximately 226.4 million Yamana common shares, cash of $726.1 million, transaction costs of $28 million, and issued options acquired from Meridian. Yamana exchanged all outstanding options of Meridian (“Meridian options”) for options of Yamana at an exchange ratio of 2.809 and at a price equivalent to the original price divided by 2.809. The exchange ratio was calculated as the sum of 2.235 and the $6.99 (Cdn$7.00) cash component divided by the average closing price for the five days ending October 12, 2007. On October 12, 2007, 774,439 Meridian options were outstanding and were exchanged for 2,175,262 options of Yamana with a fair value of $17.4 million. The business combination was accounted for as a purchase transaction with Yamana as the acquirer of Meridian.

The allocation of the purchase price disclosed hereunder has been based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed below in the preliminary purchase price allocation.

The Company will complete a full and detailed valuation of the Meridian assets. It is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The purchase price allocation was calculated as follows:

Issued 226,416,943 Yamana common shares issued to acquire 100% of Meridian	$2,797,422
Fair value of options acquired	17,448
Cash consideration	726,099
Transaction costs	27,959
Purchase consideration	$3,568,928

The fair value of Yamana options were estimated at $17.4 million using the Black-Scholes option pricing model. The fair value was determined based on an option pricing model using the following assumptions:

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate (U.S. / CDN options)	3.06/4.25%
Expected life	0-3 years
Forfeitures	Nil

The preliminary purchase price allocation is as follows:

Net working capital acquired (including cash of $161.4 million)		$86,501
Restricted cash acquired		13,844
Mineral property, plant and equipment
Producing	1,119,642
Non-producing	4,255,516	5,375,158
Other long-term assets		49,849
Long-term liabilities		(156,167)
Future income tax liability		(1,753,447)
Non-controlling interest		(46,810)
		$3,568,928

ACQUISITION OF NORTHERN ORION RESOURCES INC.

During the year, Yamana entered into a business combination arrangement to acquire all the outstanding common shares of Northern Orion which owns a development project in Argentina and a 12.5% interest in Minera Alumbrera Ltd. Under the transaction, the shareholders of Northern Orion received 0.543 of a Yamana common share for each Northern Orion common share outstanding and $0.001 in cash for each Northern Orion common share. As at October 13, 2007, there were 154,103,861 common shares of Northern Orion outstanding. The volume adjusted share price of Yamana common shares for the period of two days prior to the day of the announcement, the day of the announcement, and the two days after the date of the announcement was $11.38 (Cdn$12.19).

On October 13, 2007, the Company completed the acquisition of 100% of the outstanding shares of Northern Orion. The business combination was accounted for as a purchase transaction, with Yamana as the acquirer of Northern Orion. Yamana also exchanged all outstanding employee options of Northern Orion for similar securities of Yamana at an exchange ratio of 0.543 and at a price equivalent to the original price divided by 0.543. All outstanding non-employee options and share purchase warrants of Northern Orion were exchanged for similar securities of Yamana at an exchange ratio of 0.543 and a price equivalent to the original price divided by 0.543, and $0.001 in cash for each non-employee option and share purchase warrant.

The Company will complete a full and detailed valuation of the fair value of the net assets of Northern Orion acquired. It is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The allocation of the purchase price disclosed hereunder is based upon management’s preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets acquired and the liabilities assumed. The actual fair values of the assets and liabilities will be determined as of the date of acquisition and may differ materially from the amounts disclosed in the preliminary purchase price allocation.

The purchase price was calculated as follows:

Issued 83,678,397 Yamana common shares to acquire 100% of Northern Orion	$951,885
Fair value of options and warrants acquired	237,426
Cash consideration	221
Transaction costs	8,179
Purchase consideration	$1,197,711

The fair value of Yamana warrants and stock options issued were valued at $202.7 million and $34.7 million, respectively using a Black-Scholes pricing model. These values were determined based on an option pricing model using the following assumptions.

Dividend yield	0.33%
Expected volatility	35%
Risk-free interest rate	4.66%
Expected life	0-3 years
Forfeitures	Nil

The preliminary purchase price allocation is as follows:

Net working capital acquired (including cash of $228.1 million)	$233,674
Property plant and equipment, net	3,375
Mineral properties and other assets	1,140,794
Equity investment in Minera Alumbrera Ltd.	256,176
Long-term liabilities	(16,372)
Future income tax liability	(419,936)
Net identifiable assets acquired	$1,197,711

ACQUISITION OF VICEROY EXPLORATION LTD.

In 2006, the Company acquired all of the outstanding common shares of Viceroy Exploration Ltd. (“Viceroy”), an exploration-stage company. The Company issued Viceroy shareholders 0.97 of a Yamana common share for each Viceroy common share. Yamana exchanged all outstanding shares, options and share purchase warrants of Viceroy for similar securities of Yamana at an exchange ratio of 0.97 of a Yamana common share for 1 Viceroy common share. Total consideration paid was approximately $550 million comprised of approximately 52.5 million common shares, transaction costs and issued options and share purchase warrants acquired from Viceroy. Yamana has consolidated the results of operations from October 13, 2006. On January 2, 2007, an additional 4 million shares were issued on the completion of the compulsory acquisition.

The purchase price was determined using the weighted average share price of approximately $9.70 per share for Yamana stock for the period of two days prior to the August 16, 2006 announcement date as well as two days following the announcement date.

The purchase price was calculated as follows:

Issued 52,542,397 Yamana common shares to acquire 100% of Viceroy	$509,841
Transaction costs	4,924
Fair value of options and warrants issued	35,230
Purchase Price	$549,995

The fair value of the Yamana warrants and stock options issued has been valued using a Black-Scholes pricing model at $12.2 million and $23 million, respectively. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	41%
Risk-free interest rate	4.12%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital (including cash and cash equivalents of $58.5 million)	$53,881
Property, plant and equipment	4,295
Mineral properties	750,448
Other assets	2,794
Future income taxes	(261,423)
Net identifiable assets	$549,995

ACQUISITION OF DESERT SUN MINING CORP.

On April 5, 2006, the Company completed the acquisition of Desert Sun Mining Corp. (“DSM”) which owned the Jacobina gold mine in the Bahia state of Brazil near the Company’s Fazenda Brasileiro mine. Total consideration was approximately $632 million comprised of approximately 63.9 million common shares, transaction costs and issued options and share purchase warrants. Yamana exchanged all outstanding shares, options and share purchase warrants of DSM for similar securities of Yamana at an exchange ratio of 0.6 of a Yamana common share for 1 DSM common share.

The value of shares issued to complete the transaction was determined using the weighted average share price of approximately $8.39 per share for Yamana stock for the period of two days prior to the announcement date as well as two days following the announcement date.

Yamana has consolidated the results of operations from the Jacobina Mine from the date of acquisition.

The purchase price was calculated as follows:

Issued 63,746,381 Yamana common shares to acquire 100% of DSM	$534,852
Shares issued for employee severance (174,068 common shares)	1,361
Transaction costs	3,094
Fair value of options and warrants issued	92,658
Purchase Price	$631,965

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $61.9 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $30.8 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	35%
Risk-free interest rate	3.92%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital acquired (including cash of $18.1 million)	$26,944
Property, plant and equipment	37,792
Mineral properties and other assets	665,867
Other assets	3,548
Silicosis liability	(17,154)
Other long-term liabilities	(6,954)
Future income taxes	(133,078)
Net identifiable assets	$576,965
Excess of purchase price allocated to goodwill	55,000
$631,965

ACQUISITION OF RNC GOLD INC.

On February 28, 2006, the Company completed the acquisition of RNC Gold Inc. (“RNC”) and 100% of the San Andrés Gold Mine in Honduras. The purchase price of this transaction totaled $53 million, comprised of approximately 5.8 million Yamana common shares, $22.3 million in cash and other transaction costs.

The value of shares issued to complete the acquisition was determined using the weighted average share price of approximately $5.22 per share for Yamana stock for the period commencing two days prior to the announcement date of the transaction and ending two days after the announcement date.

Yamana has consolidated the results of operations from the San Andrés Gold Mine from the date of acquisition.

The purchase price was calculated as follows:

Issued 4,910,283 Yamana common shares to acquire 100% of RNC	$25,494
Cash consideration to acquire 75% of Minerales de Occidente S.A. (San Andrés Gold Mine)	18,903
Common shares issued to acquire RNC (Honduras) Limited (872,093 common shares)	4,528
Transaction costs	3,409
Fair value of options and warrants issued	664
Purchase price	$52,998

The fair value of the Yamana warrants issued has been valued using a Black-Scholes pricing model at $0.4 million. The fair value of stock options issued has been estimated using a Black-Scholes option pricing model at $0.3 million. These values were determined based on an option pricing model using the following assumptions:

Dividend yield	0%
Expected volatility	40%
Risk-free interest rate	3.81%
Expected life	1-3 years
Forfeitures	Nil

The purchase price was allocated as follows:

Net working capital acquired	$1,504
Property, plant and equipment	13,528
Mineral properties and other assets	50,501
Loan payable	(1,427)
Asset retirement obligation	(2,894)
Future income taxes	(7,389)
Long-term liabilities	(825)
Net identifiable assets	$52,998

This transaction resulted in the Company acquiring the San Andrés Gold Mine and the La Libertad Mine along with a 60% interest in the Cerro Quema development stage property.

The Company had previously advanced $18.9 million in the form of a purchase loan on December 16, 2005 to RNC Gold Inc. to acquire 75% of the outstanding shares of Minerales de Occidente S.A. On February 28, 2006, RNC Gold Inc. exercised its option to acquire all of the outstanding shares of RNC (Honduras) Limited, a Belize corporation, which was the indirect owner of the remaining 25% interest in the San Andrés Gold Mine.

On July 6, 2006, the Company sold the La Libertad gold mine and its interest in the Cerro Quema development-stage property to Central Sun Mining Corp (formerly Glencairn Gold Corporation). Total consideration for the disposition was 32 million Glencairn common shares. The Company recognized a loss on the sale of these assets of $2.2 million.

5.              CASH AND CASH EQUIVALENTS

As part of cash and cash equivalents at December 31, 2007, the Company had $83.8 million (2006 - $nil) in short-term money market securities with a weighted average yield of 4.55%. The effective maturity dates of the short term money market securities held at December 31, 2007 were between January 2, 2008 and February 7, 2008.

6.              RESTRICTED CASH AND SHORT-TERM INVESTMENTS

At December 31, 2007, the Company had restricted cash of $14.2 million (2006 - $nil) and short-term money market securities of $43.8 million (2006-$nil) with a weighted average yield of 5.51%. The effective maturity dates of short-term investments held at December 31, 2007 were between January 2, 2008 and August 7, 2008. Included in short term investments are Auctions Rates Securities of $21.2 million which were fully redeemed at par value subsequent to the year end.

Restricted cash held in the United States represents funds on deposit that have been pledged as backing for letters of credit subject to annual renewal issued for reclamation bonding and relate to the Beartrack and Royal Mountain King mines in reclamation, acquired from the acquisition of Meridian.

7.              INVENTORY

	2007	2006
Metal in circuit and gold in process	$3,863	$8,257
Ore stockpiles	29,869	17,146
Product inventories	16,189	8,581
Material and supplies	47,705	17,268
	$97,626	$51,252

8.              PROPERTY, PLANT AND EQUIPMENT

	2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value
Land	$29,277	$—	$29,277	$2,447	$—	$2,447
Buildings	208,057	16,466	191,591	35,189	6,154	29,035
Machinery and equipment	264,724	31,992	232,732	106,078	13,838	92,240
Vehicles	18,168	3,615	14,553	8,472	2,363	6,109
Furniture and equipment	16,435	2,352	14,083	4,332	860	3,472
Computer equipment and software	5,615	1,182	4,433	1,971	482	1,489
	$542,276	$55,607	$486,669	$158,489	$23,697	$134,792

Amortization expense related to property, plant and equipment for the year ended December 31, 2007 was $31.9 million (2006 - $15.9 million; 2005 - $3.9 million).

9.              ASSETS UNDER CONSTRUCTION

	2007	2006
Gualcamayo, Argentina	$66,075	$—
São Vicente, Brazil	16,587	—
Chapada, Brazil	—	224,650
	$82,662	$224,650

During the year ended December 31, 2007, the Company capitalized $Nil of interest costs to the Chapada Project (2006 - $4.6 million).

10.       MINERAL PROPERTIES

	2007			2006
		Accumulated	Net Book		Accumulated	Net Book
	Cost	Depletion	Value	Cost	Depletion	Value
Depletable producing properties	$1,959,635	$61,396	$1,898,239	$816,410	$26,038	$790,372
Non-depletable development and exploration properties	6,239,113	—	6,239,114	706,360	—	706,360
	$8,198,748	$61,396	$8,137,353	$1,522,770	$26,038	$1,496,732

(i)          During the twelve month period ended December 31, 2007, the Company recorded an impairment charge against mineral property of $0.8 million (December 31, 2006 - $2.0 million) in respect to its Fazenda Nova Mine.

(ii)      On May 22, 2007, the Company acquired the Maria Preta property adjacent to its C1 Santa Luz property for totalconsideration of $11.0 million which was settled by the issuance of Yamana Common Shares.  The future income tax arising on the acquisition was $5.4 million creating a total book value for the Maria Preta property of $16.4 million.  A net profits royalty of 10% is payable on the first 250,000 ounces of gold produced or otherwise recovered.  This royalty increases to 20% of net profits realized once the Company has mined, produced or otherwise recovered in excess of 250,000 ounces.

11.       AVAILABLE-FOR-SALE SECURITIES

			2007		2006
				Cumulative		Cumulative
				Gains		Gains
Available-for-sale	% of			(Losses in)		(Losses in)
Investments	Ownership (i)	Cost	Fair value	OCI	Fair value	OCI (ii)
Central Sun Mining	13.3%	$27,369	$9,413	$(17,956)	$20,194	$(5,131)
Others	—	8,671	13,788	$5,117	3,602	962
		$36,040	$23,201	$(12,839)	$23,796	$(4,169)
Future tax recovery in OCI				2,033		659
After tax OCI amount				$(10,806)		$(3,510)

(i)  % ownership on an undiluted basis.

(ii)  Refer to Note 2 regarding adjustment to opening accumulated other comprehensive income.

Available for sale securities are reviewed quarterly for possible other-than-temporary impairment and more frequently when economic or market concerns warrant such evaluation. The review includes an analysis of the facts and circumstances of each individual investment including the severity of loss, the financial position and near term prospects of the issuer, the length of time the fair values has been below cost, and management’s intent and ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value and management’s market view and outlook. As at December 31, 2007, the Company’s investment in Central Sun Mining (formerly Glencairn Gold Corp.) had unrealized losses of $18 million. Management concluded that the unrealized losses in these securities are temporary. Management’s conclusion was based on its analysis of the financial position of the Central Sun, its review of recent public disclosures made by Central Sun, its review of industry analyst reports and expectations and share price trends subsequent to the period end. Additionally, the Company has the ability and the intention to hold onto these securities for a period of time sufficient to allow for the anticipated recovery in fair value.

12.       EQUITY INVESTMENT IN MINERA ALUMBRERA LTD.

The Company acquired a 12.5% indirect interest in the Bajo de la Alumbrera Mine, held by Minera Alumbrera Ltd. (“Alumbrera”) through its acquisition of Northern Orion. The investment has been accounted for using the equity method and earnings of Alumbrera have been included in the earnings of the Company as of October 13, 2007, the date of acquisition.

Acquisition of investment	$256,177
Equity in earnings	3,820
Cash distributions received	(19,375)
Balance, end of year	$240,622

The equity investment in Alumbrera includes $154.2 million representing the unamortized excess of the purchase price over the underlying net book value of the investee’s assets as at December 31, 2007. The excess is attributable to the value of mineral properties within the investee based on estimated fair values and is amortized over the life of the mine.

13.       LONG-TERM INVESTMENTS

As at December 31, 2007, long-term investments included third party-sponsored asset backed commercial paper (“ABCP”), Agency Bonds, Corporate Bonds and Auction Rate Securities (“ARS”). Long-term investments were acquired by the Company through its acquisitions of Meridian and Northern Orion.

As at December 31, 2007, the Company had the following long-term investments outstanding:

	Weighted
	average	Fair Market
Security	yield (%)	Value	Par Value	Maturity
Third party sponsored Asset-backed Commercial Paper (i)	4.64	$7,538	$15,076	2007
Auction Rate Securities (ii)	6.51	15,550	30,100	2008
Corporate and Agency Bonds	5.25	7,025	7,000	2009-2011
		$30,113	$52,176

(i) Third-party sponsored Asset-backed commercial paper (“ABCP”)

In August 2007, the Canadian ABCP market experienced liquidity problems. A consortium representing banks, asset providers and major investors agreed in principle to a long-term proposal and interim agreement regarding ABCP (the “Montreal Proposal”). On December 23, 2007, the Pan Canadian Committee (the “Committee”), which was formed to oversee the proposed restructuring process of the ABCP, approved an agreement in principle to restructure the ABCP issued by the 20 trusts covered by the Montreal Proposal, which includes the investments held by the Company. The Committee expects a AAA rating for most of the restructured notes which, together with the full transparency of the underlying assets supporting these notes, will facilitate trading. Under the Committee proposal, all of the ABCP will be converted into term floating rate notes which better match the duration of the underlying assets.

The restructuring will also pool certain series of ABCP which are supported in whole or in part by underlying synthetic assets. Under this arrangement, there will be three distinct restructuring solutions for (1) Traditional-ABCP which is supported solely by traditional securitized assets, (2) Synthetic-ABCP which is supported by synthetic assets, or a combination of synthetic and traditional securitized assets, and (3) Ineligible- ABCP supported primarily by U.S. subprime mortgage assets. The approval of the restructuring is subject to a vote by all investors, and the Committee expects that the restructuring will close by March 31, 2008.

At December 31, 2007, the Company held $15.1 million of ABCP, which, using the Committee’s categorizations, was classified as Synthetic. The Company has classified its ABCP as long-term investments as there is no assurance that these assets will be restructured to mature within the next twelve months and would be presented as an investing activity in the consolidated statement of cash flows. The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The Company has estimated the fair value of its investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The Company has used a probability-weighted discounted cash flow approach to value its ABCP investments at December 31, 2007 which considered expected interest rates, estimated restructuring fees, and estimated renegotiated maturity dates. Due to the estimates inherent in the calculation, the fair value of the investments may change materially in the future. As a result of the valuation, the Company has recorded a write-down of $7.5 million on the ABCP, which has been reflected in the value of the ABCP at the date of acquisition of Northern Orion at October 13, 2007.

(ii) Auction-Rate Securities (“ARS”)

Auction rate securities are generally long-term debt instruments that provide liquidity through an auction process that resets the applicable interest rate at pre-determined calendar intervals, generally every 28 days. This mechanism generally allows investors to rollover their holdings and continue to own their respective securities or liquidate their holds by selling the securities at par value. However, in the second half of 2007, certain auction rate securities failed to auction because the amount of securities submitted for sale has exceeded the amount of purchase orders. Accordingly, the Company still holds these long-term securities and is due interest at a higher rate than similar securities for which auctions have cleared. The Company’s investment in ARS continues to be classified as Moody’s AAA and AA2, including those that have been subject to failure. The ARS have prospects of the creation of a secondary trading market although the ultimate outcome is currently uncertain.

Based on valuation models and an analysis of other impairment factors, the Company has recorded an impairment of $14.6 million on the ARS with an original par value of $30.1 million. This impairment has been reflected in the value of the ARS recorded on acquisition of Meridian at October 12, 2007. Due to the uncertainty with respect to the liquidity of the investments, the Company has classified these securities as non-current at December 31, 2007, and any change in the value would be presented as an investing activity in the statement of cash flows.

14.       OTHER ASSETS

	2007	2006
Long-term tax credits (i)	$47,597	$28,906
Prepaid labour agreement costs	5,503	—
Deferred financing charges	—	3,562
Pension related assets	1,392	—
Long-term receivables	1,756	—
Other	1,336	1,984
	$57,584	$34,452

(i)  Long-term tax credits consist of South American sales taxes which are recoverable against other taxes payable and value added tax credits.

15.       GOODWILL

The goodwill represents the excess of the purchase price over the fair value of net assets acquired on the acquisition of the Jacobina Mine and related assets. The Company tests goodwill for impairment annually in the fourth quarter of the fiscal year.

16.       CREDIT FACILITIES

	Face Value	2007	2006
$ 400 million Non-revolving facility (i)	$400,000	$395,415	$—
$ 300 million Revolving credit facility (ii)	230,000	227,009	—
	630,000	622,424	—
Less: current portion		(83,245)	—
Long-term portion		$539,179	$—

(i) Includes transaction costs of $4.6 million net of amortization.
(ii) Includes transaction costs of $3 million net of amortization.

Effective December 15, 2006, Yamana entered into a $200 million revolving credit facility with a syndicate of banks. During the quarter ended June 30, 2007, the Company increased its revolving credit facility to $300 million. During the quarter ended September 30, 2007, the Company obtained a commitment for a non-revolving term credit facility of up to $400 million and revised terms on a $300 million revolving credit facility, for a total credit facility of $700 million conditional upon the acquisition of 50% of the issued and outstanding common shares of Meridian. As at December 31, 2007, the Company had acquired 100% of the issued and outstanding common shares of Meridian. Refer to Note 4.

Each of the $400 million and $300 million credit facilities is secured by guarantees from, and pledge of shares of, certain operating subsidiaries, and will mature in 2012. Amounts drawn under the respective facilities bear an interest rate of LIBOR plus 0.95% to 1.50% per annum, depending on the Company’s debt to EBITDA ratio. Undrawn amounts are subject to a commitment fee of 0.2% to 0.4% per annum dependent on the Company’s debt to EBITDA ratio. The effective interest rate at December 31, 2007 was 6.01% and 5.74% on the non-revolving credit facility and revolving credit facility respectively.

The following is a schedule of future credit facility principal repayments:

	Non-revolving facility	Revolving facility
2008	$84,211	$—
2009	84,211	—
2010	84,211	—
2011	84,211	—
2012	63,156	230,000
	$400,000	$230,000

17.  ASSET RETIREMENT OBLIGATIONS

The asset retirement obligations relate to reclamation and closure costs relating to the Company’s mine operations and projects under development. The asset retirement obligations are calculated as the net present value of estimated future cash flows which total $80.3 million discounted using a credit adjusted risk-free rate of 7%. The settlement of the obligations will occur through to 2032. Reclamation and closure costs of the mines and projects are incurred in Brazilian Reais, Chilean Pesos, Argentine Pesos, US Dollars and Honduran Lempira and are thus subject to translation gains and losses from one reporting period to the next in accordance with the Company’s accounting policy for foreign currency translation of monetary items.

The following is an analysis of the asset retirement obligations:

	2007	2006
Balance, beginning of year	$18,720	$8,012
Accretion incurred in the current year	3,056	636
Reclamation obligations assumed on acquisitions	39,057	4,699
Additions to site reclamation during the year	13,217	5,013
Foreign exchange loss	2,673	718
Expenditures during the current year	(4,710)	(358)
	$72,013	$18,720
Less: Current portion included in other current liabilities	(8,569)	—
Balance, end of year	$63,444	$18,720

18.  LONG-TERM LIABILITIES

	2007	2006
Silicosis liability	$22,865	$17,022
Long-term income taxes (i)	85,976	—
Pension related liability	1,081	—
Severence accruals	9,439	1,954
Royalty payable (ii)	15,079	—
Other	8,276	—
	142,716	18,976
Less: current portion	—	(1,927)
Long-term portion	$142,716	$17,049

(i)

The Company is subject to additional taxes in Chile on the repatriation of profits to its foreign shareholders.Additional taxes in the amount of $86 million have been accrued on the assumption that the profits will be repatriated.

(ii)

The Company has an agreement with Miramar Mining Corporation (“Miramar”) for a Proceeds Interest of Cdn$15 million. The agreement entitles Miramar to receive the economic equivalent of a 2.5% net smelter return royalty on all production from the Company’s mining properties held at the time of Northern Orion entering into the agreement, or 50% of the net proceeds of disposition of any interest in the Agua Rica property until the Proceeds Interest is paid.

19.       EMPLOYEE FUTURE BENEFITS

The Company has defined benefit pension plans covering certain North American employees. The defined pension benefits are based on years of service and average yearly earnings. The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year. The Company’s consolidated balance sheet includes the accrued benefit asset in other assets in the amount of $1.4 million (2006 - $nil), and the accrued benefit liability in other liabilities in the amount of $1.1 million (2006 - $nil). Included in general and administrative expenses on the Company’s consolidated statement of operations is $0.1 million (2006 - $nil) of pension cost expense.

20.       CAPITAL STOCK

(a) COMMON SHARES ISSUED AND OUTSTANDING:

	2007		2006
	Number of		Number of
	Common		Common
	shares	Amount	shares	Amount
Balance, beginning of year	344,595	$1,619,850	191,342	$310,409
Exercise of options and share appreciation rights (i)	8,096	74,146	9,634	55,440
Exercise of warrants (ii)	2,411	24,945	5,906	27,154
Issued for the acquisition of RNC (Note 4)	—	—	4,910	25,494
Issued for the acquisition of RNC (Honduras) Limited (Note 4)	—	—	872	4,528
Issued in settlement of amounts payable	—	—	139	1,163
Public offering	—	—	17,400	170,030
Issued for the acquisition of DSM (Note 4)	—	—	63,920	536,214
Issued for the acquisition of Viceroy (Note 4)	2,370	23,006	50,172	486,835
Issued for the acquisition of Meridian (Note 4)	226,417	2,797,422	—	—
Issued for the acquisition of Northern Orion (Note 4)	83,678	951,885	—	—
Shares issued on acquisition of mineral properties (Note 10 (ii))	826	10,976	—	—
Shares issued as compensation (iii)	24	288	300	2,583
Balance, end of year	668,417	$5,502,518	344,595	$1,619,850

(i)   During the year ended December 31, 2007, the Company issued 8.1 million shares to optionees on the exercise of their share options and appreciation rights for cash proceeds of $34.4 million. Previously recognized stock-based compensation in the amount of $40.1 million on the options exercised was added to share capital with a corresponding decrease to contributed surplus and shares to be issued.

(ii)  During the year ended December 31, 2007, the Company issued 2.4 million shares to warrant holders on the exercise of their warrants of which 1.7 million shares were issued on warrants exercised in 2006 and classified as shares to be issued with cash proceeds of 4.3 million received in 2006. Cash proceeds for 2007 were $3.6 million. An amount of $4.9 million was added to share capital with a corresponding decrease to share purchase warrants with respect to these exercises.

(iii) On January 22, 2007, the Board of Directors issued 24,072 common shares to employees of the Company under the Share Incentive Plan.

(b) CONTRIBUTED SURPLUS

	2007	2006
Balance, beginning of period	$61,578	$4,676
Transfer of stock-based compensation on the exercise of stock options and share appreciation rights	(7,474)	(1,761)
Stock-based compensation on options granted and/or vested (Note 23)	438	38,516
Value of options issued on the acquisition of Meridian (Note 4)	17,448	—
Value of options and issued on the acquisition of Northern Orion (Note 4)	34,718	—
Value of options issued on the acquisition of RNC (Note 4)	—	264
Value of options issued on the acquisition of DSM (Note 4)	—	30,771
Value of options issued on the acquisition of Viceroy (Note 4)	—	23,006
Reversal of value of options on the exercise of options held by former Meridian and Northern Orion option holders	(14,563)	—
Reversal of value of options on the exercise of options held by former RNC, DSM & Viceroy option holders	(14,752)	(31,519)
Transfer of value on the exercise of options included in shares to be issued	—	(2,377)
Expiry of warrants	—	2
Balance, end of year	$77,393	$61,578

(c) WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND DILUTIVE COMMON SHARE EQUIVALENTS

	2007	2006	2005
Weighted average number of common shares	415,232	276,617	144,888
Weighted average number of dilutive warrants	11,314	—	—
Weighted average number of dilutive stock options	5,371	—	—
Dilutive weighted average number of common shares	431,917	276,617	144,888

Total options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares for the period ended December 31, 2007 were 18,000 (2006 - 196,500) and 4.9 million (2006 - 4.9 million), respectively.

21.       ACCUMULATED OTHER COMPREHENSIVE INCOME

	2007	2006	2005
Opening adjustment, net of tax (Note 2)	$(3,510)	$—	$—
Unrealized losses on available-for-sale securities, net of tax expense	(7,296)	—	—
Effective portion of change in fair value of cash flow hedging instruments, net of tax expense	6,951	—	—
Balance, end of period	$(3,855)	$—	$—

22.       SHARE PURCHASE WARRANTS

A summary of issued share purchase warrants as at the year end and the changes thereof during the year are as follows:

	2007			2006			2005
		Weighted			Weighted			Weighted
		average			average			average
	Number	Exercise		Number	Exercise		Number	Exercise
	of Warrants (000’s)	Price (Cdn$ )	Value	of Warrants (000’s)	Price (Cdn$ )	Value	of Warrants (000’s)	Price (Cdn$ )	Value
Outstanding, beginning of year	16,890	$8.66	$73,004	5,308	$4.43	$3,737	43,434	$1.78	$10,864
Issued	30,718	5.91	202,707	19,893	8.49	87,622	2,500	4.70	1,374
Expired and exercised	(711)	5.03	(4,906)	(8,311)	5.56	(18,355)	(40,626)	1.51	(8,501)
Outstanding and exercisable, end of year	46,897	$6.91	$270,805	16,890	$8.66	$73,004	5,308	$4.43	$3,737

The fair value of the issued warrants has been valued using a Black-Scholes pricing model at $202.7 million.These values were determined based on an option pricing model with the following assumptions:

	2007	2006	2005
Dividend yield	0.33%	0%	0%
Expected volatility	35%	35%-41%	34%
Risk-free interest rate	3.06% - 4.66%	3.92% -4.33%	3.4%
Expected life	1-3 years	1-5 years	5 years
Forfeitures	Nil	Nil	Nil

The Company had the following share purchase warrants outstanding as at December 31, 2007:

	Issuable	Weighted
	Shares on	Average
	Exercise of	Remaining
Exercise Price	Warrants	Contractual Life
(Cdn$ )	(000’s)	(Years)
$19.08	4,886	3.35
11.05	9,201	2.13
10.42	444	2.22
4.17	11,500	0.89
3.68	20,866	0.41
$6.91	46,897	1.19

The following series of warrants are publicly traded:

Issuable
Shares on
Exercise of
Exercise Price	Warrants
(Cdn$)	(000’s)
$11.05	9,201
4.17	11,500
3.68	20,866

23.       STOCK OPTIONS

Yamana’s Share Incentive Plan is designed to advance the interests of the Company by encouraging employees, officers, directors and consultants to have equity participation in the Company through the acquisition of common shares. The Share Incentive Plan is comprised of a share option component and a share bonus component. The aggregate maximum number of common shares that may be reserved for issuance under the Share Incentive Plan is 24.9 million (December 31, 2006 - 24.9 million; December 31, 2005 - 9.5 million). Pursuant to the share bonus component of the Share Incentive Plan, common shares may be issued as a discretionary bonus to employees, officers, directors and consultants of the Company. Options granted under the share option component of the Share Incentive Plan have an exercise price of not less than the closing price of the common shares on the Toronto Stock Exchange (“TSX”) on the trading day immediately preceding the date on which the options are granted and are exercisable for a period not to exceed ten years.

The Share Incentive Plan also provides for the granting of share appreciation rights to optionees. An optionee is entitled to elect to terminate his or her option, in whole or part, and, in lieu of receiving the common shares to which their terminated option relates, to receive that number of common shares, disregarding fractions which, when multiplied by the fair value of the common shares to which their terminated option relates, has a total value equal to the product of the number of such common shares times the difference between the fair value and the option price per share of such common shares, less any amount required to be withheld on account of income taxes.

A summary of the stock options issued to acquire common shares under the Company’s Share Incentive Plan as at the period end and the changes thereof during the period is as follows:

	2007		2006		2005
		Weighted		Weighted		Weighted
		average		average		average
	Number	Exercise	Number	Exercise	Number	Exercise
	of Options	Price	of Options	Price	of Options	Price
	(000’s)	(Cdn$ )	(000’s)	(Cdn$ )	(000’s)	(Cdn$ )
Outstanding, beginning of year	16,127	$7.27	7,954	$2.67	6,660	$2.04
Issued	8,991	6.87	18,302	6.82	2,785	3.78
Exercised	(7,848)	4.97	(9,940)	2.58	(1,485)	1.97
Expired and cancelled	(86)	13.06	(189)	15.61	(6)	2.93
Outstanding, end of year	17,184	$8.08	16,127	$7.27	7,954	$2.67
Exercisable, end of year	17,184	8.08	15,928	7.23	7,954	2.67

(i)   Stock options issued by the Company during 2007 are as follows: issued to former option holders of Meridian at time of acquisition, 2.2 million; issued to former option holders of Northern Orion at time of acquisition, 6.8 million.

Stock options outstanding and exercisable as at December 31, 2007 are as follows:

		Outstanding Weighted
	Quantity	Average Remaining
Exercise Price	Outstanding	Contractual Life
(Cdn$ )	(000’s)	(Years)
$0.01-$2.99	1,870	2.12
$3.00-$4.99	755	6.21
$5.00-$5.99	1,525	1.21
$6.00-$7.99	430	3.24
$9.00-$9.99	11,206	2.87
$10.00-$15.00	805	3.75

		Outstanding Weighted
	Quantity	Average Remaining
Exercise Price	Outstanding	Contractual Life
(US$ )	(000’s)	(Years)
$0.01-$3.99	139	4.92
$4.00-$5.99	242	6.55
$6.00-$8.99	212	6.98

24.       NON-CONTROLLING INTEREST

Agua De La Falda S.A.
Arising from acquisition of Meridian (Note 4)	$46,810

The Company acquired a 56.7% interest in Agua De La Falda (“ADLF”) through its acquisition of Meridian. ADLF meets the classification under AcG-15 as a variable interest entity and is consolidated in the financial statements of the Company. The interest in the variable interest entity is consolidated and the non-controlling interest for the interest of the Company’s partner is recorded at the estimated fair value at the date of acquisition.

25.       INTEREST AND FINANCING EXPENSE

During the year the Company expensed the following:

	2007	2006	2005
Interest expense on long-term debt	$7,960	$—	$—
Interest on derivative options	3,294	2,720	—
Debt repayment and estinguishment expense	1,957	24,750	—
Financial fees	6,030	1,376	94
Bank fees and interest	2,793	—	—
	$22,034	$28,846	$94

26.       INCOME TAXES

(a) INCOME TAX EXPENSE

The following table reconciles income taxes calculated at statutory rates with the income tax expense in these financial statements:

	2007	2006	2005
(Loss) earnings before income taxes	$223,134	$(95,202)	$(8,435)
Canadian statutory tax rate	36.12%	36.12%	36.12%

Expected income tax expense (recovery)	$80,596	$(34,387)	$(3,047)
Impact of lower foreign tax rates	(14,425)	(161)	(883)
Impact of changes in tax legislation	(8,723)	137	—
Permanent differences	4,761	16,792	1,935
Non-taxable items	—	(7,929)	(550)
Change in valuation allowance	(10,217)	(5,832)	(4,297)
Foreign exchange	12,606	7,825	2,518
Losses not (recognized) benefited	5,387	(1,484)	—
Other	(6,113)	—	—
Income tax expense (recovery)	$63,872	$(25,039)	$(4,324)
Represented by:
Current income tax expense	$79,350	$6,038	$123
Future Income tax recovery	(15,478)	(31,077)	(4,447)
Income tax expense (recovery)	$63,872	$(25,039)	$(4,324)

(b) FUTURE INCOME TAXES

The temporary differences that give rise to future income tax assets and liabilities are presented below:

Future Income Tax Assets	2007	2006
Reserves	$2,567	$—
Asset retirement obligation	2,327	—
Other	3,430	—
Gross current future income tax assets	$8,323	$—
Amounts related to tax losses	$101,446	$30,780
Financing costs	12,134	10,535
Asset retirement obligation	10,121	403
Derivative liability	24,781	16,329
Mineral properties and property, plant and equipment	59,405	3,965
Unrealized foreign exchange losses	10,233	3,053
Reserves	913	—
Available for sale securities	2,150	—
Other	6,123	713
Gross long-term future income tax assets	$227,306	$65,778
Less: Valuation allowance	(102,884)	(11,994)
Net long-term future income tax assets	$124,422	$53,784
Net future income tax assests	$132,744	$53,784

Future Income Tax Liabilities	2007	2006
Accounts receivable	$(2,964)	—
Other	(758)	—
Current future income tax liabilities (classified with other current liabilities)	$(3,722)	$—
Mineral properties and property, plant and equipment	$(2,678,270)	$(314,178)
Unrealized foreign exchange gains	(38,277)	(12,588)
Amounts relating to tax losses	13,674	—
Available for sale securities	5,443	—
Business development expenses	—	(1,448)
Other	1,043	(158)
Long-term future income tax liabilities	$(2,696,387)	$(328,372)
Net future income tax liabilities	$(2,700,109)	$(328,372)
Net future income tax assets (liabilities)	$(2,567,365)	$(274,588)

The Company has entered into foreign investment contracts under Chilean Decree Law 600 (“DL600”). The Company is committed to an election to be subject to a maximum 4% rate for the Chilean mining royalty tax and tax stabilization through 2017 at a 35% tax rate, in return for ceasing to use accelerated depreciation for tax purposes beginning in 2008.

The Company is subject to a separate DL600 contract, related to Minera Florida Limitada, a wholly owned subsidiary which owns the Minera Florida Mine, which also provides for a 35% tax rate.

(c) NON-CAPITAL LOSSES

The Company has non-capital losses of approximately $384 million (2006 - $40 million) available to apply against future taxable income. Approximately $166 million of these losses are subject to a reduction allowance.

Loss carry forwards at December 31, 2007 will expire as follows:

	Canada	US	Brazil	Chile	Argentina	Other	Total
2008	$91	$—	$—	$—	$5,059	$—	$5,150
2009	17	—	—	—	3,650	—	3,667
2010	6	109	—	—	2,793	—	2,908
2011	2,525	161	—	—	1,771	—	4,457
2012	—	6,554	—	—	2,146	—	8,700
2013 and onwards	53,896	126,201	—	—	—	16,478	196,575
Unlimited	—	—	119,961	30,073	—	12,922	162,956
	$56,535	$133,025	$119,961	$30,073	$15,419	$29,400	$384,413

27.       SUPPLEMENTARY CASH FLOW INFORMATION

(a)   SUPPLEMENTARY INFORMATION REGARDING OTHER NON-CASH INVESTING AND FINANCING TRANSACTIONS:

	2007	2006	2005
Transfer of contributed surplus on the exercise of stock options and share appreciation rights	$(36,789)	$(33,281)	$(324)
Accrued interest capitalized to assets under construction	—	4,556	6,847
Issue of shares on business acquisitions	3,749,307	1,053,071	—
Share purchase warrants recognized on the issue of warrants on business acquisitions	202,707	74,511	—
Common shares received as consideration of assets sold during the year	4,234	20,800	—
Issue of shares on acquisition of mineral properties	10,976	—	—
Issue of to be issued shares on exercise options and warrants	19,486	—	—
Issue of shares on business acquisition completed in prior period	23,006	—	—
Issue of share purchase warrants in settlement of notes payable	—	13,111	—
Issue of share in settlement of amounts payable	—	1,163	—
Contributed surplus recognized on the issue of stock options on business acquisitions	52,166	54,041	—
Deferred financing charges on the issue of warrants	—	—	1,374
Expired warrants	—	2	927
Proceeds on conversion of long-term credit facilities to US dollars	598,301	—	—
Repayment of long-term credit facilities on conversion to US dollars	(571,339)	—	—
Other	$5,192	$—	$—

(b) INTEREST AND INCOME TAX PAID:

	2007	2006	2005
Interest paid during the year	$18,357	$13,270	$1,363
Income taxes paid during the year	$39,504	$1,804	$464

(c) NET CHANGE IN NON-CASH WORKING CAPITAL, NET OF ACQUISITIONS:

	2007	2006	2005
Net (increase) decrease in
Accounts receivable	$(69,083)	$(2,560)	$876
Advances and deposits	(37,813)	(13,192)	(3,792)
Inventory	(30,685)	(25,712)	(5,491)
Income taxes recoverable	(17,999)	(672)	(1,261)
Derivative related assets	—	3,570	—
Other assets	150	—	—
Net increase (decrease) in
Accounts payable	(8,314)	(4,257)	(2,185)
Accrued liabilities	94,398	(2,500)	8,615
Income taxes payable	52,834	1,937	203
Derivative related liability	17,206	—	—
Other current liabilities	336	—	—
	$1,030	$(43,386)	$(3,035)

Changes in non-cash working capital items are net of working capital items related to assets under construction and working capital items acquired and disposed of during the period.

28.     JOINT VENTURE

The Company holds a 40% interest in a joint venture with Barrick Gold Corporation (“Barrick”) for the Rossi property in Nevada acquired through the acquisition of Meridian.

The following details the Company’s share of statement of operations, cash flows and balance sheets in the Rossi joint venture which has been proportionately consolidated:

2007
Proportionate Statements of Joint Venture Operation
Revenues	$2,761
Cost of sales	(1,768)
Depreciation, amortization and depletion	(878)
Other income (expense)	(105)
Minority interest	—
Income taxes	—
Net income	$10
Proportionate Joint Venture Balance Sheet
Current assets	$2,534
Capital	52,344
$54,878
Current liabilities	$640
Long-term liabilities	256
Yamana’s investment carrying value	53,982
$54,878
Proportionate Statements of Joint Venture Cash Flows
Operating activities	$329
Investing activities	(329)
Financing activities	—
Increase in cash and cash equivalents during the period	$—

29. SEGMENTED INFORMATION

The Company considers its business to consist of geographical segments primarily in Brazil, Chile, Central America, Argentina and its corporate head office in Canada. The Company’s operating segments are Brazil, Chile, Central America and Canada (which is solely comprised of corporate and administrative activities).

Capital assets referred to below consist of land, buildings, equipment, mineral properties, exploration costs and assets under construction and goodwill.

				Central America		Less: Assets
2007	Brazil	Chile	Argentina	and Other	Corporate	Sold	Total
Capital Assets	$1,283,434	$5,158,547	$2,121,601	$196,717	$1,385	$—	$8,761,684
Total Assets	$1,677,990	$5,296,083	$2,151,287	$210,678	$559,886	$—	$9,895,924
Sales	$629,686	$77,912	$—	$39,493	$—	$—	$747,091
Capital expenditures	$165,210	$22,763	$72,244	$12,014	$921	$—	$273,152

				Central America		Less: Assets
2006	Brazil	Chile	Argentina	and Other	Corporate	Sold	Total
Capital Assets	$1,197,582	$—	$667,115	$45,719	$758	$—	$1,911,174
Total Assets	$1,366,585	$—	$676,399	$57,288	$80,920	$—	$2,181,192
Sales	$135,869	$—	$—	$33,337	$—	$—	$169,206
Capital expenditures	$209,341	$—	$3,599	$5,637	$724	$—	$219,301

				Central America		Less: Assets
2005	Brazil	Chile	Argentina	and Other	Corporate	Sold	Total
Capital Assets	$245,015	$—	$5,667	$—	$200	$(5,667)	$245,215
Total Assets	$324,073	$—	$5,667	$—	$144,373	$(5,667)	$468,446
Sales	$46,038	$—	$—	$—	$—	$—	$46,038
Capital expenditures	$160,854	$—	$—	$—	$128	$—	$160,982

RECONCILIATION OF SEGMENT INCOME

				Central America
2007	Brazil	Chile	Argentina	and Other	Corporate	Total
Revenues	$629,687	$77,912	$—	$39,492	$—	$747,091
Cost of sales	(235,284)	(28,649)	—	(23,707)	—	$(287,640)
Depreciation, amortization and depletion	(50,917)	(15,640)	—	(5,258)	—	$(71,815)
Accretion of asset retirement obligation	(2,313)	(198)	—	(545)	—	$(3,056)
Segment earnings	$341,173	$33,425	$—	$9,982	$—	$384,580
General and administrative	(27,027)	(1,864)	(1)	(1,842)	(37,791)	$(68,525)
Foreign exchange (loss) gain	(27,576)	171	5,027	(1)	(18,006)	$(40,385)
Stock-based compensation	—	—	—	—	(726)	$(726)
Other losses	1,051	—	—	—	—	$1,051
Operating earnings (loss)	$287,621	$31,732	$5,026	$8,139	$(56,523)	$275,995
Investment and other business income	3,909	1,249	38	206	6,101	$11,503
Interest and financing expense	(7,099)	—	—	—	(14,935)	$(22,034)
Equity earnings	—	—	3,820	—	—	$3,820
Unrealized loss on commodity contracts	—	—	—	—	(29,068)	$(29,068)
Realized loss on commodity contract	—	—	—	—	(17,082)	$(17,082)
Earnings (loss) before income taxes	$284,431	$32,981	$8,884	$8,345	$(111,507)	$223,134

		Central
		America
2006	Brazil	and Other	Corporate	Total
Revenues	$135,869	$33,337	—	$169,206
Cost of sales	(79,929)	(20,075)	—	(100,004)
Depreciation, amortization and depletion	(28,693)	(4,817)	—	(33,510)
Accretion of asset retirement obligation	(534)	(102)	—	(636)

Segment earnings	$27,713	$8,343	$—	$35,056

General and administrative	(14,548)	—	(9,802)	(24,350)
Foreign exchange gain	278	—	65	343
Loss on impairment of the Fazenda Nova Mine	(3,675)	—	—	(3,675)
Stock-based compensation	—	—	(41,099)	(41,099)
Operating earnings (loss)	8,768	8,343	(50,836)	(33,725)
Investment and other business income	2,376	—	2,952	5,328
Interest and financing expense	(1,301)	—	(27,545)	(28,846)
Unrealized loss on commodity contracts	—	—	(35,773)	(35,773)
Loss arising from assets held for sale (Note 5)	—	(2,186)	—	(2,186)
Earnings (loss) before income taxes	$9,843	$6,157	$(111,202)	$(95,202)

Prior to 2006, the Company’s Brazilian operations represented the Company’s sole operating segment.

30.	CONTRACTUAL COMMITMENTS

In addition to commitments otherwise reported in these financial statements the Company is contractually committed to the following as at December 31, 2007:

Year	2008	2009	2010	2011	2012	Thereafter	Total
Mine operating/ construction and service contracts:
Fazenda Brasileiro	$4,676	$685	$—	$—	$—	$—	$5,361
Chapada	21,828	10,255	—	—	—	—	32,083
São Vicente	3,357	—	—	—	—	—	3,357
São Francisco	29,509	12,207	11,832	11,832	6,743	3,447	75,570
Jacobina	652	378	30	—	—	—	1,060
San Andrés	1,861	1,500	1,500	—	—	—	4,861
Gualcamayo	41,112	2,232	29	—	—	—	43,373
El Peñón	86,108	86,108	13,844	5,768	—	—	191,828
Minera Florida	1,549	798	548	548	548	2,738	6,729
Other	2,925	1,396	1,071	551	392	33	6,368
	$193,577	$115,559	$28,854	$18,699	$7,683	$6,218	$370,590

31.  FINANCIAL INSTRUMENTS

(a) FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company’s financial instruments comprise of primarily, cash and cash equivalents, restricted cash, accounts receivable, advances and deposits, marketable securities, accounts payable and other current liabilities, derivative assets (liabilities) and income taxes payable (recoverable). The carrying values of these items approximate their fair values due to the relatively short-term maturities of these instruments. Concentrate sales were fair valued based on published and observable prices. Fair values of derivatives were based on published and observable market prices for similar instruments and on market closing prices at period end. The Company recorded a mark-to-market loss of $29.1 million (December 31, 2006 - $35.8 million; December 31, 2005 - $8.6 million) on commodity contracts for the year.

There were no material differences between the carrying value and fair value of long-term assets and liabilities except for the credit facilities, which have a carrying value of $622.4 million (2006 – $nil), comprised of a short-term and a long-term portion as described in Note 16, and a fair value of $632.7 million. The fair value was calculated discounting the future cash flows by a discount factor based on risk-free interest rates. Fair values of long-term investments were calculated based on market information the Company’s best estimate.

In addition, the Company has silver forward contracts which had a fair market value of $0.9 million loss as at December 31, 2007. The fair value of the contract is being recognized over the two year term of the contract ending 2009.

The following table summarizes derivative related assets:

	2007	2006
Currency Contracts
Forward contracts	$17,947	$—
Long-call option contracts	267	—
	18,214
Less: Current portion	(10,560)	—
Long-term portion	$7,654	$—

The following table summarizes the components of derivative related liabilities:

	2007	2006
Commodity Contracts
Forward contracts	$(63,473)	$(77,360)
Long-call option contracts	23,025	81,920
Option premium	(33,114)	(48,983)
	$(73,562)	$(44,423)
Interest Rate Contracts
Interest rate swaps	(8,325)	—
	$(81,887)	$(44,423)
Less: Current portion	53,954	21,163
Long-term portion	$(27,933)	$(23,260)

The following table summarizes unrealized derivative gains (losses):

	2007	2006	2005
Non-hedge derivatives
Commodity contracts	$(27,305)	$(35,773)	$(8,615)
Share purchase warrants held	(576)	—	—
	(27,881)	(35,773)	(8,615)
Hedge ineffectiveness
Ongoing hedge ineffectiveness	(1,187)	—	—
	(29,068)	(35,773)	(8,615)

The following table summarizes realized derivative gains (losses):

	2007	2006	2005
Commodity contracts	$(17,082)	$—	$—
Current income taxes	6,170	—	—

Additionally, included in cost of sales are realized gains in respect to currency derivative contracts in the amount of $6 million (2006 - $nil; 2005 - $nil).

The following table summarizes cash flow currency and interest rate hedge gains (losses) in OCI (Note 11):

	2007	2006	2005
Effective portion of change in fair value of hedging instruments	$10,619	$—	$—
Balance, end of period	10,619	—	—
Future income tax	(3,668)	—	—
	$6,951	$—	$—

(b) CURRENCY RISK

The Company’s sales are predominately denominated in US dollars. The Company is primarily exposed to currency fluctuations relative to the US dollar as a significant portion of the Company’s operating costs and capital expenditures are denominated in foreign currencies predominately the Brazilian Real, the Argentine Peso and the Chilean Peso. Monetary assets denominated in foreign currencies are also exposed to foreign currency fluctuations. These potential currency fluctuations could have a significant impact on production costs and thereby the profitability of the Company.

During the first quarter, the Company entered into forward contracts to economically hedge against the risk of an increase in the value of the Real versus the US dollar. Currency contracts totaling 280 million Reais have been designated against forecast Reais denominated expenditures as a hedge against the variability of the US dollar amount of those expenditures caused by changes in the currency exchange rates over the next four years. Of this, 77.5 million Reais have been settled as at December 31, 2007. These contracts fix the rate of exchange for the sale of approximately 280 million Reais at an average exchange rate of 2.316 Real to the US Dollar. These contracts are based on projected monthly costs beginning in February 2007 through to February 2010. The effective portion of changes in the fair value of the currency contracts has been recorded in OCI until the forecast expenditure impacts earnings. The ineffective portion of changes in the fair value of the currency contracts has been recorded in current earnings.

(c) COMMODITY PRICE RISK

The profitability of the Company is directly related to the market price of gold, copper and silver.

The Company has not hedged any of its gold.

During prior years, the Company entered into a combination of forward and call option contracts to economically hedge against the risk of declining copper prices for a portion of its forecast copper concentrate sales. The copper economic hedging program now in place provides a forward price of $2.75 per pound of copper for a total of 90 million pounds in 2008. The program includes long call options at an average strike price of approximately $3.25 per pound of copper on the 2008 hedge thereby permitting the Company to participate in price increases in the event that copper prices exceed the strike price of the options. The program requires no cash margin, collateral or other security from the Company.

In August, the Company entered into additional copper forward contracts intended to hedge copper prices at a weighted average forward price of $2.97 per pound of copper for a total of 124.9 million pounds of copper for 2008, 2009 and 2010 ($3.33 for 2008, $3.00 for 2009 and $2.67 for 2010) and $2.37 per pound of copper for a total of 35 million pounds of copper for 2011.

Through its acquisition of Meridian, the Company acquired forward sales commitments for the physical sale of silver ounces. Under this agreement, the Company is committed to selling 230,000 ounces of silver at a fixed price of $13.13 per ounce in 2008 and an additional 110,000 ounces for each of 2008 and 2009 at a minimum price of $13.13 per ounce in 2009. The fair value of the contract is being amortized over the term of the contract.

(d) INTEREST RATE RISK

The Company is exposed to interest rate risk on its variable rate debt. During the fourth quarter, the Company entered into a total of $550 million in interest rate swap agreements to convert floating rate financing to fixed rate financing over a 5 year period. These contracts fix the rate of interest on the Company’s long-term debt at 4.50%. The effective portion of changes in the fair value of the interest rate swaps has been recorded in OCI until the forecast interest expense impacts earnings. The ineffective portion of changes in the fair value of the interest rate swaps have been recorded in current earnings.

(e) CREDIT RISK

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. For cash, cash equivalents and accounts receivable, credit risk is represented by the carrying amount on the balance sheet. For long-term investments credit risk represents the par value of the instruments. For derivatives, the Company assumes no credit risk when the fair value of the instruments is negative. When the fair value of the instruments is positive, this is a reasonable measure of credit risk. The Company limits credit risk by entering into derivatives with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. The Company’s gross credit exposure was $18.2 million as at December 31, 2007 (2006 - $nil).

(f) LIQUIDITY RISK

Liquidity risk is the risk that a financial instrument cannot be eliminated quickly, by either liquidating it or by establishing an off-setting position. Under the terms of our trading agreements, counterparties cannot require the Company to immediately settle outstanding derivatives except upon the occurrence of customary events of default. The Company mitigates liquidity risk by spreading the maturity dates of derivatives over time.

32.     CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues for such items when a liability is both probable and the amount can be reasonably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

(a) The Company has a contingent liability to settle health related claims by former employees of Jacobina Mineracao e Commercio Ltda (“JMC”). The Company estimates this contingency to be $22.9 million which has been accrued as at December 31, 2007. The increase of $5.8 million in the year is due to the depreciation of the US dollar vis-a-vis the Brazilian Reais. There has been no charge in the amount of the contingent liability during the year in local currency.

(b) In 2004, a former director of Northern Orion commenced proceedings in Argentina against Northern Orion claiming damages in the amount of $177 million for alleged breaches of agreements entered into by the claimant. The claimant alleges that the agreements entitle him to a pre-emption right to participate in acquisitions by Northern Orion in Argentina and claims damages in connection with the acquisition by Northern Orion of its 12.5% equity interest in the Alumbrera project. While the Company considers that the allegations are unfounded and has been advised by its Argentine counsel that the action is unlikely to be successful, the outcome is not certain. A statement of defence to the claim has been filed and evidence in the case has been produced. A judgement on the merits by the court of first instance is pending. There is no assurance that the Company will be wholly successful in defending against the claims. If the Company is not successful or is only partially successful in the defence, there is no assurance that the claimant will not seek to increase the amount of the claim and the amount of damages is uncertain.

33.     COMPARATIVE FIGURES

Certain of prior period’s figures have been reclassified to conform with the current period’s presentation. The Company has separately disclosed advances and deposits and accounts receivable on the consolidated balance sheet. The Company has reclassified investments of $28.3 million as available-for-sale securities of $28.0 million and share purchase warrants held of $313,000 upon adoption of the new accounting standard. The Company has reclassified $23.3 million from current to long-term derivatives related liabilities on the consolidated balance sheet.

34. SUMMARY OF PRINCIPAL DIFFERENCES BETWEEN CANADIAN GAAP AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“US GAAP”)

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Material variations in the accounting principles, practices and methods used in preparing these consolidated financial statements from principles, practices and methods accepted by United States of America generally accepted accounting principles (US GAAP) are described and quantified below.

The impact of US GAAP on the consolidated income statements is as follows:

	2007	2006	2005
OPERATIONS
Net earnings (loss) under Canadian GAAP	$157,245	$(70,163)	$(4,111)
Adjustment for depreciation, amortization and depletion (i)	(17,598)	(4,099)	(1,420)
Write-off of deferred mineral property costs (i)	(36,772)	(20,691)	(11,583)
Pre-operating costs (ii)	(549)	878	(331)
Stripping costs in mine operating earnings (v)	(3,634)	—	—
Stripping costs in equity earnings (v)	(950)	—	—
	97,742	(94,075)	(17,445)
Tax effect of reconciling items	12,559	6,003	4,534
Net income (loss) attributable to common shareholders under US GAAP	110,301	(88,072)	(12,911)
Basic earnings (loss) per share under US GAAP	0.27	(0.32)	(0.09)
Diluted earnings (loss) per share under US GAAP	0.26	(0.32)	(0.09)
Basic weighted average number of shares outstanding under US GAAP	415,232	276,617	144,888
Diluted weighted average number of shares outstanding under US GAAP	431,917	276,617	144,888

The impact of US GAAP on the consolidated balance sheets is as follows:

	2007	2006	2005
ASSETS
Total assets under Canadian GAAP	$9,895,924	$2,181,192	$468,446
Write-off deferred mineral property costs (i)	(81,036)	(40,630)	(19,939)
Adjustment to mineral properties (i)	(23,446)	(7,404)	(4,352)
Adjustment to inventory (i)	(2,140)	(36)	134
Adjustment to investments (ix)	—	(4,526)	—
Future employee benefit adjustment to Mineral Properties on Meridian acquisition (vii)	3,494	—	—
Future income tax assets related to adjustments	23,450	10,609	4,606
Adjustment to equity investment (v)	(950)	—	—
Total assets under US GAAP	$9,815,296	$2,139,205	$448,895
LIABILITIES
Total liabilities under Canadian GAAP	$3,942,293	$464,602	$153,472
Future employee benefit liability adjustment (vii)	4,475	—	—
Other long-term liabilities - adjusted for unrecognized tax benefit (vi)	1,493	—	—
Future income tax liabilities related to adjustments	(2,922)	(2,922)	(2,922)
Total liabilities under US GAAP	$3,945,339	$461,680	$150,550
Non-controlling interest under US GAAP	$46,810	$—	$—
Shareholders’ equity under Canadian GAAP	$5,906,821	$1,716,590	$314,974
Write-off of exploration mineral property costs (i)	(81,036)	(40,630)	(19,939)
Adjustment for depreciation, amortization and depletion (i)	(25,145)	(7,547)	(3,448)
Net unrealized loss on investments (ix)	—	(4,526)	—
Unrecognized tax benefits (vi)	(1,493)	—	—
Future employee benefit adjustment to Other Comprehensive Income (vii)	(981)	—	—
Write-off of pre-operating costs (ii)	(441)	108	(770)
Adjustment to equity investment (v)	(950)	—	—
Future income taxes	26,372	13,530	7,528
Shareholders’ equity under US GAAP	$5,823,147	$1,677,525	$298,345
Total liabilities and shareholders’ equity under US GAAP	$9,815,296	$2,139,205	$448,895

The components of Shareholders’ equity under US GAAP would be as follows:

	2007	2006	2005
SHAREHOLDERS’ EQUITY
Shareholders’ equity:
Common shares	$5,502,518	$1,619,850	$310,263
Shares to be issued	—	42,492	—
Share purchase warrants	270,806	73,003	—
Additional paid-in capital	55,251	56,212	9,410
Accumulated other comprehensive loss	(4,836)	(4,632)	—
Deficit	(592)	(109,400)	(21,328)
Total Shareholders’ equity	$5,823,147	$1,677,525	$298,345

The impact of US GAAP on the consolidated cash flows is as follows:

CASH FLOWS	2007	2006	2005
Cash flows from (to) operating activities per Canadian GAAP	$293,874	$(3,215)	$3,410
Write-off of exploration mineral property costs (i)	(40,955)	(19,813)	(11,914)
Cash flows from (to) operating activities per US GAAP	$252,919	$(23,028)	$(8,504)
Cash flows from financing activities per Canadian and US GAAP	$614,344	$97,212	$250,469
Cash flows from investing activities per Canadian GAAP	(705,592)	(179,029)	(192,552)
Write-off of exploration mineral property costs (i)	40,955	19,813	11,914
Cash flows from investing activities per US GAAP	$(661,637)	$(159,216)	$(180,638)

(i) Mineral properties

Under Canadian GAAP, resource property acquisition costs and exploration costs may be deferred and amortized to the extent they meet certain criteria. Capitalized costs under Canadian GAAP are amortized on a unit-of-production basis based on proven, probable and possible reserves.

Under US GAAP, exploration costs must be expensed as incurred unless the resource properties have proven and probable reserves at which time costs incurred to bring the mine into production are capitalized as development costs. Drilling and related costs in delineating an orebody and converting mineral resources to mineral reserves are expensed as exploration costs under US GAAP. Capitalized costs are then amortized on a unit-of-production basis based on proven and probable reserves rather than over the proven, probable reserves of the mine and the applicable portion of resources expected to ultimately be mined. This additional depletion and exploration expense is required to be recognized under US GAAP. For the purposes of the consolidated statements of cash flows, the exploration costs are classified as cash used in investing activities under Canadian GAAP and cash used in operations under US GAAP.

(ii) Pre-operating costs

US GAAP requires pre-operating costs to be expensed as incurred. Canadian GAAP allows pre-operating costs to be capitalized until commercial production is established and then amortized on the unit of production basis.

(iii) Income taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2007, 2006 or 2005.

(iv) Stock-based compensation

Effective January 1, 2006, the Company adopted FAS 123(R). The adoption of this standard had no impact on the Company.

The aggregate intrinsic value represents the total pre-tax intrinsic value (the difference between Yamana’s closing stock price on the last trading day of the 2007 fiscal year end and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all the option holders exercised their options on December 31, 2007.

The aggregate intrinsic value as of December 31, 2007 for the 17.2 million (2006 - 16.1 million) outstanding stock options is $83.4 million (2006 - $111.3 million) and the weighted average remaining contractual term is 2.96 years (2006 - 4.55 years).

The aggregate intrinsic value as of December 31, 2007 for the 17.2 million exercisable stock options is $83.4 million (2006 – $110.5 million) and the weighted average remaining contractual term is 2.96 years (2006 – 4.61 years).

The weighted-average grant date fair value of stock options granted for the year ended December 31, 2007 was $Nil excluding the fair value of options acquired on acquisitions during the year.

The weighted-average grant date fair value of stock options granted during the year ended December 31, 2006 was $38.5 million excluding the fair value of options acquired on acquisitions during the year.

The weighted-average grant date fair value of stock options granted during the year ended December 31, 2005 was $2.3 million.

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the year ended December 31, 2007 was $68.4 million.

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the year ended December 31, 2006 was $78.1 million.

The aggregate intrinsic value of options (the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the option) exercised during the year ended December 31, 2005 was $2.2 million.

A summary of the status of Yamana’s nonvested shares as of December 31, 2007 and changes during the year ended December 31, 2007, is presented below:

		Weighted
		Average
		Grant-Date
		Fair-value
	Awards	(C$ )
Nonvested as of January 1, 2007	199	4.58
Granted	8,991	6.45
Vested	9,190	6.41
Nonvested, December 31, 2007	Nil	Nil

Cash received from the exercise of stock options for the year ended December 31, 2007 was $34.4 million.

Cash received from the exercise of stock options for the year ended December 31, 2006 was $22.2 million.

Cash received from the exercise of stock options for the year ended December 31, 2005 was $1.6 million.

The total tax benefit realized for the tax deductions from the options exercised for the years ended December 31, 2007, 2006 and 2005 was $Nil.

(v) Stripping costs incurred during production

Under Canadian GAAP, certain stripping costs incurred during production may be capitalized if the stripping activity provides access to sources of reserves that will be produced in future periods. Per EITF 04-6, under US GAAP, these costs should be included in the costs of the inventory produced (that is, extracted) during the period that the stripping costs are incurred and consequently expensed as the inventory is sold.

(vi) Accounting for uncertainty in income taxes

The Company adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”) effective January 1, 2007. As a result of this adoption, the Company recognized, as a cumulative effect of change in accounting principle, a $1.5 million increase in liabilities for unrecognized tax benefits, and a $1.5 million decrease in retained earnings.

Upon adoption of FIN 48, income tax liabilities as of January 1, 2007 included a total of $1.5 million for unrecognized tax benefits. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	$4,639
Additions based on tax positions related to the current year	—
Additions related to tax positions of prior years	—
Reductions for tax positions of prior years	—
Settlements of tax positions	—
Balance at December 31, 2007	$4,639

These liabilities are primarily included as a component of long-term “Other Liabilities” in the Company’s Consolidated Balance Sheet because the Company generally does not anticipate that any of the liabilities will be settled within the next twelve months. As of December 31, 2007, $4.6 million of unrecognized tax benefits, if recognized in future periods, would impact the Company’s effective tax rate.

The Company recognizes interest expense and penalty expense related to unrecognized tax benefits in interest expense. At December 31, 2007, the Company had approximately nil of accrued interest and nil of accrued penalties on its Consolidated Balance Sheet.

The following is a summary of the tax years that remain subject to examination by major jurisdiction:

Jurisdiction	Years
Canada	All Years
United States	1998-2007
Brazil	2003-2007
Chile	2004-2007
Argentina	2006-2007
Honduras	2003-2007

(vii) Defined Benefit Pension

In September 2006, the FASB issued FAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” which requires the recognition in the Company’s financial statements the funding status of a benefit plan and that the plan assets and benefit obligations be measured as of the date of the employer’s fiscal year-end statement of financial position. Under FAS 158 the Company is required to recognize unamortized actuarial gains and losses, prior service cost and remaining transitional amounts not recognized under Canadian GAAP, with the offset to comprehensive income. This difference in accounting standards resulted in $1 million being recognized as a charge in comprehensive income and a $3.5 million increase to total assets for an over-funded plan and $4.5 million increase to total liabilities for under-funded plans for U.S. GAAP purposes.

(viii) Joint Venture

Under Canadian GAAP, the accounts of all incorporated and unincorporated joint ventures and partnerships are proportionately consolidated according to the Company’s ownership interest. Under U.S. GAAP, the equity method of accounting is applied in circumstances where a proportionately consolidated joint venture’s significant financial and operating policies are, by contractual arrangement, jointly controlled by all parties having an equity interest in the entity. United States regulations do not require, for the purposes of this reconciliation, adjustment to equity account for the joint ventures. The presentation of the Company’s joint venture does not require adjustments to the equity method. Refer also to note 28 to the financial statements.

(ix) Comprehensive income (loss)

In May 1993, the FASB issued SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS No. 115”). Under SFAS No. 115, management determines the appropriate classification of investments in debt and equity securities at the time of purchase and re-evaluates such designation as of each balance sheet date. Under SFAS No. 115, equity securities and long-term investments are classified as available-for-sale securities and accordingly, the Company is required to include the net unrealized holding gain on these securities in other comprehensive income. This difference in accounting standard resulted in an increase in comprehensive loss for 2006 and 2005 of $4.5 million and $100,000, respectively. There was no US GAAP adjustment for the year ended December 31, 2007 with the adoption of Section 1530, Comprehensive Income, of the CICA. SFAS No. 130, Reporting Comprehensive Income, which establishes standards for the reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements.

(x) Pro forma information on business combination

Under US GAAP, SFAS 141, Business Combinations, requires disclosure of certain pro forma information when one or more business combinations are completed. The following table presents the pro forma results of operations for informational purposes, assuming that the Company had acquired Meridian Gold Inc., Northern Orion Resources Inc., at the beginning of 2007 and Desert Sun Mining Corp., Viceroy Exploration Ltd. and RNC Gold Inc. at the beginning of 2006.

	2007	2006
Revenues	$987,753	$437,288
Net earnings (loss)	$81,316	$(63,990)
Pro forma basic earnings (loss) per share	$0.12	$(0.19)
Pro forma diluted earnings (loss) per share	$0.12	$(0.19)

Pro forma information includes non-recurring deal transaction costs incurred during the year by Meridian and Northern Orion of approximately $30 million relating to Yamana’s acquisition.

(xi) Equity investment in Minera Alumbrera

For Canadian GAAP purposes, equity earnings from Minera Alumbrera of $3.8 million, is shown before earnings before income taxes and non-controlling interest on the Consolidated Statements of Operations. For US GAAP purposes, this should be shown after the Company’s earnings before income taxes and non-controlling interest.

(xii) Impact of Recent United States Accounting Pronouncements

Recently issued United States and Canadian accounting pronouncements are outlined below.

In December 2007, the Financial Accounting Standards Board (“FASB”) released FASB 141-R, Business Combinations. This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008, which is a business combination in the year ending December 31, 2009 for the Company. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. The Company will assess the impact of this standard for Business Combinations occurring after January 1, 2009.

In December 2007, the FASB released FASB 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51. This Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008, which for the Company is the year ending December 31, 2009 and the interim periods within that fiscal year. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. This Company is assessing the impact of the new standards.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). This statement defines fair value, establishes guidelines for measuring fair value and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements but rather eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company expects that adoption of SFAS 157 will not have a material effect on its financial condition or results of operation.

In February 2007, the FASB issued SFAS No.159, the Fair Value Option for Financial Assets and Financial Liabilities - including an amendment to FAS 115. This standard permits a company to choose to measure certain financial assets, financial liabilities and firm commitments at fair value. The standard is effective for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact SFAS No.159 will have on its financial condition and results of operations.

The Securities and Exchange Commission (“SEC”) and FASB have issued recent interpretations for U.S. GAAP that suggest warrants with an exercise price that is different from the entity’s functional currency cannot be classified as equity. As a result, these instruments should be treated as derivatives and recorded as liabilities which and are carried at their fair value, with changes in the fair value from period to period recorded as a gain or loss in the statement of operations. The Company’s functional currency is the U.S. dollar and it has issued and outstanding warrants that have an exercise price that is denominated in Canadian dollars.

The recent SEC and FASB interpretations relate to FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities and Emerging Issue Task Force (“EITF”) EITF 00-19 Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s Own Stock. The FASB has initiated a project to determine the accounting treatment for certain equity instruments with elements of foreign currency risk. This project is expected to provide further guidance with respect to U.S. GAAP accounting for such items.

In March 2008, FASB issued FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is assessing the impact of the new standard.

Corporate

Governance

Yamana and the Board recognize the importance of corporate governance for effective management of the Company and protection of its employees and shareholders. The Company’s approach to significant issues of corporate governance is designed with a view to ensuring that Yamana’s business and affairs are effectively managed in order to enhance shareholder value.

The Company’s corporate governance practices have been, and continue to be, in compliance with applicable Canadian, United States and United Kingdom legal requirements and good practices. The Company continues to monitor developments in Canada, the United States, and the United Kingdom with a view to further revising its governance policies and practices, as appropriate.

Although Yamana is not required to comply with most of the New York Stock Exchange listing standards regarding corporate governance, Yamana has adopted similar standards as part of its corporate governance practices. To view Yamana’s Board and committee charters, ethics policy, corporate governance practices as well as how they compare to the NYSE standards, please visit www.yamana.com/governance. More information can also be found in Yamana’s Information Circular.

Board of Directors

Peter Marrone, Chairman              Since: 2003

Chairman and Chief Executive Officer, Yamana Gold Inc.

Other Boards: Vaaldiam Resources and Aura Minerals
Education: Faculty Scholar, Bachelor of Laws

Work Experience: Peter founded Yamana Gold in 2003. Previously, Peter was the Head of Investment Banking at a Canadian investment bank

Victor Bradley, Lead Director        Since: 2003

Executive Deputy Chairman, Nevoro Inc. and Mining Consultant

Other Boards: Nortec Ventures, Frontier Pacific Mining, Nevoro (Chairman), Castillian Resources, Osisko Exploration, and AIM Resources (Chairman)

Education: Chartered Accountant
Work Experience: Victor was President and Chief Executive Officer of Yamana Resources, a predecessor of Yamana Gold, from 1995 to 2003

Yamana Committees: Audit (Chair), Compensation, and Corporate Governance and Nominating

John Begeman, Director        Since: 2007

Chief Operating Officer, Zinifex Canada Inc.

Other Boards: Premier Goldmines

Work Experience: John was Vice President, Western Operations and Vice President of Goldcorp, prior to which John was Mine Superintendent, Mine Manager and General Manager of Wharf Resources and Golden Reward Mines

Yamana Committees: Sustainability (Chair)

Robert Horn, Director        Since: 2007

Private Investor

Other Boards: Skye Resources

Education: Bachelor of Science (Honours) - Geology, Master of Science - Geology

Work Experience: Robert was Vice President, Exploration for Inco, FMC Gold and BP Canada

Yamana Committees: Sustainability

Nigel Lees, Director        Since: 2005

President and Chief Executive Officer of SAGE Gold and President of C.N. Lees Investments Limited

Other Boards: Hawk Uranium

Work Experience: Nigel was President and Chief Executive Officer of Sunblush Technologies

Yamana Committees: Audit and Compensation (Chair)

Patrick Mars, Director        Since: 2003

President, P.J. Mars Investments Limited

Other Boards: SAGE Gold (Chairman), Central Sun Mining, Endeavour Mining Capital, Aura Minerals (Chairman), Carpathian Gold, Selwyn Resources
Education: Chartered Financial Analyst

Work Experience: Patrick previously acted as Chairman and director of First Marathon Securities (UK) and after director of NBC Financial (UK). Patrick has over 40 years experience in the finance industry

Yamana Committees: Audit, Sustainability and Corporate Governance and Nominating (Chair)

Richard Graff, Director        Since: 2007

Consultant

Other Boards: Dynamic Materials

Education: Undergraduate Degree (Economics), Post-graduate degree (Accounting)

Work Experience: Richard was a Partner at PricewaterhouseCoopers as the audit leader for the mining industry

Yamana Committees: Audit

Carl Renzoni, Director        Since: 2007

Private Investor

Other Boards: International Molybdenum, Copper Mountain Mining

Education: Bachelor of Science - Geology

Work Experience: Carl was Managing Director at BMO Nesbitt Burns and a former Director of Meridian Gold and Peru Copper. He has over 30 years experience specializing in the mining industry.

Antenor Silva, Director             Since: 2003

President and Chief Operating Officer, Yamana Gold Inc.

Education: Bachelor of Science (Mining and Metallurgical Engineering)

Work Experience: Antenor was Chief Operating Officer of Santa Elina Mines and has approximately 40 years of experience in the mining and chemical industries.

Dino Titaro, Director        Since: 2005

President and Chief Executive Officer, Carpathian Gold Inc.

Other Boards: Plata Peru Resources, Richview Resources

Work Experience: Dino was President and Chief Executive Officer of A.C.A. Howe International

Yamana Committees: Compensation, Sustainability, and Corporate Governance and Nominating

Non-independent Board Members

Corporate

Information

Senior Management

Peter Marrone

Chairman and Chief Executive Officer

Antenor Silva

President and Chief Operating Officer

Charles Main

Senior Vice President, Finance and Chief Financial Officer

Greg McKnight

Senior Vice President, Business Development

Ludovico Costa

Senior Vice President, Operations

Darcy Marud

Senior Vice President, Exploration

Evandro Cintra

Vice President, Technical Services

Jacqueline Jones

Vice President, Legal, General Counsel and Corporate Secretary

Ana Lucia Martins

Vice President, Safety, Health, Environment and Community

Jodi Peake

Vice President, Public and Investor Relations

Arão Portugal

Vice President, Administration

Betty Soares

Corporate Controller

Sofia Tsakos

Vice President, Corporate Counsel

Mark Bennett

Assistant Corporate Secretary

Executive Offices

150 York Street, Suite 1102

Toronto, Ontario

Canada

M5H 3S5

Tel:	(416) 815-0220
Fax:	(416) 815-0021

Rua Funchal

411 - 4 andar - conjunto

43/44

CEP 04551-0660 - São Paulo

SP - Brazil

Tel:	+55 11 2163 8300
Fax:	+55 11 2163 8330

Annual General and Special Meeting

Yamana Gold Inc. will hold its Annual General and Special Meeting on Wednesday, May 14, 2008 at 11:00 am Eastern Time at the Four Seasons Centre for the Performing Arts located at 145 Queen Street West, Toronto, Ontario, Canada. The main entrance is located at the southeast corner of Queen Street West and University Avenue. The meeting will also be webcast live on Yamana’s website at www.yamana.com.

Shareholder

Information

Share Listings
Toronto Stock Exchange: YRI
New York Stock Exchange: AUY
London Stock Exchange: YAU

Capitalization
Common Shares (basic): 668.4 million
Common Shares (fully diluted): 732.5 million
Warrants: 46.9 million
Options: 17.2 million

2007 Common Share Trading Information

Stock Exchange	Ticker	Closing Price	High	Low	Volume
TSX	YRI	C$12.89	C$17.76	C$9.74	1,363,212,841
NYSE*	AUY	US$12.94	US$15.49	US$9.12	1,799,360,969
LSE*	YAU	649p	760p	435p	2,471,337

*Yamana shares began trading on the NYSE January 12, 2007 and the LSE June 12, 2007.

Dividends

Yamana currently pays a quarterly dividend of US$0.01 per share.

2007 Dividend Schedule
	Record Date	Payment Date
Q1 2007	March 30, 2007	April 16, 2007
Q2 2007	June 29, 2007	July 16, 2007
Q3 2007	September 28, 2007	October 12, 2007
Q4 2007	December 31, 2007	January 14, 2008

Anticipated 2008 Dividend Schedule*
	Record Date	Payment Date
Q1 2008	March 31, 2008	April 14, 2008
Q2 2008	June 30, 2008	July 14, 2008
Q3 2008	September 30, 2008	October 14, 2008
Q4 2008	December 31, 2008	January 14, 2009

*Subject to approval by the Board of Directors

Warrants

Yamana’s public warrants which trade on the TSX are summarized as follows:

•                  The YRI.wt.a warrants relate to previous Desert Sun Mining warrants and have an exercise price of C$2.50 with expiry on November 20, 2008. On exercise the holder would receive 0.6 of a Yamana share.

•                  The YRI.wt.b warrants relate to previous ‘A’ warrants of Northern Orion and have an exercise price of C$2.00 with expiry on May 29, 2008. On exercise the holder would receive 0.543 of a Yamana share.

•                  The YRI.wt.c warrants relate to previously existing ‘B’ warrants of Northern Orion and have an exercise price of C$6.00. On exercise the holder would receive 0.543 of a Yamana share.

Yamana Share Price Performance

($100 invested since inception)

Yamana Relative Price Performance Comparison

($100 invested since June 2003)

Electronic Delivery of Shareholder Document

If you would like to receive your shareholder and financial documents electronically, please enroll in Yamana’s electronic delivery program through CIBC Mellon Trust at www.cibcmellon.com/electronicdelivery.

Transfer Agent

For information regarding shareholdings, dividends, certificates, change of address, electronic delivery, or exchange of share certificates due to an acquisition, please contact CIBC Mellon Trust Company at:

CIBC Mellon Trust Company
320 Bay Street, Box 1	Phone: 1-800-387-0825 (toll free in North America)
Toronto, Ontario, Canada	1-416-643-5500 (outside North America)
M5H 4A6	Email: inquiries@cibcmellon.com

Investor Information Contact

For additional financial information, industry developments, latest news and corporate updates:

Phone: (416) 815-0220	Email: investor@yamana.com

Auditors	Legal Counsel

Deloitte & Touche LLP	Cassels, Brock & Blackwell LLP
Dorsey & Whitney LLP

Concept and Design: Goodhoofd Inc. Project Management and Production: Walter J. Mishko & Co. Inc.	Printed in Canada using vegetable based inks on chlorine-free paper containing post consumer product and which is 100% recyclable.

WWW.YAMANA.COM

SÃO FRANCISCO
SAN ANDRÉS
MINERA FLORIDA